Pampa energía

Annual report and financial statements

2023

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2023 Annual Report

To the shareholders of Pampa Energía S.A. (‘Pampa,’ the ‘Company’ or the ‘Group’):

Pursuant to the statutory rules and Bylaws currently in force, we submit for your consideration the Annual Report and Financial Statements for the 80th fiscal year that ended December 31, 2023.

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1.	2023 and outlook

In 2023, we set a new milestone in our mission of being leaders in energy efficiency, reaching a record investment of nearly US$1.2 billion between Pampa and its affiliates. This achievement was reflected in the record gas production from Vaca Muerta and additional clean and efficient installed power capacity through the CTEB’s CCGT, PEPE IV and PEPE VI, contributing significantly to Argentina’s energy matrix.

Evolution of investments by Pampa Energía and 100% affiliates

In million US$

Our E&P production has continued growing steadily, and in 2023, it has positioned us once again as a natural gas benchmark in the Neuquina Basin, and therefore, the country, with local sales mostly sold under contracts until 2028, and also as one of the leading gas exporters to Chile.

After many years of standing out as a tight gas producer, in 2023 we leaped into massive shale gas production, connecting 23 wells to the Vaca Muerta formation from El Mangrullo and Sierra Chata blocks and raising peak gas production to over 16 million m3 per day during the winter, the most critical supply period. This milestone was achieved thanks to the commissioning of the new GPNK, one of the country’s main infrastructure works in recent years, which allowed greater gas evacuation from the Neuquina Basin to the east. From it, Pampa was awarded the supply of the pipeline’s 44%. This record not only contributed to the production of an essential fuel for energy transition, but also reduced burdensome imports and subsidies and brought foreign currency to the Argentine economy through exports.

In 4 years and investing over US$1.1 billion, we doubled peak gas production

In million m3/day and invested US$

Our blocks' productivity and shale gas potential were our hallmarks to be competitive, continue gaining market positioning and replenish almost twice the annual production, recording an 11% year-on-year increase in proven reserves to 199 million boe. Thanks to the active campaign in Vaca Muerta, we have almost doubled the certified shale volume to 83 million boe, representing 42% of Pampa’s total P1 reserves (vs. 44 million boe or 24% of P1 reserves in 2022). Even with growing production, we have maintained an average life of 8.6 years.

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Moreover, in August 2023, we acquired Rincón de Aranda, a block at the heart of Vaca Muerta’s shale oil window. Although not currently in production, the block shows excellent potential due to its proximity to major areas. In 2024, we will start developing the pilot plan to connect the well drilled in 2018 and complete the other eight wells. We aim to replicate the success stories of the El Mangrullo and Sierra Chata blocks, with the forward-looking expectation of adding reserves and production and exceeding 100 thousand boe per day of gas and crude oil from Vaca Muerta by 2027.

In 2023, we maintained our leadership as the country’s largest independent power generator, operating 5,332 MW and contributing 15% of the country’s total generation. Thanks to the investments made over the last few years, the ‘new’ or PPA-covered capacity stands for 31% of the total operated capacity, while its contribution to EBITDA has reached 68% of the business. Despite the gap between both types of energy, we have once again reached a high thermal availability level in our power plants, close to 92%, in contrast with the system’s declining trend.

Evolution of thermal generation availability

In % of rated capacity

In February 2023, we commissioned the closing to combined cycle at Ensenada Barragan. This expansion required more than US$250 million and added 280 MW, substantially increasing the plant’s dispatch thanks to efficient fuel consumption. We also continued adding more renewable power through the commissioning of PEPE IV, with an 81 MW capacity and an approximate US$130 million investment. Also, in early 2023, we started building our ambitious PEPE VI project, planning to add 140 MW of wind power with an over US$270 million investment. Its progressive commissioning is expected to begin this year, and total completion is estimated for the third quarter of 2024.

Once all ongoing expansions are commissioned, Pampa will operate a total projected capacity of 5,471 MW, of which 427 MW will come from wind energy, positioning ourselves as a leader in this segment.

Despite pricing and volume challenges, 2023 was another remarkable year for our petrochemicals segment, mainly thanks to excellent operational management and increased export volumes, this business being the largest contributor to Pampa’s exports.

Finally, despite the complex local and international context, in 2023 we achieved our lowest indebtedness level in five years, recording a US$613 million net debt at year-end. In 2023, we were proactive in our liability management, canceling important maturities such as the 2023 international bond and placing successful issuances in the domestic market. Also, relying on our robust cash generation, we have substantially increased our liquidity, resulting in a 0.9x net debt ratio and demonstrating a solid financial position in line with strong investments to grow our asset base organically.

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Besides maintaining the operational excellence characterizing our assets, our ESG approach has allowed us to continue reinforcing our commitment to the well-being of our teammates and contractors, the proximity with our stakeholders and, along with the Foundation, the support to the communities where we are present through our assets. All of this would not have been possible without the effort and dedication of the Company’s teammates and advisors, our families, suppliers, financial institutions and investors. That is why we would like to thank our shareholders for the continuous trust placed in us and share our enduring enthusiasm for investment and growth to continue consolidating as a benchmark in the Argentine energy sector.

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2.	Macroeconomic context

As of the third quarter of 2023, economic activity recorded a 1.6% decrease compared to the same period in 2022, driven by the 6.8% and 0.4% drop in FOB exports (goods and services) and investments, respectively. However, 1.9% and 2.6% increases were recorded in private and public consumption, respectively. Growth was experienced in 11 out of 16 identified sectors of the economy, the most dynamic ones being mining and quarrying (+7.7%), hotels and restaurants (+6.4%) and teaching (+2.6%). In contrast, agriculture, livestock, hunting and forestry (-25.8%) and fishing (-7.1%) contracted the most.

Regarding the evolution of prices, the National Cost of Living Index published by the INDEC showed a 211.4% variation in 2023. The most significant increases were recorded in food and non-alcoholic beverages (+251.3%), household equipment and maintenance (+231.7%) and health (+227.7%). Furthermore, as measured by the registry of Stable Workers’ Average Taxable Remuneration (Remuneración Imponible Promedio de los Trabajadores Estables, RIPTE), salaries experienced a 142.7% year-on-year increase as of November 2023.

As of December 2023, the Non-Financial Public Sector’s fiscal accounts accumulated a 3.2% and 7.1% primary and financial deficit to GDP, respectively. The annual variation in tax revenues, measured in AR$ based on figures published by the AFIP (Federal Administration of Public Revenue, Administración Federal de Ingresos Públicos in Spanish), ended with a 113.3% year-on-year increase. Moreover, primary expenditures recorded by the National Treasury showed a 123.0% year-on-year variation.

Regarding the foreign exchange situation, the BCRA’s US$ currency wholesale FX rate (Res. A3500) closed at AR$808.48/US$ on December 31, 2023, showing a cumulative 356.4% increase against the end of 2022 and an average 125.7% year-on-year variation. BCRA’s international reserves totaled US$23.1 billion, representing a US$21.5 billion decrease compared to the level reached at the end of 2022. The monetary base reached AR$9,608 billion at the end of 2023, showing an 84.6% year-on-year increase. In addition, BCRA’s debt stock in issued bonds totaled an equivalent amount expressed in dollars of US$38.4 billion as of the closing of 2023, representing a 35.1% year-on-year decrease.

Finally, on the external front, according to INDEC’s data, the cumulative current account deficit amounted to US$18.2 billion as of the third quarter of 2023, representing 3.4% of the GDP, mainly due to the trade deficit. The Free on Board (FOB) value of exports totaled US$66.8 billion (-24.5%), while the Cost, Insurance and Freight (CIF) value of imports reached US$73.7 billion (-9.6%). The drop in exports is explained by decreases in primary products (-39.4%), agricultural manufactures (-27.9%), industrial manufactures (-10.4%) and fuels and energy (-7.4%). Regarding imports, the drop is explained by decreases in fuels and lubricants (-38.4%), capital goods (-11.3%), consumables (-7.3%), automotive (-7.3%) and intermediate goods (-5.1%).

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3.	Corporate governance

At Pampa, we believe that the best way to preserve and protect our investors is to adopt and implement the best corporate governance practices. This approach consolidates us as one of the market’s most trustworthy and transparent companies. For this purpose, we constantly strive to incorporate those practices, considering international market trends and applicable domestic and foreign corporate governance standards and rules.

In this sense, Pampa is a member of the special stock quote panel called +GC Panel, which ByMA sponsors. The +GC Panel includes companies listed at ByMA with single-vote shares that follow the best corporate governance and transparency practices, even beyond the required regulatory level. Pampa fulfills all these practices, which are subject to periodic review for compliance and aligned with the Corporate Governance principles of the Organization for Economic Co-operation and Development (OECD) adopted by the G20.

Further information on Pampa’s corporate governance practices can be found in Appendix I of this Annual Report, which incorporates the corporate governance report required under the Code per Section 1, Title I, Chapter I, Part IV of the CNV Rules, as restated in 2013 and amended by CNV General Res. No. 797/19.

3.1	Our shareholders

As of December 31, 2023, Pampa’s capital stock consisted of 1,363,520,380 issued ordinary shares, each with a par value of AR$1 and granting the right to one vote. The following table shows information on Pampa’s common shareholdings:

Holders as of December 31, 2023	In million		% of outstanding capital stock
	Shares	ADR
Management[1]	336.9	13.5	24.7%
Free float on NYSE and ByMA	1,022.7	40.9	75.0%
Employee stock-based compensation plan	3.9	0.2	0.3%
Outstanding capital	1,363.5	54.5	100.0%

Note: All figures are rounded, so the total may not equal the sum of the figures. 1 Direct and indirect stakes of Messrs. Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani and Ricardo Alejandro Torres.

Pampa is listed on the ByMA, participates in the S&P Merval and the sustainability (non-traded) indexes, and is a member of the special stock quote panel known as the +GC Panel.

Moreover, Pampa has a Level II ADS program listed on the NYSE. Each ADS represents 25 common shares. Our ADR takes part in Bloomberg’s gender-equality stock index (non-traded).

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3.2	Pampa’s corporate bodies

Board of Directors

Under the ABOL, the CMA and Pampa’s Bylaws, decision-making within the Company is vested in the Board of Directors. The Board consists of ten regular directors and an equal or smaller number of alternate directors, as determined by the Shareholders’ Meeting, a percentage of whom will be independent according to the independence criteria set out in the CNV rules. All our directors are elected for a term of three years and may be re-elected indefinitely, except for the restrictions arising from CNV’s independence standards. The expiration and further renewal of terms of office are made on a partial and staggered basis every year, with the election of three directors for two consecutive years and four directors the following year. Currently, Pampa’s Board is composed as follows:

Name	Position	Independence	Term-expiration*
Marcos Marcelo Mindlin	Chairperson	Non-Independent	12/31/2023
Gustavo Mariani	Vice-chairman	Non-Independent	12/31/2025
Ricardo Alejandro Torres	Director	Non-Independent	12/31/2025
Damián Miguel Mindlin	Director	Non-Independent	12/31/2025
Silvana Wasersztrom	Director	Independent	12/31/2025
María Carolina Sigwald	Director	Non-Independent	12/31/2023
Carolina Zang	Director	Independent	12/31/2024
Carlos Correa Urquiza	Director	Independent	12/31/2024
Horacio Jorge Tomás Turri	Alternate Director	Non-Independent	12/31/2025
María Agustina Montes	Alternate Director	Non-Independent	12/31/2025
Mariana De la Fuente	Alternate Director	Non-Independent	12/31/2024
Mauricio Penta	Alternate Director	Non-Independent	12/31/2023
Clarisa Diana Lifsic	Alternate Director	Independent	12/31/2024
Diego Martín Salaverri	Alternate Director	Non-Independent	12/31/2024
Clarisa Vitone	Alternate Director	Independent	12/31/2023
Lorena Rappaport	Alternate Director	Independent	12/31/2024

Note: *They will be in office until their reelection or the election of their substitutes.

On September 12, 2023, and November 29, 2023, Mr. Darío Epstein and Mrs. María Renata Scafati resigned from their Regular Directors positions. Moreover, on November 22 and 29, 2023, Mmes. Diana Mondino and Emilse Juárez resigned as Alternate Directors. The Company’s Board approved these resignations at the meetings held on November 8 and December 14, 2023, and January 4, 2024, and their substitutes will be appointed at the next Shareholders’ Meeting of the Company.

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Our senior management

The following table includes information on our senior management:

Name	Position
Marcos Marcelo Mindlin	Chair
Gustavo Mariani	Executive vice president and CEO
Ricardo Alejandro Torres	Executive vice president
Damián Miguel Mindlin	Executive vice president
Nicolás Mindlin	Executive director of finances (CFO) and M&A
Horacio Jorge Tomás Turri	Executive director of exploration and production
María Carolina Sigwald	Executive director of legal affairs
Mauricio Penta	Executive director of administration, IT and supply

Supervisory Committee

Our Bylaws provide that Pampa’s oversight will be in charge of a Supervisory Committee consisting of three regular members and three alternate members appointed by our shareholders under the regulations in force. The Supervisory Committee will be composed of duly registered lawyers and/or accountants admitted to practice in Argentina, who will serve for a term of three fiscal years.

The Supervisory Committee’s primary responsibility is to exercise statutory control over the Board’s compliance with the provisions outlined in the ABOL, the Bylaws, their regulations, if any, and the decisions adopted at Shareholders’ Meetings. In performing these duties, the Supervisory Committee neither monitors our operations nor assesses the merits of the decisions adopted by directors. Currently, Pampa’s Supervisory Committee is composed as follows:

Name	Position	Term expiration*
José Daniel Abelovich	Statutory Auditor	12/31/2023
Martín Fernández Dussaut	Statutory Auditor	12/31/2023
Elena Sozzani	Statutory Auditor	12/31/2023
Tomás Arnaude	Alternate Statutory Auditor	12/31/2023
Noemí Ivonne Cohn	Alternate Statutory Auditor	12/31/2024
Germán Wetzler Malbrán	Alternate Statutory Auditor	12/31/2023

Note: * They will be in office until their reelection or the election of their substitutes.

Audit Committee

In line with Section 109 of the CMA, Pampa has an Audit Committee integrated by three regular members and an alternate member, who all hold independent status according to the independence standards in the CNV rules. The Audit Committee members have professional financial, accounting, legal, and/or business expertise.

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Under the applicable legislation and its own internal regulations, the Audit Committee has, among others, the following duties:

i.	Supervising the operation of internal control and administrative/accounting systems and the reliability of the latter and of all financial information or any other noteworthy events that may be disclosed to the CNV and the markets, in compliance with the applicable reporting system;
ii.	Rendering opinion on any Board’s proposal appointing external auditors to be hired by the Company and ensuring their independence;
iii.	Reviewing the plans sent by external and internal auditors, assessing their performance, and issuing an opinion on the presentation and disclosure of annual FS, all following the CNV rules. For the supervision of the external auditor’s performance, the Committee may determine objective indicators to assess their commitment, efficiency and independence;
iv.	Supervising the implementation of risk management information policies within the Company;
v.	Providing the market with complete information on transactions where there may be a conflict of interest with members of corporate bodies or controlling shareholders;
vi.	Rendering its opinion on remunerations and stock options plans’ proposals from the Company’s directors and managers drawn up by the Company’s Board;
vii.	Rendering its opinion on compliance with legal requirements and the reasonableness of conditions for the issuance of shares or convertible securities in case of capital increases with the exclusion or limitation of preemptive rights;
viii.	Issuing a well-founded opinion on related-party transactions in the cases established by legislation and disclosing it in compliance with the law in case there is an actual or alleged conflict of interest within Pampa;
ix.	Supervising the operation of a channel whereby the Company’s executives and staff may report accounting, internal control and audit issues under the applicable provisions to such effect;
x.	Providing any report, opinion or statement required by the current regulations in force, with the scope and frequency required by such regulations, as amended, etc.;
xi.	Fulfilling all obligations outlined in the Bylaws, as well as laws and regulations binding the Company;
xii.	Checking compliance with applicable standards of ethical conduct; and
xiii.	Drawing up an annual action plan, for which it will be held accountable to the Board and the Audit Committee. The Audit Committee will submit this action plan within 60 calendar days from the beginning of the fiscal year.

Pampa’s Audit Committee is composed as follows:

Name	Position	Independence
Carlos Correa Urquiza	Chair	Independent
Silvana Wasersztrom	Regular Member	Independent
Carolina Zang	Regular Member	Independent
Clarisa Diana Lifsic	Alternate Member	Independent

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3.3	Minority shareholder protection

Regarding protection of minority shareholders, Pampa’s Bylaws provide for:

•	A single class of shares granting equal economic and political rights;
•	Special majorities of up to 66.6% of the votes to amend specific clauses of the Bylaws and
•	The possibility of calling a shareholders’ meeting upon request of shareholders representing at least 5% of the capital stock.
3.4	Corporate governance policies

Integrity Program – Law No. 27,401

Pampa complies entirely with the provisions of the Legal Entities’ Criminal Liability Law and the Integrity Program contemplated therein. The program aims to implement internal actions, mechanisms and proceedings to prevent, detect and correct misconduct and illegal acts covered by this law.

The Integrity Program is periodically reviewed by the Board, including the identification of potential improvements. Pampa’s Internal Audit Department is responsible for the program internally, including its development, coordination and supervision.

Code of Conduct

Pampa has a Code of Conduct approved by the Board that constitutes the guide for making honest decisions in daily activities and defines how to address challenges. It sets out core principles to ensure a service of excellence for our customers and build relationships with our suppliers, teammates, shareholders, authorities, intermediate organizations and the Pampa community.

Ethics Committee

We have a consultation body on the Integrity Program. Its main responsibilities include providing guidance on the Code of Conduct, following up on cases received through the Ethics Hotline, and rendering its opinion on disciplinary actions and conflicts of interest. This committee comprises the Human Resources, Legal and Audit Departments, with oversight of our CEO. It can be contacted personally or via email at etica@pampaenergia.com.

Ethics Hotline

Pampa offers the Ethics Hotline, an exclusive channel to report any suspected misconduct or breach of the Code of Conduct on a strictly confidential basis. This line is available through different channels (website, chat, toll-free telephone number or email) and is run by an external supplier, guaranteeing higher transparency. Moreover, it has a Procedure for handling complaints, updated in November 2023, which describes the process from the reception of an objection to the investigation’s conclusion and the potential application of corrective actions. The Audit Committee is responsible for supervising the channels’ operation and resolution of complaints in issues within its authority.

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Policy against Fraud, corruption and other irregularities

This policy reaffirms transparency and ethics as essential behaviors to lead the Company’s business and achieve sustainable growth. It also prohibits fraud, corruption in any form or other acts of misconduct within Pampa. Moreover, it sets Pampa’s stance on preventing corruption and other acts of misconduct, complementing the principles and values defined in our Code of Conduct. Therefore, both documents should be read in conjunction. This Policy also includes clauses on the obligation to report any actual or suspected violation of laws and/or regulations, as well as the prohibition of retaliation against anyone filing a report legitimately and in good faith or refusing to participate in acts of corruption.

Policy on Best Security Market Practices

This policy outlines certain restrictions and formalities on trading Pampa and/or its affiliates’ marketable securities listed in a stock exchange. It ensures transparency and guarantees that no benefit or economic advantage is gained from misusing material non-public information about Pampa and/or its affiliates. It applies to all Pampa and its subsidiaries’ employees, including directors, members of the Supervisory Committee and Senior Management lines.

Policy on Related-Party Transactions

Under the CMA, the policy provides that all ‘high-value transactions’ between Pampa and individuals and/or legal entities that could be deemed ‘related parties’ will be subject to a specific prior authorization and control procedure. This procedure, coordinated by Pampa’s legal affairs executive department, involves both Pampa’s Board and Audit Committee, as applicable. The policy was reviewed and updated by the Board in 2021.

Board of Directors’ Self-Assessment Questionnaire

Pampa’s Board implements a Self-Assessment Questionnaire that allows for an annual analysis and assessment of its own performance and management. The legal affairs executive department is responsible for analyzing and filing the questionnaires. Each director answers the questionnaire individually and based on the results, proposes to Pampa’s Board all measures deemed proper to improve the performance of the Board’s duties.

Policy on Relevant Information Disclosure

This policy regulates processes for publishing relevant information per the regulatory requirements of the stock exchanges where Pampa’s securities are traded or those in which Pampa is a registered issuer.

Integrated Management Policy

This policy is an evolved version of the QHSE Policy, adapted to the Company’s present situation and the challenges it faces, driving the sustainable development of our businesses. It adds supplementary aspects to QHSE, such as the efficient use of energy and natural resources, the reliability and integrity of our facilities and operations, and asset management optimization. The policy reaffirms that integrated management is an essential part of our operations and includes ten management principles guiding its simple and agile implementation and strengthening Pampa’s culture.

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Dividend Policy

This policy outlines the guidelines for balancing distributed amounts and Pampa’s investment plans. It aims to establish a clear, transparent, and consistent practice that allows informed shareholder decision-making that aligns with the Company’s Bylaws and the current regulations in force.

Compensation Policy

This policy’s main purpose is to establish general rules to determine the composition, updating and handling of directors’ remunerations, as well as rules for reimbursing their expenses. Under this policy, the Compensation Committee was created, which reports to Pampa’s Board and comprises three regular members and an equal or smaller number of alternate members who may not perform executive functions in the Company. Pampa’s Compensation Committee is composed as follows:

Name	Position	Independence
Silvana Wasersztrom	Chair	Independent
Carlos Correa Urquiza	Regular Member	Independent
Carolina Zang	Regular Member	Independent
Clarisa Lifsic	Alternate Member	Independent

Nomination Policy

The Nomination Policy sets the general guidelines on independence, incompatibilities and diversity in the Board. It describes the process for naming and evaluating the Board’s nominees, either proposed by the Board or by shareholders, for consideration at the Shareholders’ Meeting.

Under this policy, the Board created the Nomination Committee, which aids Pampa’s Board and Shareholders’ Meeting in the Board members’ nomination and appointment process. This committee reports to Pampa’s Board, composed of three regular members and an equal or smaller number of alternate members. The Chair must be independent according to the criteria stipulated by the CNV rules. Pampa’s Nomination Committee is composed as follows:

Name	Position	Independence
Silvana Wasersztrom	Chair	Independent
Gustavo Mariani	Regular Member	Non-independent
Carlos Correa Urquiza	Regular Member	Independent
María Carolina Sigwald	Alternate Member	Non-independent
Mariana de la Fuente	Alternate Member	Non-independent

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4.	The Argentine electricity market
4.1	Power generation[1]

In 2023, electricity consumption grew by 1.5% vs. 2022 —with a total electricity demand volume of 140,883 GWh and 138,755 GWh for 2023 and 2022, respectively— mainly driven by the residential segment.

The following chart shows the breakdown of electricity consumption in 2023 by type of customer:

Electricity demand by type of customer

Peak power capacity records

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Capacity (MW)	23,949	25,380	25,628	26,320	26,113	25,791	27,088	28,283	29,105	29,653
Date	Jan-27	Feb-12	Feb-24	Feb-8	Jan-29	Feb-4	Dec-29	Dec-6	Mar-13	Feb-1
Temperature (°C)	35.6	35.1	27.7	30.2	34.0	29.5	31.7	29.0	31.0	31.5
Hour	14:13	14:35	14:25	15:35	14:25	14:57	14:28	14:43	15:28	14:48

Source: CAMMESA.

On March 13, 2023, the SADI registered a 29,105 MW record-breaking demand for power capacity. However, on February 1, 2024, there was a new record-breaking demand of 29,653 MW.

1 For further information, see section 6.1 of this Annual Report.

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Evolution of the electricity supply

Power generation experienced a 2% recovery in 2023, reaching 140,580 GWh volumes, against 137,932 GWh recorded in 2022. Greater water resources mainly account for this rise due to higher flows from the El Niño phenomenon and increased power generation availability. For the second consecutive year, in 2023 the SADI was a net power importer.

Increases in hydropower generation net of pumping (+9,138 GWh vs. 2022), nuclear power (+1,494 GWh) and renewable energy (+745 GWh) were partially offset by a decrease in thermal generation (-8,728 GWh).

Thermal power generation remained the primary source to meet the demand, using natural gas, liquid fuels (GO and FO), and mineral coal, contributing a 73,018 GWh electricity volume. Hydropower generation follows, contributing 38,514 GWh net of pumping, renewable energy with 20,085 GWh and nuclear energy with 8,963 GWh. Additionally, there were imports of 6,214 GWh (vs. 6,310 GWh in 2022), exports of 98 GWh (vs. 31 GWh in 2022) and losses of 5,840 GWh (+7% vs. 2022).

The following chart shows the evolution of electric power generation by type of technology:

Generation by type of power plant

In % and TWh, 2014 - 2023

Power generation in Argentina grew by 846.9 MW in 2023, reaching a total of 43,774 MW as of December 2023. This rise is mainly due to the commercial commissioning of renewable units under RenovAr and MAT ER programs (+657.4 MW), as well as thermal facilities, most of them under SEE Res. No. 287/17 and SE Res. No. 220/07 (+335.4 MW), including CTEB’s cycle closing (+281 MW). These increases were partially offset by power capacity adjustments (-8.7 MW), unit recategorizations (-68.0 MW) and terminations (-69.2 MW).

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The following table summarizes the incorporation of new power units in 2023:

Region	Technology	Capacity (MW)
Buenos Aires	Biogas	11.6	560.7
	Combined Cycles	281.2
	Wind	215.7
	ST	52.2
Center	Wind	112.5	161.5
	Diesel engines	2.0
	Solar	47.0
Cuyo	Solar	200.7	200.7
Litoral	Biogas	2.0	2.0
Northwest	Wind	35.5	67.9
	Solar	32.4
Total			992.8
Thermal			33.8%
Renewable			66.2%

Source: CAMMESA and Pampa Energía’s analysis.

The composition of Argentine installed power capacity as of December 31, 2023, is shown below:

2023 Argentine installed power capacity

100% = 43.8 GW

Fuel supply and consumption

Under the Ministry of Productive Development (former SGE) Res. No. 12/19, fuel commercial management and procurement for power plants were centralized in CAMMESA from December 30, 2019, except for generators with PPA under Energía Plus and SEE Res. No. 287/17. However, due to the implementation of Plan Gas.Ar (SE Res. No. 354/20), an optional scheme was established granting exempted generators the option to assign the operation of natural gas supply and its transportation to CAMMESA, effective January 2021. Pampa opted into this scheme. The new scheme set a new thermal dispatch order centralized in CAMMESA, prioritizing units supplied with gas imported from Bolivia under a ToP condition, followed by those under Plan Gas.Ar and, lastly, units with gas assigned to CAMMESA.

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Despite the drought and the increase in electricity demand, in 2023 fuel consumption reached a total of 44.9 million m3/day of gas equivalent, representing an 11% year-on-year decrease, explained by increased hydropower dispatch and mild temperatures. The use of natural gas for power plants reached 38.2 million m3/day in 2023 (-2% vs. 2022), 89% of which was local gas and 11% imported gas. Besides, the consumption of alternative fuels (FO, GO and mineral coal) was also lower than in 2022, especially during winter. The consumption of FO and GO decreased by 39% and 47%, respectively, reaching 2.2 million and 3.6 million m3/day of gas equivalent, as well as mineral coal consumption was reduced by 33% to 0.9 million m3/day of gas equivalent.

Fuel consumption by type

In % and million m3/day of gas equivalent, 2014 – 2023

Price of electricity

The energy authority has kept the policy launched in 2003, under which the WEM spot price is determined according to the available generating units’ CVP with natural gas, even if they are not generating electricity with this fuel (SE Res. No. 240/03). Any additional liquid fuel consumption cost is recognized outside the specified market price and considered a temporary dispatch surcharge. Moreover, the WEM bears the costs of natural gas and its regulated transportation, as well as the associated costs in case of import (SGE Res. No. 25/18 and SE Res. No. 354/20).

Evolution of WEM prices

As of November 2022, the approved maximum spot price for energy was AR$1.682/MWh (SE Res. No. 719/22), AR$2,691/MWh from May 2023 (SE Res. No. 323/23), AR$3,767/MWh from August 2023 (SE Res. No. 612/23) and AR$7,534/MWh from February 2024 (SE Res. No. 7/24). However, the following chart shows the average monthly price that all electricity system users should pay so that the power grid would not run into a deficit. In addition to the energy price, this includes the power capacity fee, the generation cost, fuels such as natural gas, FO, GO and mineral coal, and other minor items.

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Average monthly monomic price

In US$/MWh

Remuneration scheme for generation without PPA - legacy energy

The main changes in legacy energy remuneration during 2023 are summarized below:

•	General increases: in December 2022, 25% and 28% updates were provided for February and August 2023, respectively (SE Res. No. 826/22). In September 2023, a 23% increase was regulated (SE Res. No. 750/23). In October 2023, the remuneration increased by 28% from the November transaction (SE Res. No. 869/23). Finally, in February 2024, a 74% update was established, applicable from the same month (SE Res. No. 9/24).
•	In March 2023, a non-spot remuneration for CCGT under legacy energy was implemented (SE Res. No. 59/23).

Thermal power generators

The remuneration comprises a fixed payment for the monthly available power capacity, with or without offering DIGO, and a variable remuneration for the generated and operated energy and that is generated during each month’s hours of maximum thermal demand. The prices for power capacity, in AR$/MW-month, for generators not offering DIGO are as follows:

Technology / scale	Until Jan-23	Feb-23 to Jul-23	Aug-23	Sep-23 to Oct-23	Nov-23 to Jan-24	As from Feb-24
Large CCGT > 150 MW	245,084	306,355	392,135	482,326	617,377	1,073,619
Small CCGT ≤ 150 MW	273,207	341,509	437,132	537,672	688,220	1,196,815
Large ST > 100 MW	349,546	436,932	559,273	687,906	880,520	1,531,224
Small ST ≤ 100 MW & ICE	417,847	522,308	668,555	822,323	1,052,573	1,830,424
Large GT > 50 MW	285,262	356,577	456,419	561,395	718,586	1,249,621
Small GT ≤ 50 MW	369,634	462,042	591,414	727,439	931,122	1,619,221

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The prices for power capacity, in AR$/MW-month, for generators offering DIGO are as follows:

Period	Until Jan-23	Feb-23 to Jul-23	Aug-23	Sep-23 to Oct-23	Nov-23 to Jan-24	As from Feb-24
Summer (Dec-Feb) and winter (Jun-Aug)	876,601	1,095,752	1,402,562	1,725,152	2,208,195	3,840,051
Others (Mar-May & Sep-Nov)	657,451	821,814	1,051,922	1,293,864	1,656,146	2,880,038

Prices for generated energy according to fuel, in AR$/MWh, are as follows:

Fuel	Until Jan-23	Feb-23 to Jul-23	Aug-23	Sep-23 to Oct-23	Nov-23 to Jan-24	As from Feb-24
Natural gas	585	731	936	1,151	1,473	2,562
FO or GO	1,023	1,279	1,637	2,014	2,578	4,483
Biofuels	1,461	1,826	2,338	2,876	3,681	6,401
Natural coal	1,754	2,192	2,806	3,451	4,417	7,681

The price for operated energy was set at AR$204/MWh (Jan-23), AR$255/MWh (Feb-23), AR$326/MWh (Aug-23), AR$401 (Sep-23), AR$513 (Nov-23) and AR$892 (Feb-24), irrespective of the fuel type.

The price for generated energy at peak hours each month equals the prices for generated energy for the fuel type dispatched between 18:00 and 23:00, applying a 2.0 factor in the summer (Dec-Feb) and winter (Jun-Aug) periods and a 1.0 factor in the Mar-May and Sep-Nov periods.

Unconventional source power generators

The remuneration for energy generated from any unconventional source was set at AR$4,090/MWh (Jan-23), AR$5,113/MWh (Feb-23), AR$6,545/MWh (Aug-23), AR$10,304/MWh (Nov-23) and AR$17,919 (Feb-24). This price is reduced by 50% for energy generated before commissioning.

Hydropower generators

The remuneration for hydros includes a fixed payment for the monthly available power capacity and a variable pay for generated and operated energy and that generated at peak hours. In addition, a 1.05 factor is maintained on the power capacity to compensate for programmed maintenance’s impacts, and a 1.20 factor for units in charge of maintenance of control structures on river courses and not having an associated power plant. The following chart shows power capacity prices in AR$/MW-month:

Scale	Until Jan-23	Feb-23 to Jul-23	Aug-23	Sep-23 to Oct-23	Nov-23 to Jan-24	As from Feb-24
Pumped, MW > 300	241,065	301,332	385,705	474,417	607,254	1,056,015
Pumped, 120 < MW ≤ 300	321,421	401,776	514,273	632,556	809,672	1,408,020
50< MW ≤ 120	441,953	552,442	707,125	869,764	1,113,298	1,936,025
MW ≤ 50	723,196	903,995	1,157,114	1,423,250	1,821,760	3,168,041

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The price for generated and operated energy was set in AR$/MWh:

Price	Until Jan-23	Feb-23 to Jul-23	Aug-23	Sep-23 to Oct-23	Nov-23 to Jan-24	As from Feb-24
Generated energy	512	639	818	1,006	1,288	2,240
Operated energy	204	255	326	401	513	892

The price for generated energy at peak hours each month equals the prices for energy generated between 18:00 and 23:00, applying a 2.0 factor in the summer (Dec-Feb) and winter (Jun-Aug) periods and a 1.0 factor in the Mar-May and Sep-Nov periods.

Classification of Pampa’s legacy energy units

Power plant	Generating unit	Technology	Size	Capacity
CPB	BBLATV29	ST	Large	>100 MW
	BBLATV30	ST	Large	>100 MW
CTEB	EBARTG01	GT	Large	>50 MW
	EBARTG02	GT	Large	>50 MW
CTG	GUEMTV11	ST	Small	≤100 MW
	GUEMTV12	ST	Small	≤100 MW
	GUEMTV13	ST	Large	>100 MW
CTGEBA	GEBATG01	CCGT	Large	>150MW
	GEBATG02	CCGT	Large	>150MW
	GEBATV01	CCGT	Large	>150MW
CTLL	LDLACC01	CCGT	Large	> 150 MW
	LDLACC02	CCGT	Large	> 150 MW
	LDLACC03	CCGT	Large	> 150 MW
	LDLATG04[1]	GT	Large	>50 MW
	LDLMDI01	ICE	-	-
CTP	PIQIDI01	ICE	-	-
HIDISA	ADTOHI	HI	Medium	> 120 ≤ 300 MW
	LREYHB	Pumped HI	Medium	> 120 ≤ 300 MW
	ETIGHI	Renewable HI	-	≤ 50 MW
HINISA	NIH1HI	HI	Small	> 50 ≤ 120 MW
	NIH2HI	HI	Small	> 50 ≤ 120 MW
	NIH3HI2	HI	Small	> 50 ≤ 120 MW
HPPL	PPLEHI	HI	Medium	> 120 ≤ 300 MW

Note: 1 Only applicable to the unit’s 26 MW. 2 A 1.20 multiplier to the remuneration.

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In the case of CTG’s GUEMTG01, EcoEnergía and CTGEBA’s GEBATG03 units, energy and available power capacity under no contractual commitments will be remunerated as legacy energy, excluding from the transaction the cost of fuel provided by CAMMESA.

Non-spot remuneration for conventional energy

Energía Plus

In September 2006, the SE approved Res. No. 1281/06 implementing the Energía Plus scheme to encourage the development of new power generation supply. This program allows generators to install new units to sell to GU300 energy above the base demand (electricity consumption for 2005) at a negotiated price, provided the fuel supply and transportation are secured. Generators not meeting Energía Plus demand should purchase that power in the spot market.

The SE established GU300, which does not purchase its Surplus Demand within the Term Market, should pay the Surplus Demand Incremental Average Charge (Cargo Medio Incremental de la Demanda Excedente, CMIEE). The difference between the actual cost and the CMIEE would be monthly accumulated in an individual account for each GU300 within CAMMESA’s scope (Note No. 567/07, as amended). From June 2018, the CMIEE became greater between AR$1,200/MWh and the temporary dispatch surcharge (SE Note No. 28663845/18). Additionally, it was provided that, until further instruction, movements in each GU300’s individual account would temporarily not be recorded.

CAMMESA’s price variation adjusts part of Energía Plus PPA prices and are US$-denominated. In 2023, the energy demand remained high, with a significant degree hired under Energía Plus. From January 2021, with the implementation of Plan Gas.Ar, Pampa assigns gas supply and transportation to CAMMESA. CTG, EcoEnergía and CTGEBA provide the Energía Plus service to different WEM customers, with a 283 MW total gross capacity.

SE Res. No. 220/07

Aiming to encourage new investments to increase generation supply, the SE passed Res. No. 220/07 empowering CAMMESA to execute PPAs with WEM generating agents for the energy produced with new generation equipment. These are long-term PPA denominated in US$, and the price payable by CAMMESA should compensate for the investment made by the plant at a rate of return accepted by the SE.

79 MW from CTLL’s TG04 and CTEB’s 279 MW expansion are remunerated under this scheme until July 2026 and February 2033, respectively.

SEE Res. No. 21/16

In March 2016, the SEE launched a call for tenders for new thermal power generation capacity, committed to making it available in the WEM between 2016 and 2018. Successful tenderers entered a PPA for a fixed price (US$/MW-month) and a variable price excluding fuels (US$/MWh) with CAMMESA, which functioned as counterparty for distributors and the WEM’s GU.

The units remunerated under this regulation are CTLL’S GT05 (105 MW) and CTPP (100 MW) until August 2027 and CTIW (100 MW) until December 2027.

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SEE Res. No. 287/17

On May 10, 2017, the SEE issued Res. No. 287/17 launching a call for tenders for co-generation and the closing to CCGT of existing equipment. Projects should have low specific consumption/high thermal efficiency and not exceed existing transmission capacities; otherwise, the tenderer would bear the cost of necessary expansions.

Awarded projects are remunerated under a 15-year PPA for an available power capacity price plus the non-fuel CVP for the delivered energy and the fuel cost (if tendered), minus the penalties and fuel surpluses. Power capacity surpluses are remunerated as legacy energy.

Under this regulation, CTGEBA has a 400 MW gross capacity PPA until July 2035. With the implementation of Plan Gas.Ar, as of January 2021 CTGEBA assigns gas supply and transportation to CAMMESA. Besides, a centralized dispatch order was established considering the fuel designated for generation.

SE Res. No. 59/23

To promote the maintenance and efficient use of CCGT under the legacy energy scheme, on February 7, 2023, the SE published Res. No. 59/23 calling generators to execute a Power Capacity Availability and Efficiency Improvement Agreement with CAMMESA for a maximum term of 5 years. Adhering units undertake to keep an 85% net power capacity availability. The PPA offers a US$2,000/MW-month power capacity price, adjusted based on availability, adding a partial payment of the power capacity price in AR$ under the legacy energy scheme.

Availability	Adjustment to power capacity price in US$
≥85%	Price x 100%
>50% & <85%	Price x [30% + 2 x (Availability – 50%)]
≤50%	Price x 30%
Months	Adjustment to power capacity price AR$
Dec-Feb and Jun-Aug	Price x 65%
Rest of the year	Price x 85%

The generated energy price was US$3.5/MWh for natural gas, US$6.1/MWh for FO or GO, and US$8.7/MWh for biofuel. The price for energy operated and generated at peak hours is set in AR$ according to the legacy energy price scheme.

Moreover, on March 15, 2023, the SE established the implementation criteria, especially the following: (i) CCGT partially committed under other PPA could opt in, excluding self-generators with associated industrial or commercial demand; (ii) the scheme’s term could not begin after January 1, 2024 or extend beyond May 31, 2028; and (iii) power generators could request the termination, subject to the SE’s approval, by proving that the supplementary remuneration resulting from the legacy energy does not reflect cost variations.

Under this scheme, Pampa signed the CCGT at CTLL and CTGEBA (1,243 MW total gross capacity) and the GTS at CTEB, which are part of the CCGT inaugurated in February 2023 (569 MW gross capacity). This differential remuneration became effective on March 1, 2023, and will continue until February 29, 2028.

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TERConf: call for tenders to install thermal power capacity

On July 27, 2023, a call for tenders was launched to install between 2,250 and 3,000 MW of thermal generation or co-generation to replace or increase existing capacity and improve the SADI’s reliability and sustainability. In total, 66 projects for 7,112 MW were submitted. On November 24, 2023, 29 projects for 3,340 MW were awarded under SE Res. No. 961/23.

The call stipulated that the awarded projects would enter into a PPA with CAMMESA for up to 15 years and would be commissioned from 2025 and no later than 2028. The PPA remunerated a price per base power capacity ranging from US$9,000 to US$19,800/MW-month (depending on the line item under the call), operation and maintenance in US$/MW-month, a variable charge in US$/MWh depending on the fuel used, and the cost of the associated fuel, if offered.

Pampa was awarded the installation of a 300 MW GT in CTGEBA and an 11 MW capacity increase at CTEB. However, on December 28, 2023, the SE instructed CAMMESA to temporarily hold the issuance of commercial documentation for the guarantee’s tender maintenance payment.

Non-spot remuneration for renewable energy

In October 2015, Law No. 27,191 was enacted, providing that by December 31, 2025, 20% of Argentina’s total demand for energy should be covered with renewable energy sources. To meet this objective, WEM’s GU and CAMMESA should cover 20% of their demand with such sources by December 31, 2025. The average price under agreements entered with GU and GUDI may not exceed US$113/MWh.

Additionally, several incentives were established, including tax benefits (advance value-added tax return, accelerated amortization on the income tax, import duty exemptions, etc.) and the creation of the Fund for the Development of Renewable Energy (Fondo para el Desarrollo de Energía Renovables, FODER) destined for financing projects.

RenovAr

In 2016, RenovAr Program’s rounds 1 and 1.5 were launched (MEyM Res. No. 71/16 and 252/16). 1,142 MW and 1,281.5 MW were awarded under round 1 and round 1.5, respectively. In 2017, round 2 was called, and 2,043 MW were awarded (MEyM Res. No. and 275/17). Finally, in 2018, 246 MW were awarded under round 3 (MiniRen).

PEA (100 MW) is remunerated under RenovAr round 1 until March 2040. PEA also has a World Bank guarantee in case the PPA is terminated.

All greenhouse gas reductions resulting from projects under RenovAr or any other renewable power capacity project as per Law No. 27,191 should be considered as the Federal Government’s contribution target to meet the United Nations Framework Convention on Climate Change and the Paris Agreement.

In January 2022, due to significant delays in the completion of certain awarded projects and to recover the transmission capacity, the SE established, upon compliance with certain conditions, the following options: (i) terminating the PPA with the payment of US$17,500/MW (wind or solar projects) or US$12,500/MW (others) for the contracted power capacity; (ii) extending the term for commissioning, reducing the PPA’s term and price; or (iii) commissioning the project for a lower capacity.

In April 2023, the SE issued new provisions to regularize the penalties for delayed projects awarded under RenovAr, including installment payments and caps on discounts on economic transactions to cover fines (SE Res. No. 165/23). Besides, to release the committed transportation capacity under projects facing commissioning difficulties, a system was approved to request the termination of the PPA with CAMMESA against the payment of a fine equivalent to US$35,000 per MW of the project’s power capacity and the waiver of all rights, actions, claims and granted and unused tax benefits (SE Res. No. 162/23).

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In November 2023, a penalty offsetting scheme was established for delays, shortcomings or national components against the commitment to making new renewable generation investments. This scheme provided a 36-month term for installing new renewable power capacity, which location and technology may differ from the original project.

MAT ER

MEyM Res. No. 281/17, issued in August 2017, regulated the MAT ER, a system that allows WEM GU and GUDI to purchase or self-generate clean energy to meet their supply obligation from renewable sources. MAT ER projects may not be committed under other remuneration mechanisms, such as the RenovAr Program.

Power generation exceeding commitments with MAT ER is remunerated for up to 10% of the power generation at the minimum price for the applicable technology under the RenovAr Program. The balance will be sold in the spot market. Moreover, the contractual terms —life, allocation priorities, prices and others, except for the maximum price set forth by Law No. 27,191— may be freely agreed between the parties under the WEM Procedures. However, committed volumes are limited to generators or suppliers that can execute MAT ER agreements.

In May 2023, the SE introduced several modifications, including granting a dispatch priority to joint incremental demand projects with new renewable generation and over incremental transmission capacity for projects financed at their own cost (SE Res. No. 360/23). The possibility of granting a ‘Referential A’ Dispatch Priority in corridors without full availability at all hours of the year stands out, with an expected probability of 92% of the typical annual energy. It is worth highlighting that this has been obtained for PEPE VI.

Under this scheme, PEPE II and III (106 MW) have sold energy since May 2019, and PEPE IV (81 MW) since February 2023. We estimate that we will add PEPE VI (140 MW) in the second semester 2024. The energy produced is sold under US$-denominated PPA with private parties for an average term of approximately 5 years.

On top of its own generation, since 2019 Pampa has sold renewable energy generated by third parties for an average volume of 10 GWh in 2023, contributing to increasing the MAT ER segment’s margin.

RenMDI

On February 2, 2023, the SE launched the RenMDI round to add 120 MW of new renewable capacity to substitute forced generation for 500 MW, thus diversifying the energy matrix (SE Res. No. 36/23). 514 MW were awarded at an average price of US$73.1/MWh, whereas 120 MW were awarded for the energy matrix diversification at an average price of US$145.8/MWh. Successful tenderers entered into a 15-year PPA with CAMMESA. Pampa has not participated in this call.

‘País’ tax exemption

On August 10, 2023, LNG, natural gas, electric power and good imports for the GPNK’s construction and commissioning, the Northern Gas Pipeline reversal and works under the Transport.Ar Program were exempted from the ‘País’ tax as per SE Res. No. 671/23. Later, SE Res. No. 714/23 extended the exemption to goods for power generation-related works. This exemption covers PEPE IV and PEPE VI works.

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4.2	Transmission[2]

Evolution of the high-voltage transmission system

The following chart shows the evolution of the transformation capacity’s cumulative growth and the number of km of high-voltage transmission lines, compared to peak demand’s cumulative percentage growth since 1992.

As can be observed, the High-Voltage Transmission System has grown significantly since 2005, mainly due to the implementation of the 500 kV Federal Transmission Plan. The Federal Plan’s execution has substantially contributed to bringing greater stability to the SADI, thus improving supply conditions to meet the rising demand.

Evolution of the transmission system

Cumulative growth (in %)

Transener’s tariff situation

In September 2019, Transener received the last semiannual tariff update under the RTI, implemented in February 2017. Subsequently, with the entry into effect of the Solidarity Law in December 2019, no changes were implemented in electricity transmission tariffs under federal authority.

However, due to the evolution of macroeconomic variables, from February 2022, Transener and Transba experienced transitionary tariff increases for cost variations on account of the future RTI. In fiscal year 2023, Transener and Transba received, respectively, the following updates to their tariff schemes:

•	155% and 154% from January 1, 2023 (ENRE Res. No. 698/22 and 702/22 dated December 29, 2022);
•	20.9% and 20.8% from August 2023, and a quarterly update formula based on Consumer Price index, wholesale prices and salaries was established (ENRE Res. No. 661/23 and No. 660/23 dated September 8, 2023);

2 For further information, see Transener’s description in section 6.4 of this Annual Report.

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•	37.3% and 38.4% from November 2023 (ENRE Res. No. 781/23 and 780/23 dated November 1, 2023).

Regarding the RTI, the Solidarity Law delegated the power to provide for a new review to the PEN, launched on December 17, 2020 (DNU No. 1020/20) and successively extended. On May 29, 2023, the ENRE approved the transmission RTI schedule (Res. No. 421/23).

Finally, on December 18, 2023, DNU No. 55/23 declared an emergency in the national energy sector, covering the electricity generation, transmission and distribution and natural gas transportation and distribution segments, effective until December 31, 2024.

To ensure the proper provision of public utilities, the SE was instructed to implement measures procuring free competition, low barrier pricing, and maintaining regulated income in purchasing power terms. Also, RTI processes were launched for electricity and natural gas transportation and distribution, which entry into effect may not exceed the end of 2024. In this context, the ENRE held a public hearing to address the tariff update and the monthly updating index. Through ENRE Res. No. 104/24 and 105/24, 179.7% and 191.1% increases were established over Transener and Transba’s November 2023 tariff schemes, respectively, applicable as of February 2024. Also, from May 2024, a formula combining wages, wholesale and consumer prices was determined to update tariffs monthly.

Additionally, the DNU seeks to create a single National Regulatory Authority for Gas and Electricity (Ente Nacional Regulador del Gas y la Electricidad), which would eventually replace ENRE and ENARGAS.

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5.	The Argentine oil and gas market
5.1	Hydrocarbon exploration and exploitation[3]

The Argentine energy matrix

Natural gas and oil constitute the main energy sources in the national primary energy matrix. The following chart illustrates their shares as of December 31, 2022, as there is no available information for the year 2023:

2022 Argentine energy matrix

100% = 78.1 million Tons of oil equivalent

Natural gas

In 2023, total gross natural gas production amounted to 132 million m3 per day, experiencing a 0.8% decrease vs. 2022, mainly due to the decline in the Austral and Noroeste Basins (-2.2 million m3 per day), partially offset by the commissioning of the first section of the GPNK, inaugurated in August 2023, which was supplied with additional Plan Gas.Ar from the Neuquina Basin (+1.0 million m3 per day), and a slight increase in the Golfo San Jorge Basin (+0.1 million m3 per day). In terms of net production, the decrease was marginal (-0.2%, to 121 million m3 per day).

The total demand recorded a 3% year-on-year decrease, mainly due to better climatic factors in the second half of the year and the substantial reduction of natural gas imports from Bolivia (-40% vs. 2022, to 6.2 million m3 per day), partially offset by higher LNG purchases (+9% vs. 2022, to 6.8 million m3 per day). On the other side, natural gas exports to Chile decreased by 8% against 2022, totaling 5.9 million m3 per day, representing 5% of the total domestic production in 2023.

Based on the most recent annual information published by the SE, as of December 31, 2022, the country’s total natural gas reserves and resources amounted to 1,675 billion m3, representing a 3% increase vs. 2021. Of the total, 27% were proven reserves, and 74% came from unconventional formations.

3 For further information, see Transener’s description in section 6.2 of this Annual Report.

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Evolution of natural gas production, and reserves and resources*
In billion m3, 2012-2023

Oil

In 2023, total oil production increased by 9% vs. 2022, reaching 635.3 kbbl per day. This increase was mainly due to international reference prices and improved evacuation capacity from Vaca Muerta in Oldelval and OTASA’s systems. Of the total production, 63% and 32% came from the Neuquina and the Golfo San Jorge Basins, with 402.1 and 200.6 kbbl per day production, representing a 17% increase and a 1% decrease vs. 2022, respectively.

Evolution of oil production, and reserves and resources*

In million boe, 2012-2023

As for the local refining demand, a 6% year-on-year increase was recorded, reaching 518.7 kbbl per day. This volume was mainly supplied from the Neuquina Basin, with 321.7 kbbl per day (+9% year-on-year) and the Golfo San Jorge Basin, with 176.7 kbbl per day (+3% vs. 2022). The other productive basins contributed 20.3 kbbl per day (-13.2% year-on-year). Moreover, it is worth highlighting that in 2023 there were no oil imports, and exports were 5% higher than in 2022, reaching 120.9 kbbl per day and representing 19% of total local production, explained by evacuation infrastructure improvements.

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As of December 31, 2022, the country’s oil reserves and resources totaled 10,521 million barrels, a 10% increase vs. 2022, of which 28% were proven reserves and 67% were classified as unconventional.

The Argentine Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007, amending Hydrocarbons Law No. 17,319. Among other aspects, this law addresses new industry drilling techniques, introduces changes to terms and extensions of exploration permits and exploitation concessions, levies and royalty rates, and incorporates concepts for on and offshore unconventional exploration and exploitation and the promotion regime established under Executive Order No. 929/13.

Unconventional hydrocarbons exploitation

The Law conferred legal status to the ‘Hydrocarbons Unconventional Exploitation Concession’ concept created by Executive Order No. 929/13. This term is defined as the extraction of liquid and/or gaseous hydrocarbons by unconventional stimulation techniques applied in reservoirs situated in geological formations of schist rock or slate (shale gas or shale oil), tight sandstone (tight sands, tight gas, tight oil), coal bed methane and/or characterized by the presence of low permeability rocks.

Holders of hydrocarbon exploration permits and/or exploitation concessions may request an unconventional exploitation concession to the enforcement authority under certain terms, allowing the subdivision of the existing block into new unconventional hydrocarbon exploitation blocks and granting an unconventional hydrocarbon exploitation concession. This request must be based on developing a pilot plan for commercially exploiting the discovered field. A unification of adjacent unconventional blocks as a single exploitation concession may also be requested, provided their geological continuity is reliably demonstrated. This request should be based on the development of a pilot plan.

Terms for concessions and permits

The terms for the exploration permits will be established in each call for tenders issued by the enforcement authority according to the exploration’s target (conventional or unconventional):

i.	Conventional exploration: divided into two periods of up to 3 years each, plus an optional extension of up to five years, reducing exploration permits’ maximum term from fourteen to eleven years;
ii.	Unconventional exploration: divided into two periods of 4 years each, plus an optional extension of up to 5 years, that is, up to a maximum term of 13 years; and
iii.	On and offshore exploration: divided into two periods of 3 years each, plus an optional extension of one year each.

Upon expiration of the basic term’s first period, the permit holder will decide whether to continue exploring the block or entirely transfer it back to the Government. The originally granted block may be kept if the permit obligations are met. If the exploration permit holder exercises the right of extension at the expiration of the basic term, the reversal will be limited to 50% of the remaining block.

Exploitation concessions will be granted for the following terms, computable from the granting resolution’s date:

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i.	Conventional exploitation concession: 25 years;
ii.	Unconventional exploitation concession: 35 years; and
iii.	On and offshore exploitation concession: 30 years.

Moreover, the holder may request indefinite 10-year extensions provided it has met its obligations, hydrocarbons are produced in the block, and an investment plan consistent with the concession’s development is submitted.

Awarding of blocks

Law No. 27,007 proposes a standard bid form drawn up by the SE and the provincial authorities. All calls for tenders will adjust to this bid form. The law introduces the ‘greater investment or exploration activity’ criterion as a tiebreaker at the PEN or the Provincial Executive Branch’s duly supported discretion, as applicable.

Levy and royalties

Levy

Law No. 27,007 sets the levy values per km2 or fraction to be paid annually and in advance by the permit holder. The exploitation permit will amount to AR$4,500, and the following values will apply to exploration permits: AR$250 in the first period and AR$1,000 in the second period of the basic term; and AR$17,500 during the first year of the extension, with a 25% annual cumulative increase. The amount may be readjusted by offsetting up to 10% of the levy with actual investments, according to the period and per km2.

In September 2019, the Province of Neuquén established new levy values per km2. The exploitation levy was set at AR$22,410, and the exploration levy at AR$1,245 for the first period, AR$4,980 for the second period, AR$7,470 for the third period, and AR$87,150 for the extension period (Executive Order No. 2032/19).

As of 2021, DNU No. 771/20 set a maximum levy in AR$ equivalent to a certain volume of oil, valued at the average domestic market price and the Argentine National Bank (Banco de la Nación Argentina)’s FX rate. For exploitation concessions, it amounts to the equivalent of 8.28 barrels. In contrast, the following applies to exploration permits: 0.46 barrels in the basic term’s first period and 1.84 barrels in the second period, and 32.22 barrels during the extension period.

Royalties

Royalties, the only monthly income on production mechanism collectible by the granting authorities, are set at 12% of the proceeds from liquid hydrocarbons and natural gas extracted at the wellhead. An additional royalty of up to 3% is applied in case of extension, reaching a maximum of 18% for next extensions.

The PEN or the Provincial Executive Branch, as applicable, acting as granting authority, may reduce the applicable royalties by up to 25% for 10 years following the pilot project’s conclusion in favor of companies requesting a hydrocarbon unconventional exploitation concession within a period of 36 months as from Law No. 27,007’s effective date.

Pampa Energía ● 2023 Annual Report ● 32

Extension and exploitation bonds

Law No. 27,007 empowers the enforcement authority to set the payment of an exploitation concession extension bond. The maximum amount is calculated by multiplying the remaining proven reserves at the end of the concession period by 2% of the average basin price.

Moreover, the enforcement authority may establish the payment of an exploitation bond, which is calculated similarly and is associated with hydrocarbon’s conventional exploitation.

Transportation concessions

Transportation concessions, granted for the same term as the originating exploitation concession, may be extended successively for up to 10 years. Thus, the transportation concessions’ basic term will be 25 years in a conventional exploitation and 35 years in an unconventional exploitation, each plus any granted extension term. After these terms expire, the facilities will be transferred to the Federal or Provincial Government, as applicable, without any charges or encumbrances.

Uniform legislation

Law No. 27,007 provides for non-binding commitments between the Federal Government and the provinces, including uniform environmental legislation that applies the best environmental management practices to hydrocarbon exploration, exploitation, and/or transportation activities. It also provides a uniform tax treatment encouraging hydrocarbon activities, in which the gross receipts tax rate will not exceed 3% of sales.

Regarding taxation, it also undertakes to freeze the current stamp tax rate and not charge any financial contracts executed to structure investment projects. Besides, the provinces and their municipalities’ commitment not to impose new taxes or increase the existing ones is established, except for service compensation rates and improvement contributions.

Unconventional hydrocarbons exploitation concession (CENCH) in the Province of Neuquén

Given an unconventional reservoir’s low permeability and productivity over the last few years, the Ministry of Energy and Natural Resources of the Province of Neuquén set certain parameters for granting a CENCH, instrumented through Res. No. 53/20 (July 2020) and No. 142/21 (November 2021), and later ratified by Provincial Executive Order No. 2183/21 (December 2021).

Companies may request the CENCH based on a development project - Pilot Plan for up to five years, demonstrating its technical and economic feasibility, additional operational parameters, actual productivity assessments, costs and investment. Once the CENCH request is filed, a block extension bond payment is incorporated. The value will be associated with the resources expected to be recovered in the block, considering the basin’s average price over the last two years.

While the CENCH is in effect, holders must submit annual development plans and investment commitments (those undertaken for the following year will be deemed firm).

Pampa Energía ● 2023 Annual Report ● 33

Regulations specifically applicable to the gas market

Plan Gas.Ar

Created on November 16, 2020, Plan Gas.Ar seeks to promote Argentine natural gas production and manage the gas cost impact on the Priority Demand’s tariff through tendering long-term supply agreements (DNU No. 892/20).

Initially, the term for onshore production was 4 years, with an additional 4 years for offshore production from January 2021. Later, the term was extended until December 31, 2028, for the 70 million m3 per day base volume already awarded under rounds 1 and 3 (DNU No. 730/22).

Agreements are executed between producers (as sellers) and CAMMESA, gas distributors and ENARSA (as purchasers), with a 100% daily DoP and a 75% monthly ToP for CAMMESA and quarterly ToP for gas distributors and ENARSA. The awarded price is adjusted by the following factors: 0.82 in the summer period (October – April), and 1.25 (May -September) for the base volume and 1.30 for the additional volume in the winter period. CAMMESA and ENARSA, as purchasers, pay the awarded price, while gas distributors pay the price set in the effective tariff scheme, with the difference being offset by the Federal Government. Moreover, the Federal Government has set a compensation support guarantee system based on tax credit certificates, aside other applicable mechanisms.

In December 2020, round 1 was awarded for an annual base volume4 of 67.4 million m3/day at US$3.5/MBTU from January 2021, and a winter additional volume of 3.6 million m3/day at US$4.7/MBTU from May 2021 (SE Res. No. 391/20 and 447/20).

Round 2 was awarded in March 2021, with an increasing daily DoP and a 75% quarterly ToP for a base volume of 3.3 million m3/day during winter at US$4.7/MBTU from June 2021 (SE Res. No. 169/21).

Round 3 was awarded in November 2021 for an annual base volume of 3 million m3/day at US$3.43/MBTU from May 2022 (SE Res. No. 1091/21).

Under the Transport.Ar program to increase gas transportation capacity through the GPNK, in December 2022, round 4 (Neuquina Basin) and round 5 (Austral Basin) were awarded (SE Res. No. 860/22). Rounds 4.1 and 5.1 extended a large part of the annual base volume until December 2028 under the following conditions:

•	Round 1: 48.0 million m3/day at US$3.592/MBTU in the Neuquina Basin and 2.4 million m3/day at US$3.479/MBTU in the Austral Basin; and
•	Round 3: 3 million m3/day at US$3.435/MBTU in the Neuquina Basin.

Round 4.2 awarded new volumes until December 2028. Awardees may limit up to 30% of the volume committed with ENARSA for industrial customers and/or CNG, subject to SE’s approval. The calls were:

•	Annual flat commitment from July 2023[5]: 11 million m3/day at US$3.41/MBTU;
•	Annual flat commitment from January 2024[6]: 3 million m3/day at US$2.989/MBTU;
•	Peak (winter) commitment from May 2024: 7 million m3/day at US$4.249/MBTU; and

4 49.0 million m3/day is from the Neuquina Basin. Round 1’s base volume represents 70% of the total production commitment (96.3 million m3/day), and the remaining 30% is sold at market price.

5 Launched in August 2023 due to the delayed commissioning of the GPNK.

6 Beginning postponed to 2023.

Pampa Energía ● 2023 Annual Report ● 34

•	Peak (winter) commitment from May 2025: 7 million m3/day at US$3.597/MBTU.

Finally, round 5.2 awarded the incremental volumes set monthly in the Austral, Golfo San Jorge and Noroeste Basins for 3.3 million m3/day at US$7.319/MBTU from October 2023 to December 2028. The customers are ENARSA and CAMMESA, with an 80% daily DoP and a 0% monthly ToP (SE Res. No. 799/23).

Pampa awards under Plan Gas.Ar

Pampa participated and was awarded in all Plan Gas.Ar’s rounds in the Neuquina Basin. Each round’s conditions for Pampa are detailed below:

Round	Delivery	Volume in million m3 per day	Price in US$/MBTU	Expiration
1 & 4.1	Annual flat	4.90[1]	3,60[2]	December 2028
1	Winter[3]	1.00	4,68	September 2024
2	Winter[3]	0.86	4,68	September 2024
3 & 4.1	Annual flat	2.00	3,347[2]	December 2028
4.2	Annual flat	4.80	3,485[2]	December 2028
5.2 Northwest	Monthly variable	13.5 – 70.5 thousand m3/day	6 - 9,8[4]	December 2028

Note: 1 The total commitment from May 2021 is 7 million m3/day. Out of this, 4.9 are deliveries under Plan Gas.Ar and the balance is sold on the market. 2 1.25 adjustment factor in the winter and 0.82 for the rest of the year. 3 It covers the months of May through September. 4 Prices start at US$9.8/MBTU and drop to US$6/MBTU in 2028

Foreign exchange access regime

Aiming to promote and increase added value in the hydrocarbon’s activity value chain, DNU No. 277/22, issued on May 27, 2022, establishes a regime facilitating access to FX in the MULC for companies with incremental oil and gas production compared to 2021.

Access to the MULC under this regime will not be subject to BCRA’s prior authorization requirement in case exchange regulations so require. Foreign currency obtained under this regime is destined to pay principal and interest on commercial or financial liabilities abroad and with non-resident affiliates, dividends from closed and audited balance sheets, and non-resident companies' repatriation of direct investments. Benefits may be transmitted to direct suppliers.

For natural gas, the benefit equals 30% of the incremental injection valued at the country’s weighted average export price over the last 12 months, net of export duties. This price may not be lower than the weighted average award price under Plan Gas.Ar or higher than twice that value. For oil, the benefit equals 20% of the quarterly incremental production at the average Brent quotation over the last 12 months, defined by the enforcement authority, net of export duties, and adjusted based on the crude oil quality.

On January 13, 2023, through Res. No. 13/23, the SE established the conditions for companies to access the regime. Through notes issued in August and September 2023, the Undersecretariat of Hydrocarbons granted Pampa the certificates of access to the benefit corresponding to 3Q22, 4Q22 and 1Q23. In addition, Pampa sent applications for 2Q23, 3Q23 and 4Q23, which have not been granted as of this date.

Pampa Energía ● 2023 Annual Report ● 35

Export Growth Program

To encourage oil and gas exports and strengthen BCRA’s reserves, SE Res. No. 808/23, which entered into force on October 3, 2023, allows hydrocarbon exporters to settle transactions under the Export Growth Program (Programa de Incremento Exportador —PIE—, DNU No. 576/22). PIE partially recognizes exports under a differential blue-chip swap (CCL) rate and the remaining balance under the official FX. Pampa opted into this regime. The evolution of percentages is summarized below:

Res./DNU	Export period	% of settlement under higher FX
Res. SE No. 808/23	From October 2 to November 20, 2023	25%
DNU No. 549/23	From October 23 to November 17, 2023	30%
DNU No. 597/23	From November 20 to December 10, 2023	50%
DNU No. 28/23	From December 13, 2023	20%

Natural gas for the residential and CNG segment

Priority Demand and CEE

In June 2016, CEE criteria were established to guarantee the Priority Demand’s supply in case of operational emergencies (MEyM Res. No. 89/16, as amended). In June 2017, the procedure for administering dispatch in the CEE was approved (ENARGAS Res. No. 4502/17). If the CEE does not reach an agreement, ENARGAS defines the required supply considering each producer’s available quantities and deducting the amounts previously contracted to meet the Priority Demand, with a progressive allocation until matching the proportional quota of each producer/importer in the Priority Demand.

Natural gas prices within the PIST

As of January 2021, gas volumes for the Priority Demand are contracted under Plan Gas.Ar. Gas distributors pay the price stated in the effective tariff scheme and the difference with Plan Gas.Ar’s awarded price is offset by the Federal Government. ENARSA pays 100% of the Plan Gas.Ar’s awarded price.

Natural gas for power generation

As of December 30, 2019, power plants’ fuel supply was centralized in CAMMESA (except for generators with PPA under Energía Plus and SEE Res. No. 287/17). CAMMESA launches calls on an interruptible basis to cover its monthly consumption, and since 2021, most gas to CAMMESA has been supplied under Plan Gas.Ar. Generators under Energía Plus and SEE Res. No. 287/17 PPA can assign natural gas operation and transportation to CAMMESA. Pampa opted into this scheme.

As of 2021, new reference PIST prices were set for the production out of Plan Gas.Ar, at US$2.3/MBTU in the summer period (October – April) and US$3.5/MBTU in the winter period (May – September) for the Neuquina Basin (SE Res. No. 354/20). In addition to Plan Gas.Ar, CAMMESA launches auctions with a maximum price equal to Plan Gas.Ar, with a 30% DoP clause, although the volume is not significant.

Pampa Energía ● 2023 Annual Report ● 36

Natural gas export

On April 27, 2021, a procedure was regulated to authorize natural gas exports on a firm and preferential basis for Plan Gas.Ar awardees during the summer period, extendable to the winter period in case of oversupply at a specific basin, with the applicable authority’s prior approval (SE Res. No. 360/21). DNU No. 730/22, issued on November 4, 2022, allows exports on a firm basis in winter, prioritizing producers with competitive prices and/or a higher contribution under Plan Gas.Ar.

In November 2022, the SE introduced several amendments, including (i) a limitation on exports per producer to a maximum of 30% of the authorized volume per basin or 50% of the commitment under Plan Gas.Ar; (ii) quotas per basin for firm exports; (iii) the exported volume will be deductible from the Plan Gas.Ar commitment in the summer; and (iv) the minimum price will be the higher of a Brent percentage and the Plan Gas.Ar price with the adjustment factor (SE Res. No. 774/22).

For the October 2023-April 2024 summer period, authorized volumes are 9 million m3/day in the Neuquina Basin and 2 million m3/day in the Austral Basin. During the May through June 2023 winter period, the quota was 5 million m3/day in the Neuquina Basin, prorated among round 4.2’s awardees. From July to September 2023, another 3 million m3/day were authorized in the Neuquina Basin. For the May-September 2024 period, a firm exportable volume of 5 million m3/day was determined for the Neuquina Basin.

Pampa holds permits to export gas to Chile on a firm basis for a maximum volume of 1.5 million m3/day from October 2022 to April 2023, 2.2 million m3/day from May 2023 to June 2023, 0.9 million m3/day from July 2023 to September 2023, and 1.5 million m3/day up to the end of 2023. In addition, spot exports are made to Chile and Brazil, provided the enforcement authority authorizes them.

Regulations in the oil market

No reference price has been established for selling crude oil domestically as of this date. However, local refining companies validate prices below the export parity.

Liquid hydrocarbons export tax

As of May 2020, export duties are exempted if the international Brent price is equal to or lower than US$45/bbl, with progressive increases until the reference price reaches 8%, the cap to be recognized when the Brent price equals or exceeds US$60/bbl (DNU No. 488/20). In 2023, the rate remained at 8%.

5.2	Midstream[7]

Regulations in gas main pipeline transportation - TGS’s tariff situation

In April 2019, TGS received the last semiannual tariff update under the RTI, implemented in April 2017. Subsequently, with the entry into effect of the Solidarity Law in December 2019, no tariff changes were implemented in the natural gas main pipeline transportation under federal authority.

However, due to the evolution of macroeconomic variables, from February 2022, TGS received a 60% transitionary update on its tariff schemes for cost variations on account of the future RTI. The guidelines for this update were stipulated in a transitionary renegotiation agreement, which, among other measures, did not establish a mandatory investment plan and prohibited the distribution of dividends, the early cancellation of financial and commercial debts taken on with shareholders, and the acquisition of other companies.

7 For further information, see sections 6.2 about Oldelval and 6.4 about TGS of this Annual Report.

Pampa Energía ● 2023 Annual Report ● 37

A public hearing was held on January 4, 2023, and TGS requested a 135% tariff update effective February 2023. However, on April 27 and 29, 2023, ENARGAS and the PEN approved and ratified, respectively, an addendum to the transitionary renegotiation agreement, including a transitionary 95% increase on the natural gas transportation tariff and the CAU, effective from May 2023 (DNU No. 250/23, ENARGAS Res. No. 186/23).

Regarding the RTI, the Solidarity Law delegated the power to provide for a new review to the PEN, launched on December 17, 2020 (DNU No. 1020/20) and successively extended. Finally, on December 18, 2023, DNU No. 55/23 declared an emergency in the national energy sector, covering the electricity generation, transmission and distribution and natural gas transportation and distribution segments, effective until December 31, 2024.

To ensure the proper provision of public utilities, the SE was instructed to implement measures procuring free competition, low barrier pricing, and maintaining regulated income in purchasing power terms. Also, RTI processes were launched for electricity and natural gas transportation and distribution, to be implemented by the end of 2024. In this context, on January 8, 2024, a public hearing —previously called through ENARGAS Res. No. 704/23— was held to address the tariff adjustment and the monthly update index. As of today, TGS’s tariff schemes have not been published yet. In addition, the DNU also intervenes in ENARGAS as of January 1, 2024, and seeks to create a single National Regulatory Authority for Gas and Electricity (Ente Nacional Regulador del Gas y la Electricidad), which would eventually replace ENRE and ENARGAS.

Finally, in September 2023, TGS submitted to ENARGAS a request for a 10-year natural gas transportation license extension, expiring in December 2027. The governmental authorities will address the request.

Presidente Néstor Kirchner gas pipeline

Under Res. No. 67/22 issued on February 7, 2022, the SE created the Transport.Ar National Production (Transport.Ar Producción Nacional) program, declaring the construction of the GPNK of national public interest and its supplementary works as a strategic project.

Moreover, DNU No. 76/22, issued on February 11, 2022, granted ENARSA a 35-year concession for this gas pipeline and created the FONDESGAS (Fondo de Desarrollo Gasífero Argentino) trust, with ENARSA as trustor and beneficiary, and BICE (Banco de Inversión y Comercio Exterior S.A.) as trustee.

The following works executed by ENARSA have been commissioned:

i.	In August 2023, the first section of the GPNK, extending from Tratayén, Province of Neuquén, to Salliqueló, Province of Buenos Aires, interconnecting with the pipelines of the final sections licensed to TGS, contributing an additional 11 million m3/day of natural gas.
ii.	In December 2023, the Mercedes-Cardales Gas Pipeline, which connects TGS and TGN’s systems, with a maximum of 15 million m3/day capacity.

The expansion of TGS’s final sections, with the installation of 29 km of loops in the Neuba II Gas Pipeline, is expected to be commissioned in May 2024, generating an additional 10 million m3/day transportation capacity from Salliqueló to Greater Buenos Aires.

TGS is the technical operator of the GPNK’s first section, including its two compressor stations. This role was awarded by ENARSA on June 5, 2023, through a private call for tenders, assigning its operation and maintenance for a term of 5 years, extendable for up to 12 months. After executing a 5-year agreement, TGS is also the technical operator of the Mercedes Cardales Gas Pipeline.

Pampa Energía ● 2023 Annual Report ● 38

Regulations specifically applicable to the LPG business

Household Gas Bottles’ Program and Propane for Grids Agreement

The Household Gas Bottles’ Program supplies LPG at subsidized prices (DNU No. 470/15, as amended), and the Propane for Grids Agreement are currently in force.

The Household Gas Bottles Program provides a defined LPG quota to fractionation companies to guarantee supply to low-income residential users at a maximum reference price. The maximum reference price for butane and propane producers under this program is shown below:

Period	AR$/ton	Res. SE No.	Period	AR$/ton	Res. SE No.
Jan-23	29,481	15/23	Jun-23	41,862	391/22
Feb-23	32,429	63/23	Jul-23	43,537	391/23
Mar-23	35,672	168/23	Aug-23	45,278	391/23
Apr-23	38,704	326/23	From Sep-23 to Feb-24	50,938	762/23
May-23	40,202	391/23

In August 2021, among other measures, transitory economic assistance was established, recognizing 20% of the billing for the August 2021 – December 2022 period of LPG sales destined for the Household Gas Bottles’ Program (SE Res. No. 809/21, as amended). Given the circumstances, participation in this program forces TGS to produce and sell LPG at prices ostensibly lower than market prices, which entails adopting the necessary mechanisms to minimize its negative impact.

Regarding the Agreement for the Supply of Propane Gas for Undiluted Propane Gas Distribution Grids (Propane for Grids Agreement), on August 28, 2023, TGS executed its 19th renewal, effective until December 31, 2023. This agreement stipulated the payment of compensation to participants, payable by the Federal Government, calculated as the difference between the sales price under this agreement and the export parity published monthly by the SE, although with significant delays in collection terms. The nineteenth extension allows payments with tax credit certificates, which producers may use to cancel hydrocarbon export duties. To date, such certificates have not been issued.

Export duty

As with hydrocarbon exports, as of May 2020, propane, butane and LPG are exempted from paying export duties as long as the international Brent price is equal to or lower than US$45/bbl, with progressive increases until the reference price reaches 8%, the cap to be recognized when Brent price equals or exceeds US$60/bbl (DNU No. 488/20). In 2023, the rate remained at 8%.

Regulations specifically applicable to crude oil transportation

In June 2016, OldelVal requested the RTI from the MEyM, aiming to adjust tariffs for a maintenance and investment plan guaranteeing the integrity, efficiency and reliability of the transportation facilities and service. Consequently, on March 10, 2017, the new US$-denominated tariff scheme was published, providing for an average 34% increase, effective from March 2017 (MEyM Res. No. 49/17).

Pampa Energía ● 2023 Annual Report ● 39

On November 28, 2022, the SE requested Oldelval to initiate the corresponding procedures to update the tariff scheme applicable to transportation service carriers. As of December 31, 2023, Oldelval is preparing the five-year information the SE requires.

In 2022, Oldelval launched a call for tenders to award and contract the firm transportation service for the Allen-Puerto Rosales oil pipeline section corresponding to the Duplicar Project for a total of more than 314 kbbl per day through the execution of contracts, effective until the end of the concession. Pampa was awarded with a quota of 6,302 barrels per day.

On September 14, 2022, the SE granted the extension of the transportation concession for the main oil pipelines providing access to Allen and the Allen-Puerto Rosales oil pipeline, as well as its expansion, called Medanito-Puesto Hernández, for a term of 10 years as from November 14, 2027. Consequently, the concession will be extended until November 14, 2037.

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6.	Our assets

Pampa is an independent energy company with active participation in the Argentine electricity and gas value chains:

We are the country’s largest independent operator in power generation, with an installed capacity of 5,332 MW, representing 12% of Argentina’s installed capacity. Considering the next 140 MW expansions at PEPE VI, our total installed capacity would be 5,471 MW.

The oil and gas segment comprises operated and non-operated blocks at Pampa’s stake. In 2023, our average production in Argentina reached 65.4 kboe/day, 93% corresponding to gas, consolidating ourselves as the country’s fifth largest gas producer.

In petrochemicals, Pampa owns two high-complexity plants, standing out as the only producer of styrene, SBR and polystyrene in Argentina, with a domestic market share between 94% and 100%.

Finally, our holding and others segment mainly comprises our 26.5% interest in TGS, the country’s largest gas transportation company, which operates 9,248 km of gas pipelines and an NGL plant at General Cerri with a production capacity of 1 million ton per year. Moreover, Pampa has a 26.3% indirect interest in Transener, which operates and maintains 86% of the Argentine high voltage transmission grid, covering 22.4 thousand km of lines.

Pampa Energía ● 2023 Annual Report ● 41

Corporate structure as of December 31, 2023

PAMPA ENERGÍA
52.04%
Hidroeléctrica Los Nihuiles
61%
Hidroeléctrica Diamante
50%
C.T. Barragán
100%
Pampa Energía Bolivia2
50%
CIESA
50%
CITELEC
70%
Enecor
100%
DIGIPA
100%
Vientos de Arauco Renovables
83.57%
16.43%
Generación Argentina
52.65%
Transener
2.1%
Oleoductos del valle
100%
Pampa Inversiones
1.4%
0.8%
1.6%
0.9%
2.8%
Termoeléctrica José de San Martín1
3.2%
Termoeléctrica Manuel Belgrano1
100%
Vientos Solutions Argentina
99.96%
0.04%
Pampa Energía Chile
25.44%
3.84%
70.72%
Comercializa- dora e Inversora
100%
Transba
0.27%
51%
98%
2%
Autotrol Renovables
99.60%
0.4%
Pampa Energía Soluciones
0.76%
TGS
51%
49%
Transporte y Servicios de Gas en UY
99.98%
0.02%
Telcosur
100%
CTG Energía
49%
Gas Link
100%
Energía e Inversiones
98.22%
1.78%
Pampa Bloque18
100%
Pampa Ecuador
100%
Ecuador Pipeline Holdings Limited
100%
PE Energía Ecuador LTD
100%
Petrolera San Carlos
20%
Petrolera Mata
15.91%
14.15%
Oleoducto de Crudos Pesados LTD3
4.02%
100%
PE Energía Ecuador S.A.S.
65%
Cía. Anónima Mixta San Carlos
100%
Oleoducto de Crudos Pesados

[1] Each company solely hold one asset consisting in an agreement for the management of Termoeléctrica José de San Martín and Termoeléctrica Manuel Belgrano, respectively. Currently, both assets are owned by a Trust. [2] Comercializadora e Inversora and Generación Argentina hold each 0.00003% of Pampa Energía Bolivia. [3] Pampa Energía Bolivia increased its direct holding in Oleoducto de Crudos Pesados LTD to 45.57% from January 16, 2024.

Pampa Energía ● 2023 Annual Report ● 42

6.1	Power generation[8]

The following tables summarize the 16 power generation assets operated by Pampa as of the closing of 2023:

8 For further information, see section 4.1 of this Annual Report.

Pampa Energía ● 2023 Annual Report ● 43

The following chart shows Pampa’s market share in the power generation segment:

2023 net power generation

100% = 141,397 GWh

Hydroelectric generation

Located on the Atuel River in the Province of Mendoza, HINISA has held a 30-year concession for generating, selling, and marketing electricity from the Los Nihuiles hydroelectric system since June 1994. HINISA has an installed capacity of 265 MW, representing 0.6% of Argentina’s total capacity, and consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II, and Nihuil III), together with a compensator dam. Los Nihuiles System extends approximately 40 km, and its height ranges between 754 m and 1,251 m above sea level. From 1990 to 2023, its annual average generation was 778 GWh, with a record high of 1,250 GWh in 2006 and a record low of 428 GWh in 2022. Pampa has a 52% direct stake in HINISA’s capital stock.

In the same Province of Mendoza, on the Diamante River, HIDISA holds a 30-year concession, effective since October 1994, for generating, selling, and marketing electricity from the Diamante hydroelectric system. With a 388 MW gross power capacity, it represents 0.9% of Argentina’s total capacity and consists of three dams and three hydropower plants (Agua del Toro, Los Reyunos and El Tigre). The Diamante System extends approximately 55 km, and its height ranges between 873 m and 1,338 m above sea level. With an average annual generation of 526 GWh from 1990 to 2023, it recorded a high of 943 GWh in 2006 and a low of 303 GWh in 2022. Pampa holds a 61% direct stake in HIDISA’s capital stock.

Located in the Province of Neuquén, on the Limay River, the HPPL plant started operating in 1999 under a 30-year concession. HPPL has an installed capacity of 285 MW distributed in 3 Kaplan-type turbines, representing 0.7% of Argentina’s total installed capacity. The dam is made up of loose materials with a waterproof concrete side. It has a length of 1,045 m, a maximum height of 54 m and a crest of 480.2 m above sea level. Between 2000 and 2023, HPPL recorded a historical average annual generation of 928 GWh, with a record high of 1,430 GWh in 2006 and a record low of 494 GWh in 2016. HPPL’s concession is 100% owned by Pampa.

Pampa Energía ● 2023 Annual Report ● 44

Wind power generation

PEMC is located on provincial route No. 51, 18 km from the City of Bahía Blanca, Province of Buenos Aires. The wind farm comprises 29 V-126 Vestas wind turbines, each with a 3.45 MW power capacity, an 87-meter hub height and a 48% load factor of P50. It has an installed capacity of 100 MW, representing 0.2% of Argentina’s installed capacity. Commissioned in June 2018, PEMC sells its energy to CAMMESA under the RenovAr program. From 2019 to 2023, its average annual generation was 383 GWh, with a generation record high of 409 GWh in 2020 and a record low of 364 GWh in 2023. Pampa was the sole shareholder of Greenwind, a company owning PEMC until August 16, 2023, when the asset swap with Total Austral S.A. (Argentine branch) was closed. In this transaction, Pampa transferred 100% of its stake in Greenwind in exchange for the remaining 45% of Rincón de Aranda, making Pampa the sole owner of this block.

PEPE II is located next to PEMC. It comprises 14 V-136 Vestas wind turbines, each with a 3.8 MW power capacity and a 120-meter hub height, having a 56% load factor of P50. It has an installed capacity of 53 MW, representing 0.1% of Argentina’s installed capacity. Commissioned in May 2019, its historical average annual generation has been 215 GWh since 2020.

PEPE III, PEPE II’s twin wind farm with a 63% load factor of P50, is in Coronel Rosales, on national route No. 3, 45 km from the City of Bahía Blanca, Province of Buenos Aires. As of 2020, its historical average annual generation was 238 GWh. PEPE II and PEPE III are registered to issue IREC certificates.

The commissioning of PEPE IV, adjacent to PEMC and PEPE II, was completed on June 17, 2023. The wind farm was commissioned progressively: 18 MW (Dec-22), 18 MW (Feb-23), 9 MW (Apr-23), 9 MW (May-23) and 27 MW (Jun-23). PEPE IV contributes 81 MW of renewable energy to the national grid through 18 V-150 Vestas wind turbines of 4.5 MW each, with a hub height of 105 meters and a 63% load factor of P50. In 2023, generation amounted to 274 GWh.

PEA is located on provincial route No. 9, 90 km north of the City of La Rioja, Province of La Rioja. Acquired by Pampa Energía in December 2022, PEA comprises 38 Siemens Gamesa G-114 wind turbines, each with a 2.625 MW power capacity and an 80-meter hub height, with a 43% net load factor of P50. Its installed capacity is 100 MW, representing 0.2% of Argentina’s power capacity. PEA was commissioned in March 2020 and sells its energy to CAMMESA under the RenovAr program. As of 2020, its historical average annual generation was 328 GWh.

Finally, in May 2023, the construction of PEPE VI was announced. In the first and second stages, this wind farm will have a total of 31 Vestas wind turbines of 4.5 MW each, its gradual commissioning being estimated for July, September and October 2024, reaching a total installed capacity of 139.5 MW. The project also contemplates a third stage, expanding to 300 MW.

Thermal generation

CTG is in northwestern Argentina, in the City of Gral. Güemes, Province of Salta. Privatized in 1992, it has a 261 MW open cycle thermal power generation plant, with the addition in September 2008 of a GE gas-fired turbo generator unit of 100 MW, totaling 361 MW, which accounts for 0.8% of Argentina’s installed capacity. From 1993 to 2023, its average annual generation was 1,564 GWh, with a record high of 1,903 GWh in 1996 and a record low of 225 GWh in 2022 and 2023.

Also, in the north of the Province of Salta, CTP is in the small village of Piquirenda, Municipality of Aguaray, Department of General San Martín. Its construction started in early 2008 and finished in 2010; it has a 30 MW capacity, consisting of ten GE Jenbacher JGS 620 gas-fired engines, representing 0.1% of Argentina’s installed capacity. From 2011 to 2023, its average annual generation was 102 GWh, with a record high of 156 GWh in 2017 and a record low of 52 GWh in 2022.

Pampa Energía ● 2023 Annual Report ● 45

Towards the south, in the Province of Neuquén, CTLL is located at Loma de la Lata, near which used to be one of the largest gas fields in Latin America known by the same name. Built in 1994, it consists of three GTs with an installed capacity of 375 MW, a 180 MW Siemens ST installed in 2011 for its closing to CCGT and repowered in January 2018, two 105 MW GE aero-derivative GT, installed in May 2016 and August 2017, and 15 MW from MAN gas engines in August 2021, totaling 780 MW, 1.8% of Argentina’s installed capacity. From 1997 to 2023, the average annual generation was 2,390 GWh, with a record high of 5,103 GWh in 2022 and a record low of 272 GWh in 2002.

On July 20, 2023, a technical problem occurred at CTLL’s GT #5. Pampa, jointly with the turbine manufacturer GE, is performing the necessary works to dismantle and repair the failure. Moreover, Pampa is making arrangements with insurance companies to collect compensation for the sustained damages and minimize losses resulting from the breach of availability commitments under PPA.

Pampa operates six CT in the Province of Buenos Aires. Three of them are near the City of Bahía Blanca: CPB, in the port of Ingeniero White, consists of 2 ST with a 310 MW capacity each, totaling 620 MW, equivalent to 1.4% of Argentina’s power capacity. The boilers can be fed with FO or gas. Gas is supplied through a proprietary 22-km gas pipeline, operated and maintained by CPB, connecting with TGS’s main gas pipeline system. Furthermore, CPB has two 60,000 m3 tanks for FO storage. From 1997 to 2023, the average annual generation was 1,845 GWh, with a record high of 3,434 GWh in 2011 and a record low of 189 GWh in 2002.

Located adjacent to CPB, CTIW consists of 6 dual-fuel (natural gas or FO) Wärtsilä engines, with a 100 MW installed power capacity, representing 0.2% of Argentine capacity. The high-efficiency engines, with a 46% performance rate, are interconnected to the 132 kV grid through a Transba substation. Liquid fuel is supplied using CPB’s unloading and storage facilities, and natural gas through the plant’s internal facilities. From 2018 to 2023, its historical average annual generation was 281 GWh, with a generation record high of 312 GWh in 2019 and a record low of 229 GWh in 2020.

Moreover, EcoEnergía, located on the outskirts of the City of Bahía Blanca, is a co-generation power plant located inside TGS’s General Cerri Complex. Commissioned in 2011, it consists of a 14 MW ST and sells electricity in the Energía Plus market. From 2012 to 2023, its historical average annual generation was 89 GWh, with a generation record high of 108 GWh in 2018 and a record low of 68 GWh in 2023.

Other two CTs in the Province of Buenos Aires are located in Greater Buenos Aires: CTGEBA, in the district of Marcos Paz, strategically located 1 km from the Ezeiza transforming station, a WEM key node for the supply of electricity to the country’s highest demand area. CTGEBA began operating in 1999 and has two CCGTs. The first one, with a 684 MW capacity, consists of two 223 MW GTs each and a 239 MW ST, repowered in October 2020. The second CCGT consists of a 182 MW GT, known as Genelba Plus, installed in 2009 and repowered in June 2019, another 188 MW GT was installed in 2019, and the 199 MW ST was commissioned on July 2, 2020, completing the expansion project started in 2017. CTGEBA is one of the largest CTs in the country, with a total installed capacity of 1,253 MW, representing 2.9% of Argentina’s installed capacity. From 2000 to 2023, its historical average annual generation was 5,294 GWh, with a generation record high of 8,594 GWh in 2021 and a record low of 3,438 GWh in 2001.

Furthermore, CTPP is located in Northern Greater Buenos Aires, in the Pilar Industrial Complex, district of Pilar. The CT consists of 6 Wärtsilä engines with a 43% efficiency. It has a total 100 MW capacity and may indistinctly consume FO stored in its own tanks or natural gas supplied through a dedicated gas pipeline connected with TGN’s main gas pipeline. The energy is evacuated through a 132 kV line connected to the Pilar substation. From 2018 to 2023, its historical average annual generation was 241 GWh, with a generation record high of 321 GWh in 2022 and a record low of 168 GWh in 2019.

Finally, CTEB is the sixth CT in the Province of Buenos Aires, located in Ensenada city, Greater La Plata. It consists of two Siemens GTs, 285 MW and 284 MW each, commissioned in 2012 and repowered in 2023, and a Siemens 279 MW ST commissioned on February 22, 2023, for the closing to CCGT, reaching a total 848 MW capacity, representing 1.9% of Argentina’s total installed capacity. This CT may consume natural gas or GO and has two storage tanks with a combined capacity of 45,000 m3. From 2013 to 2023, its historical average annual generation was 1,525 GWh, with a generation record high of 4,236 GWh in 2023 and a record low of 255 GWh in 2020. Currently, Pampa operates CTEB under a shared operation scheme with YPF Luz, and we hold a 50% stake in the capital stock of CTBSA, a company whose only asset is CTEB.

Pampa Energía ● 2023 Annual Report ● 46

Current expansions

Project	MW	Marketing	Currency	Awarded price			Investment in US$ million[1]	Date of commissioning
				Capacity per MW-month	Variable per MWh	Total per MWh
Thermal
CTEB[2]	279	10-year PPA	US$	23,962	10.5	43	253	Feb-22-2023
Renewable
PEPE IV	81[3]	MAT ER	US$	na	na	58[4]	128	Jun-17-2023
PEPE VI	139.5	MAT ER	US$	na	na	62[4]	269	Q3 and Q4 2024[5]

Note: As of December 31, 2023. 1 Without value-added tax. 2 Operated by Pampa (50% equity stake). 3 Gradual commissioning: 18 MW (Dec-22), 18 MW (Feb-23), 9 MW (Apr-23), 9 MW (May-23) and 27 MW (Jun-23). 4 Estimated averages. 5 Planned commissioning: stage 1 (94.5 MW) in Q3 2024 and stage 2 (45 MW) in Q4 2024.

6.2	Oil and gas[9]

Pampa is one of Argentina's leading hydrocarbon E&P companies, and it is present in the country’s major natural gas and oil extraction basins.

In 2023, investments in this segment reached US$556 million, the highest amount ever disbursed in one business and our E&P history. This record represents a 72% increase compared to 2022, mainly driven by Vaca Muerta’s development, supported by growing commitments under Plan Gas.Ar and exports to Chile.

E&P’s main technical indicators	2022	2023
Number of productive wells in Argentina	895	813
Average total production in Argentina (thousand bbl/day)	63.1	65.4
Average gas production in Argentina (thousand m3/day)	9,811	10,296
Average oil production in Argentina (thousand bbl/day)	5.3	4.8

9 For further information, see section 4.1 of this Annual Report.

Pampa Energía ● 2023 Annual Report ● 47

Pampa’s exploration and exploitation areas

| Block | 2023 average daily production | | | % Gas | Basin | Stake | Operator | License expiration year |
|---|---|---|---|---|---|---|---|---|
| | Oil kbbl | Gas dam$^3$ | Total kboe | | | | | |
| 1 El Mangrullo | 0.1 | 6,061 | **35.7** | 100% | Neuquina | 100.00% | **Pampa** | 2053 |
| 2 Sierra Chata | 0.1 | 2,250 | **13.3** | 100% | Neuquina | 45.55% | **Pampa** | 2053 |
| 3 Río Neuquén | 0.8 | 1,557 | **10.0** | 92% | Neuquina | 31.42%[1]<br>33.07%[2] | YPF | 2027<br>2051 |
| 4 Rincón del Mangrullo[3] | 0.0 | 247 | **1.5** | 98% | Neuquina | 50.00% | YPF | 2052 |
| 5 Rio Limay Este (ex Senillosa) | - | - | **-** | na | Neuquina | 85.00% | **Pampa** | 2040 |
| 6 Rincón de Aranda[4] | | | **-** | na | Neuquina | 100.00% | **Pampa** | 2058 |
| 7 Veta Escondida | - | - | **-** | na | Neuquina | 55.00% | **Pampa** | 2027 |
| 8 Gobernador Ayala | 1.1 | - | **1.1** | 0% | Neuquina | 22.51% | Pluspetrol | 2036 |
| 9 Aguaragüe | 0.1 | 121 | **0.8** | 84% | Noroeste | 15.00% | Tecpetrol | 2037 |
| 10 Los Blancos | 0.6 | - | **0.6** | 0% | Noroeste | 50.00% | High Luck Group | 2045 |
| 11 La Tapera - Puesto Quiroga | 0.1 | - | **0.1** | 0% | Golfo San Jorge | 35.67% | Tecpetrol | 2027 |
| 12 El Tordillo | 1.9 | 55 | **2.3** | 14% | Golfo San Jorge | 35.67% | Tecpetrol | 2027 |
| **Total productive blocks** | **4.8** | **10,291** | **65.4** | **93%** | | | | |
| 1 Parva Negra Este | - | 5 | **0.0** | 100% | Neuquina | 42.50% | **Pampa** | 2025 |
| 2 Las Tacanas Norte | n.a. | n.a. | **n.a.** | n.a. | Neuquina | 90.00% | **Pampa** | 2027 |
| 3 Río Atuel | n.a. | n.a. | **n.a.** | n.a. | Neuquina | 33.33% | Petrolera El Trébol | 2023 |
| 4 Borde del Limay[5] | n.a. | n.a. | **n.a.** | n.a. | Neuquina | 85.00% | **Pampa** | 2015 |
| 5 Los Vértices[5] | n.a. | n.a. | **n.a.** | n.a. | Neuquina | 85.00% | **Pampa** | 2015 |
| **Total exploratory blocks** | **-** | **5** | **0.0** | **100%** | | | | |
| **Total production in Argentina** | **4.8** | **10,296** | **65.4** | **93%** | | | | |

**Note**: Production at our ownership. **1** Province of Río Negro. **2** Province of Neuquén. **3** It does not include the Vaca Muerta formation. **4** Pampa has been the sole owner since August 2023. **5** Under the transfer process to GyP (exploration permit holder).

Production

Our E&P segment’s production in Argentina reached an average of 65.4 kboe per day in 2023, 93% corresponding to gas and 7% to oil. Its monthly evolution is detailed below:

E&P segment’s production

In kboe/day

Pampa Energía ● 2023 Annual Report ● 48

Natural gas

Thanks to the implementation of Plan Gas.Ar, under which Pampa participated in all rounds for the Neuquina Basin, in 2023, Pampa’s net production rose again by 5% year-on-year and 29% since 2021, reaching an annual average of 10.3 million m3 per day and setting new record highs. This increase contrastswith the 0.8% decrease in the country’s domestic production for the same period. Gas has dominated hydrocarbon production, driven by the commitment obtained under Plan Gas. Ar’s round 4 and associated with filling the new GPNK infrastructure, which has been operational since August 2023. Pampa contributed 4.8 million m3 per day, equivalent to 44% of the total additional capacity.   with the 0.8% decrease in the country’s domestic production for the same period.

Gas has dominated hydrocarbon production, driven by the commitment obtained under Plan Gas. Ar’s round 4 and associated with filling the new GPNK infrastructure, which has been operational since August 2023. Pampa contributed 4.8 million m3 per day, equivalent to 44% of the total additional capacity.

With the drilling of 41 wells and completing 35, a new maximum production peak of 16.4 million m3 per day was reached in August, far exceeding the 2022 record. Winter production was 12.2 million m3 per day (+14% compared to winter 2022). This significant increase was supported by the development of reserves in the Vaca Muerta formation, with an aggressive campaign of 23 producing wells and an increased evacuation capacity.

In our shale gas development, Pampa obtained 11 of the best 20 gas wells in the history of Vaca Muerta, with 9 from Sierra Chata and 2 from El Mangrullo. In Sierra Chata, we achieved a 242% year-on-year growth, reaching 2.3 million m3 per day thanks to the high productivity of its wells. However, production in the El Mangrullo block was impacted by low demand, mainly due to climatic factors, with a 15% year-on-year decrease. It is worth highlighting that this block represents 59% of total production and, in 2023, reached an average production of 6.1 million m3 per day, with a record high of 8.3 million m3/day in the winter of 2023.

Sierra Chata and El Mangrullo account for 81% of our total gas production. Both blocks are among the main gas producers in the Neuquina Basin, with areas of almost 200 km2 and 870 km2 each. Pampa operates and holds a 100% working interest in the El Mangrullo exploitation concession until 2053. In Sierra Chata, Pampa operates and holds a 45.55% interest in the exploitation concession until 2053.

In addition, Pampa participated and was awarded under Plan Gas.Ar’s round 5.2, corresponding to incremental volumes in the NOA for a maximum of 70.5 thousand m3 per day, effective from October 2023 to December 2028.

Oil

Oil production at our ownership reached 4.8 kbbl/day, 10% lower than in 2022, mainly evidenced in El Tordillo, Gobernador Ayala and Río Neuquén (-0.5 kbbl/day). In 2023, 8 oil wells were drilled, and 9 were completed.

Pampa managed to maintain its crude oil exporter role, representing 29% of sales, an increase against 21% registered in 2022. In 2023, 9 Medanito crude oil shipments were exported, totaling nearly 514 kbbl of oil, mainly destined to the United States and Colombia.

Acquisition of Rincón de Aranda and CENCH granting

On August 16, 2023, Pampa closed the agreement with Total Austral S.A. (Argentine branch) to acquire the additional 45% interest in the Rincón de Aranda block. As part of this agreement, Pampa transferred its 100% equity stake in Greenwind, whose only asset is PEMC.

Pampa Energía ● 2023 Annual Report ● 49

Moreover, the enforcement authority granted Pampa an Unconventional Hydrocarbons Exploitation Concession (Concesión de Explotación No Convencional de Hidrocarburos, CENCH) for a term of 35 years, effective from August 16, 2023. With the award of the CENCH, a pilot plan was established that includes the completion of one previously drilled well, the drilling and completion of eight wells and the construction of other surface facilities for a total of US$161 million over 4 years, with the possibility of a one-year extension to fulfill the commitment.

The pilot plan will begin in 2024 and is estimated to reach a plateau of 15 to 20 kbbl per day by 2027-2028.

Gas exports

During 2023, Pampa was a leading exporter to Chile and had permits in place to export gas on a firm basis for the following maximum volumes:

Period	Volume in million m3/day
	Authorized	Traded
October 2022 – April 2023	1.5	1.3
May 2023 – June 2023	2.2	1.8
July 2023 – September 2023	0.9	0.7
October 2023 – April 2024	1.5	0.5, as of December 2023
May 2024 – September 2024	0.6	n.d.

Moreover, Pampa holds permits to export to Chile and Brazil on an interruptible basis.

Exploration activities

In December 2023, the drilling of an exploratory well began in the Río Neuquén block, on the Río Negro Province side.

In addition, a note was sent to the Province of Mendoza expressing the intention to relinquish the Río Atuel exploratory block. The response from the province is still pending.

Agreement for continuity at Parva Negra Este

In December 2023, the agreement with the province for the contractual continuity in Parva Negra Este was ratified. This agreement contemplates relinquishing 50% of the surface (west sector), granting a lot under evaluation for 3 years until April 2025, and the commitment to drill a horizontal well targeting Vaca Muerta before September 2024.

ExxonMobil Exploration Argentina S.A. waived its stake as part of the agreement, assigning it at no cost to Pampa. As a result, Pampa holds 85%, and GyP owns the remaining 15%.

Aguaragüe license extension

In August 2023, an agreement was entered with the enforcement authority to extend the Aguaragüe concession for an additional 10-year term. The deal includes investment commitments for executing one well, two workovers and 2D seismic reprocessing (Executive Order No. 543/23). Pampa has a 15% stake in the block.

Pampa Energía ● 2023 Annual Report ● 50

New exploration permit at Las Tacanas Norte

In November 2023, the contract for the exploration, development and production of the Las Tacanas Norte block executed between Pampa and GyP was approved (Executive Order No. 2426/23). Pampa holds a 90% interest for a 4-year exploratory period under its own operation and with the commitment to carry out several exploration tasks for hydrocarbon potential, including a vertical exploratory well, scheduled for the first quarter of the third year of the exploratory period.

Reserves

Pampa makes annual estimates of its reserves, which the Company’s geologists and engineers conduct. These estimates evaluate the recoverable hydrocarbon volumes from a specific date based on the quality of the available information and the involved professionals’ interpretation. It is worth highlighting that reserve estimates and future production forecasts may vary from final recovered quantities, depending mainly on the underlying assumptions.

These reserve estimates are evaluated and reported according to the SEC's Modernization of Oil and Gas Reporting Presentation rules. Gaffney Cline & Associates, international technical consultants, independently assessed our reserves, auditing 99% of Pampa’s estimated proven reserves (P1), and concluded that oil and natural gas reserve volumes are reasonable.

On December 31, 2023, Pampa’s P1 reserves amounted to 199 million boe, 11% higher than volumes recorded on the same date in 2022. Considering production levels and the 2023 incorporations, the reserve-replacement ratio was 1.8, and the average life obtained was approximately 8.6 years. In this period, 94% of P1 reserves correspond to natural gas and 6% to oil. It is worth noting that 42% of P1 reserves come from shale formations, mainly in El Mangrullo and Sierra Chata, against 24% in 2022.

Proven reserves (P1) in Argentina	Crude oil, condensed and NGL in kb	Natural gas, in million m3	Total, in million boe	% Gas
Proven developed (P1-D)	7,592	20,523	128	94%
Proven undeveloped (P1-U)	3,994	11,312	71	94%
Total as of December 31, 2023	11,586	31,835	199	94%

Total as of December 31, 2022	10,937	28,614	179	94%

Estimated reserves in Argentina are submitted before the payment of royalties since they are treated as operating costs due to their similarity to taxes on production. The composition and evolution of Pampa’s proven reserves as of December 31, 2023, both developed and undeveloped, are detailed below:

Pampa Energía ● 2023 Annual Report ● 51

Pampa’s total proven reserves As of December 31, 2023 100% = 199 million boe	Evolution of Pampa’s certified proven reserves In million boe

Hydrocarbon transportation10

OldelVal

As of December 31, 2023, Pampa holds a 2.1% direct interest in OldelVal, a company engaged in the exploitation of main oil pipelines providing access to Allen, in the Comahue area, and the Allen - Puerto Rosales oil pipeline, facilitating the evacuation of the oil produced in the Neuquina Basin to Puerto Rosales (a port in the City of Bahía Blanca) and supplying the Plaza Huincul and Luján de Cuyo distilleries in its route.

In 2023, the total transported volume was 55,021 m3 per day, equivalent to 126.3 million bbl, experiencing a 15.6% increase vs. 2022. Oil transportation from Allen to Puerto Rosales reached 44,146 m3 per day on average, whereas that for the refineries located in the provinces of Neuquén and Mendoza averaged 2,898 m3 and 7,978 m3 per day, respectively. It is worth highlighting that, as of the closing of 2023, this section’s transportation capacity was 34,560 m3 per day without friction-reducing agents and 48,000 m3 per day with friction-reducing agents.

Because of the production growth in the Neuquina Basin, OldelVal implemented the Duplicar expansion project, consisting of 525 km of pipelines throughout three provinces: Río Negro, La Pampa and Buenos Aires, besides a new terminal station in Puerto Rosales. The project’s investment is estimated at US$1,184 million, with a 28-month execution term. Financing comes from the local capital market and disbursements by shippers as per contracts executed between Oldelval and producers under the Ship or Pay modality for the new capacity available from December 2022.

Finally, on October 1, 2023, Duplicar Project’s first expansion stage was commissioned, allocating firm capacity to producers that hired additional transportation capacity for 12,000 m3 per day.

10 For further information, see Regulations on oil transportation in section 5.2 of this Annual Report.

Pampa Energía ● 2023 Annual Report ● 52

OCP

As of December 31, 2023, Pampa held a 31.08% indirect interest in OCP, a company engaged in the transportation, storage and dispatch of crude oil through an oil pipeline in Ecuador with a capacity of 450 thousand barrels per day.

On January 16, 2024, Pampa acquired Repsol’s 29.66% stake in OCP through its subsidiary Pampa Energía Bolivia. With this transaction, Pampa reached a 63.74% stake in OCP’s share capital but maintained the company’s co-control.

6.3	Petrochemicals

The petrochemicals segment is vertically integrated into our gas operations, seeking to maintain its position in the styrene market and maximize its production value chain. Our assets cover a wide range of products, including octane bases for gasoline, benzene, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, monomer styrene, rubber and polystyrene for domestic and foreign markets.

The petrochemicals market where Pampa competes is influenced by global supply and demand, which substantially impacts our results. Pampa is the only Argentine producer of monomer styrene, polystyrene and elastomers, and it is the only integrated manufacturer of goods ranging from oil and natural gas to plastics. As part of the effort to integrate operations, we use an important volume of our benzene production to obtain styrene and, in turn, a substantial volume of styrene to manufacture polystyrene and SBR.

The petrochemicals division operates the PGSM integrated petrochemical complex in the Province of Santa Fe, with an annual production capacity of 50 kton of gases (LPG used as raw material and propellant), 155 kton of aromatics, 290 kton of gasoline and refined products, 160 kton of styrene, 55 kton of SBR, 180 kton of ethylbenzene and 31 kton of ethylene. This business also includes a polystyrene plant in Zárate, Province of Buenos Aires, with a production capacity of 65 kton. As of December 31, 2023, Pampa’s estimated share in the Argentine styrene, polystyrene, and SBR markets amounted to 100%, 96%, and 91%, respectively.

It is worth highlighting that exports in this business are subject to an export duty which, under DNU No. 1060/20, is 4.5% as of 2021 for most products (styrene, polystyrene, SBR and toluene), whereas for others such as naphtha, aromatics and solvents, export duties remain at 8% as per DNU No. 488/20.

Petrochemical’s main indicators	2022	2023
Revenues (in kton):	421	404
Styrene (incl. propylene)	55	55
SBR	46	43
Polystyrene	58	56
Others	262	250
Sales destination
Argentina	69%	71%
Abroad	31%	29%

Pampa Energía ● 2023 Annual Report ● 53

Styrene’s division

In 2023, the monomer styrene sales volume totaled 47 kton, which aligns with 2022. Propylene sales volumes increased by 12%, reaching 9 kton. Besides, polystyrene sales recorded a 3% decrease vs. 2022, reaching 56 kton, due to decreases of 2% in domestic and 10% in export sales. Finally, in 2023, Pampa sold a total of 43 kton of SBR, a figure 6% lower than in 2022, explained by an 11% decrease in exports, mainly to Brazil, offset by a 6% increase in domestic sales. However, there was an increase in exports to the United States and Chile.

Gasoline reforming division

In 2023, Reforming sales fell by 5% compared to 2022 due to decreases of 18% in octane bases, 28% in solvents and aromatics and 13% in propellant volumes. These decreases were partially offset by a 29% increase in gasoline sales. It is worth highlighting that in 2022, 16 kton of bases and naphtha were dispatched as toll processing, not recorded as volume sold.

The annual scheduled plant shutdown took place in November 2023, preventing the processing of the total raw gasoline volume received during the last months of the year.

6.4	Other businesses

Transener11

Transener is the leading company in Argentina’s utility service of high voltage electric energy transmission. It holds a concession over 15,409 km of transmission lines and 60 transforming stations, directly operating 86% of the country’s high-voltage lines. In turn, its controlled subsidiary Transba oversees the concession of 6,982 km of transmission lines and 112 transforming stations, making up the Main Distribution Transmission System of the Province of Buenos Aires. As of December 31, 2023, Pampa holds a 26.3% stake.

Transener’s main indicators	2022	2023
Technical information
Transener transmission lines (Km)	14,926	15,408
Transba transmission lines (Km)	6,771	6,982

Financial information, in million US$*
Revenues	178	161
Fiscal year’s results, attributable to the company’s shareholders	10	8
Assets	611	435
Liabilities	165	123
Shareholders’ equity	446	312

Note: *Annual FS figures under IFRS, in million AR$, adjusted by inflation as of December 31, 2022 and 2023, and later restated at each period’s closing FX.

11 For further information, see section 4.2 of this Annual Report.

Pampa Energía ● 2023 Annual Report ● 54

Operation and maintenance

The extra high voltage power transmission grid, operated and maintained by Transener, faces considerable yearly demands. A new record-breaking demand for power capacity was set on March 13, 2023, reaching 29,105 MW, 3% higher than the maximum peak recorded in 2022.

Despite the burdens placed on the grid, service quality has remained within acceptable standards for a company like Transener. At the end of 2023, 0.34 failures per each 100 km line were recorded, consistent with international parameters accepted for companies operating and maintaining extra high voltage transmission systems.

Failure rate

Rate per each 100 km of lines

Business development

Electricity transmission system’s expansion plan

On June 9, 2023, the SE approved the high voltage transmission system’s expansion plan and the enhancement of existing transforming stations to strengthen the electricity transmission system, avoid restrictions on demand, optimize generation dispatches and guarantee a greater presence of renewable sources in the energy matrix (SE Res. No. 507/23).

The plan seeks to increase the country’s high voltage lines by 4,720 km and the transformation capacity by 13,770 MVA, with a total investment estimated at almost US$5 billion. Works were classified into 3 priority levels, the most critical area being the AMBA, together with the Charlone-Plomer corridor and the strengthening of the Puerto Madryn - Choele Choel - Bahía Blanca Patagonian corridor. The first stage seeks to provide 2,200 MW of renewable generation. The second stage includes the Rodeo-Chaparro-La Rioja, Río Diamante-Charlone lines, the second Patagonian corridor from the Province of Santa Cruz, and the addition of transformation capacity in the country's northeastern area. The last stage of the plan would add more lines in central and northern Argentina, as well as transforming stations.

Pampa Energía ● 2023 Annual Report ● 55

Engineering services, works and maintenance

Transener focuses on projects leveraging its competitive advantages, prioritizing interventions in 500 kV and 132 kV systems. During 2023, progress was made in renewable energy projects, focusing on additional services such as installing production and demand monitoring systems. In addition, engineering counseling was provided for transforming stations in new wind farms.

Since its inception, Transener has been committed to operating, maintaining and providing specialized electricity transmission services to private customers, either for exclusive use or linked to public utilities, as independent transporters. Tasks performed include the replacement of transformers and bushings, oil analyses, specialized diagnostics, fiber optic repair, electric and magnetic field measurements, implementation of automated systems and maintenance of both lines and transforming stations, among other services.

It is important to highlight that Transener has maintained a fair and transparent remuneration policy in all contractual agreements, most of which have been continuously renewed since their commencement, thus reflecting the quality of the service provided and its customers’ high satisfaction level.

Communications

In 2023, Transener continued offering specialized infrastructure services to several communication companies, including assigning dark fiber optics over its system and renting space in microwave stations and their antenna-supporting structures. The growing demand for these services was replicated in revenues, driven by the volume of services provided and commercial conditions. Besides, Transener continues to provide specialized support services for WEM agents’ operational communications and data transmission.

TGS12

TGS is the country’s most important gas transportation company and operates the largest pipeline system in Latin America. It is also a leading company in producing and commercializing NGL for domestic and export markets, conducting this business from the General Cerri Complex located in Bahía Blanca, Province of Buenos Aires. TGS provides comprehensive solutions for natural gas and telecommunications, through its controlled company, Telcosur. As of December 31, 2023, Pampa holds a 26.5% interest in TGS.

TGS’s main indicators	2022	2023
Technical information
Gas transportation
Average firm capacity contracted (in million m3 per day)	83.0	83.2
Average delivery (in million m3 per day)	68.6	66.8
Production and commercialization of liquids
Total liquids production (in kton)	1,123	1,134
Gas processing capacity (in million m3 per day)	47.0	47.0
Storage capacity (in kton)	54.0	54.0

12 For further information, see section 5.2 of this Annual Report.

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TGS’s main indicators	2022	2023
Financial information, in million US$*
Revenues	929	560
Fiscal year’s results, attributable to the company’s shareholders	182	29
Assets	2,326	1,888
Liabilities	818	829
Shareholders’ equity	1,508	1,058

Note: *Annual FS figures under IFRS, in million AR$, adjusted by inflation as of December 31, 2022 and 2023, and later restated at each period’s closing FX.

Description of business segments

Regulated segment: gas transportation

Revenues generated by this segment result mainly from firm natural gas transportation agreements whereby the gas pipeline capacity is reserved and paid for irrespective of its actual use. Besides, TGS provides interruptible services, where gas transportation is subject to the gas pipeline’s available capacity. Moreover, TGS provides operation and maintenance services for assets allocated to the natural gas transportation service for the expansions fostered by the Federal Government and held under trusts created to such effects. For this service, TGS receives the CAU, which is set by ENARGAS.

In constant terms, as of December 31, 2023, annual revenues generated by this segment amounted to AR$99,052 million in 2023, representing 22% of TGS’s total revenues. These revenues evidence a 22% decrease compared to 2022, mainly explained by tariff updates lagging behind inflation, producing a significant negative impact on the segment. It is worth recalling that in 2023, transportation contracts on a firm basis account for 81% of revenues from sales in this segment (vs. 84% in 2022). As of December 31, 2023, the total capacity hired on a firm basis amounted to 83.1 million m3 per day, with an approximate weighted average life of 10.5 years. In 2023, natural gas average daily injection into the system operated by TGS amounted to 73.4 million m3/ per day, +2% vs. 2022. This injection includes contributions from the Austral, Golfo San Jorge and Neuquina Basins, and gas entering the GPNK in Salliqueló.

In 2023, 184 new contracts were executed, 67 for interruptible transportation services and 117 for exchange and displacement services.

Non-regulated segment: production and commercialization of natural gas liquids

Unlike gas transportation, liquids production and commercialization are not regulated by ENARGAS. In 2023, revenues from this segment amounted to AR$265,413 million, 18% lower in real terms than those recorded in 2022. The decrease is mainly due to the fall in international reference prices and the negative variation in the real FX rate. Improved ethane prices partially offset these effects.

Liquids production and commercialization activities are carried out at the Cerri Complex, located close to the City of Bahía Blanca and supplied by all TGS’s main gas pipelines. Ethane, propane, butane and natural gasoline are recovered at this complex. TGS sells liquids in both domestic and foreign markets. In the domestic market, propane and butane are sold to reseller companies. These products and natural gasoline are sold at international reference prices in the foreign market. Moreover, ethane is sold to Polisur at a price agreed between the parties.

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In 2023, the total sold volume amounted to 1,129,186 ton, similar to 2022, of which 32% was exported. Out of the total sales destined for the domestic market, 80% were made at US$-denominated prices or with a US$-based adjustment clause.

As for the foreign market, there is an export tax on liquids in effect, which during 2023 remained at an 8% rate (DNU No. 488/20). Besides seaborne exports, TGS makes sales by land to neighboring countries, with lower volumes than those by sea, allowing TGS to capitalize on a higher operating margin. In 2023 and 2022, propane and butane overseas deliveries were operated in the spot market, seizing opportunities related to different market niches and allowing for considerably increasing fixed rewards. As for natural gasoline, during 2023 and 2022, sales were only made through contracts.

Sales of liquids by destination market In kton, 2018-2023

Regarding the domestic market, in 2023, TGS continued participating in the Household Gas Bottles’ Program and the Propane for Grids Agreement with regulated prices. By participating in these programs, TGS is forced to sell at prices ostensibly lower than market prices, and the Federal Government is required to reimburse TGS an AR$-denominated economic compensation, which is currently being collected with delays. Outside these programs, TGS sold 158,794 ton of propane and 1,290 ton of butane, mainly to the reseller market and, to a lower extent, to the industrial, propellant and automotive markets.

Moreover, in 2023, TGS continued selling ethane under the long-term agreement executed with Polisur in September 2018. Trade patterns were modified in 2020, with improvements in the ToP clause (to be met annually), guaranteeing TGS a gradual increase in sales volumes over the first five years of the contract. In 2023, the volume of ethane sold to Polisur experienced a rise, totaling 394,370 ton (vs. 329,232 ton in 2022).

In 2023, LPG continued being sold by land, with the dispatch of 379,544 ton of own product, compared to 390,914 ton in 2022. Faced with the impossibility of using its dock, in May 2021, a contract was signed with Compañía Mega S.A. to provide LPG tanker loading dispatch services, effective until December 2023.

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As for gas arriving at the Cerri Complex for processing, a slight increase was recorded, accounted for by higher quantities from the Neuquina Basin, offset by the decrease in gas from the Austral Basin. In line with this, US$-denominated natural gas prices decreased by 7% vs. 2022.

Non-regulated segment: midstream

The midstream segment is not subject to ENARGAS regulation. In this segment, TGS provides services mainly including treatment, impurity separation and gas compression, gas extraction and transportation in fields, construction, inspection and maintenance of compression plants and gas pipelines, and steam generation services to produce electricity. This segment also includes revenues from telecommunication services provided through the subsidiary Telcosur.

This segment represented 20% of TGS’s total 2023 revenues, experiencing a 44% increase in real terms vs. 2022, mainly due to natural gas transportation and conditioning services at Vaca Muerta. These effects were partially offset by the impact of the restatement of inflation-adjusted revenues at the end of 2023, which evolution was higher than the AR$ devaluation.

The infrastructure for midstream services is supported by the gathering gas pipeline in the Vaca Muerta formation, with a transportation capacity of 60 million m3 per day and a treatment plant in Tratayén. In August 2023, TGS completed the 32-km expansion works in the northern section of the gathering pipeline, crossing the Los Toldos I Sur - El Trapial blocks, demanding an approximate US$60 million investment. Thus, by the end of 2023, the gathering pipeline will reach a total length of 182 km. During the first half of 2023, TGS completed the works for the installation of two modular gas conditioning plants using Joule-Thomson technology. Each plant has a 3.5 million m3 per day natural gas capacity, and a gasoline stabilizer tower was incorporated at the Tratayén plant. With a US$22 million investment, the current natural gas treatment capacity amounts to 14.8 million m3 per day.

In addition, TGS began works to install two conditioning plants, each with a capacity of 6.6 million m3 per day, which will require a total estimated US$320 million investment. The plants are expected to be operational in Q3 24. These projects will expand service capacity in the Vaca Muerta System, improving TGS’s return on investment and guaranteeing the evacuation of producers’ gas volumes. These modules are convertible to processing with low additional investment, scaling up the processing business in the Neuquina Basin.

Finally, regarding telecommunication services, in 2023, Telcosur signed new agreements that allowed for increasing sales capacity and strengthening TGS’s operations.

Enecor

Pampa holds a 70% interest in Enecor, an independent power transmission company, under a 95-year concession expiring in 2088. Enecor subcontracts the services of Transener, which operates and maintains 21 km of 132 kV double-triad lines from the Paso de la Patria transforming station in the Province of Corrientes.

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7.	Finance
7.1	Our stock performance

The following chart shows the price evolution on ByMA (per share and Pampa’s traded volume) from January 2014 to December 31, 2023:

The following chart shows the price evolution per ADS and Pampa’s traded volume on the NYSE from January 2014 to December 31, 2023:

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7.2	Financial debt

As of December 31, 2023, Pampa’s financial debt at the consolidated level under IFRS amounted to US$1,448 million, representing a US$165 million decrease vs. the closing of 2022. Net debt decreased to US$613 million, reflecting a 33% drop vs. the closing of 2022, mainly due to higher liquidity.

The total US$-denominated debt accounted for 88% of the Company’s gross debt. 79% of the total was denominated in US$, with an average 8.4% interest rate, primarily at a fixed rate, while the US$-MEP indebtedness rate was 5%. On the other hand, US$-link debt accounted for 7% of the gross debt with no coupon, and the average interest rate for AR$ debt was 95.7%. Pampa’s consolidated financial debt averaged 3.2 years.

The following chart shows the Restricted Group’s principal maturity profile, net of repurchases, in million US$ by the end of fiscal year 2023:

In 2023, Pampa significantly improved its maturity profile, mainly due to debt payment and redemption. Also, in 2023, Pampa was actively engaged in debt markets, issuing the following instruments:

CB	Denomination	Face value in million	Coupon	Maturity
Series 15[1]	AR$	18,263.7	Private Badlar +2%	Jul-24
Series 13[2]	US$-link	48.2	0%	Dec-27
Series 16	US$ MEP	55.7	4.99%	Nov-25
Series 17 (Green Bond)[3]	AR$	5,980.3	Private Badlar +2%	May-24
Series 18	US$ MEP	72.1	5%	Sep-25

Note: 1 Series 15 consisted of two issuances: AR$10,379 million (January 11) and AR$7,885 (March 6). 2 Series 13, initially issued in December 2022, was reopened. 3 Partially paid with AR$852 million from the first Green Bond (Series 8 CB). On February 5, 2024, all Series 17 CB were early redeemed.

The second Green Bond (Series 17 CB) was issued to finance PEPE VI’s expansion, supporting Pampa’s commitment to environmentally sustainable projects and the country’s energy matrix diversification. This instrument received the maximum Green Bond rating BV1 from Fix Ratings, an affiliate of Fitch Ratings, in alignment with the International Capital Market Association (ICMA)’s Green Bond Principles (GBP), and joined ByMA’s Social, Green and Sustainable Bonds, which promotes capital markets’ participation in the country’s sustainability.

On June 8, 2023, Pampa redeemed the outstanding 2023 CB, originally maturing on July 21, 2023, for US$92.9 million at a fixed 7.375% rate. Pampa also paid the first Series 8 Green Bond at maturity for AR$2,282 million and early redeemed Series 11 CB, originally maturing on January 15, 2024, for AR$21,654 million.

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In addition, in 2023, net import financing was taken for the equivalent of US$11 million, as well as short-term loans in the local market for AR$16,535 million. Borrowings for US$8 million were paid on the FINNVERA loan. Finally, in August 2023, Greenwind’s debt was deconsolidated following the swap with Total Austral S.A. (Argentine branch).

Regarding affiliates, in 2023, CTBSA issued the US$-linked Series 9 CB, maturing in April 2026, for US$50 million at a 0% nominal annual rate, early redeemed Series 1 CB for US$32 million and paid at maturity Series 7 CB for AR$1,753 million. Transener repaid loans at maturity for AR$333 million, and TGS took net financing for the equivalent of US$60 million.

After the closing of fiscal year 2023, it is worth highlighting the early redemption of Series 17 CB (Green Bond) issued by Pampa for AR$5,980 million and originally maturing on May 4, 2024, and the issuance of Series 19 CB for AR$17,131 million at a Private Badlar rate minus 1%, maturing on February 28, 2025. Moreover, Pampa took net import financing for US$1 million and paid net short-term bank debt for AR$100 million. CTBSA early redeemed Series 2 CB, originally maturing on June 4, 2024, for AR$31,760 million and took short-term bank debt for AR$31,786 million.

As of this Annual Report’s issuance date, the Company and its subsidiaries comply with the covenants established in their debt agreements.

Pampa Group’s credit rating

Company	Agency	Rating
		Global Scale	Local Scale
Pampa	S&P	b-[1]	na
	Moody’s	Caa3	na
	FitchRatings	B-	AA+ (long term) A1+ (short term)
TGS	S&P	CCC-	na
	Moody’s	Caa3	na
Transener	FitchRatings[2]	na	A+ (long term)
CTEB	FitchRatings[2]	na	A+

Note: 1 Stand-alone rating. 2 Local ratings issued by FIX SCR.

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8.	Human resources

From Pampa’s Human Resources team, we seek to contribute by adding value through proximity to operations and businesses. Guided by our values, we focus on enhancing talent attraction and development by promoting our culture, a positive work environment and 360° communication. We also strive for process efficiency and continuous improvement, relying on digitalization for a simpler and swifter employer experience.

8.1	Recruitment and selection

To cover vacant positions in our assets and corporate areas, we look for dynamic profiles reflecting our teamwork culture, as well as the search for excellence, adaptability, and commitment. In 2023, we continued communicating our searches through social networks, improving applicants’ flow and the employer brand to attract talent. We also prioritized internal development, covering 21% of total searches through internal staff movements.

Finally, in 2023, we performed the fourth edition of Pampa’s Young Talent, incorporating 15 young professionals into our businesses, including 5 women and 2 males who had been interns in the Pampa Foundation’s scholarship.

8.2	Internships

In 2023, we offered opportunities to students from different courses of study through our internship program, incorporating young profiles in different Company areas: Petrochemicals, E&P, Power Generation, Human Resources and Investor Relations. Out of 15 interns, 6 joined the Company to cover vacant positions.

8.3	Planning of human resources

Our human capital management processes, policies and practices are geared at developing individual and team talent to maximize organizational skills. We believe in leadership as the cornerstone to promote a collaborative work culture, with a constant search for opportunities and challenges to enhance businesses and achieve established goals.

In 2023, we held the annual meeting of human resources leaders from the Company’s assets to review the management strategy and define the year’s priorities.

8.4	Compensation

Our compensation policy is based on ensuring external competitiveness and maintaining in-house equality. We perform permanent monitoring with market surveys to adjust our compensation and wage structure for non-unionized employees.

8.5	Relations with unions

We are in permanent contact with unions from the different industry branches where we operate. Over time, we have succeeded in developing bonds based on permanent dialog, noted for respect and transparency, laying the foundation to build foreseeable and long-standing relationships, thus favoring the pursuit of common interests.

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During 2023, we conducted multiple labor negotiations accompanying inflation indexes to restore the purchasing power of salaries more frequently than in previous years and, consequently, for shorter periods. Labor negotiations with different unions representing our workers have been conducted at the company, regional, and/or activity levels through the different chambers.

Likewise, we actively participate in the business chambers associated with our activities and in negotiating committees. As for our subsidiaries, we have permanently monitored the evolution of relationships with unions and the development of wage and conventional negotiations.

8.6	Management of personnel

We continued seeking technological tools for process digitalization and optimization, prompt access to information and enhanced management control. In 2023, we implemented a platform to manage the staff incorporation process, thus standardizing work elements’ requests in case of employee registrations, transfers or terminations. In addition, all active employee files were digitalized, and payroll settlement was outsourced from January 2024.

8.7	Training and development

To support our teammates’ development, in 2023 we continued investing mainly in training through hybrid programs (on-site and/or virtual):

•	Training programs: virtual and on-site workshops on soft and technical skills, such as Data Storytelling, Storytelling, Personal Branding, From personal to digital transformation and Power BI, among others;
•	Leadership Development programs: they were redesigned, and formats, devices and contents were diversified. In 2023, we carried out 5 programs: Pampa’s Energy Leader Certification (ITBA), Leadership Induction, Exponential Leadership Immersion Program, Leadership Personal Branding and People-Centered Leadership;
•	We supported academic training in Master’s degrees and specializations, organized technical training courses in all businesses and corporate areas, and continued offering English language training, accompanying around 100 teammates;
•	Getting to Know our Businesses program: in 2023, we renewed the program, deepening our knowledge of each business and the Company’s financial perspective. More than 300 people participated; we visited our plants and continued renewing our business simulator;
•	We added new digital content to our Virtual Campus, such as the Project Management Program, Integrity Program, lectures on QHSE topics, etc.;
•	Internal development: in 2023, we had 107 internal staff movements, including promotions, lateral transfers and area changes, among others.

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8.8	Internal communications, working environment, well-being and culture

Pampa’s culture is based on an integrated, professional and agile model articulating diversity and integrating our values, practices and objectives. In 2023, we promoted proximity with our teammates through experience design, communication, well-being and recognition. The main initiatives conducted were the following:

•	Employee Value Proposition: We developed this brand-building guide to attract and retain talent based on people and attributes representing us. In this sense, we conducted a quantitative and qualitative study and market reputation research;
•	We expanded the vacation benefits to less senior employees to generate a more competitive proposal in the labor market. In addition, we have granted a monthly allowance for connectivity expenses to support remote work. We conducted a satisfaction, use and valuation survey on the benefits granted in 2022 and 2023;
•	We held a new edition of Pampa en Familia to integrate our teammates’ families into the Company, with more than 1,300 attendants and a 4.63/5 satisfaction level;
•	Plurales, a diversity and inclusion program: in 2023, we developed a plan to work on during 2024 with the axes of gender, hierarchies and generations. In addition, we worked on raising awareness on dates such as Women’s Day, Pride Day and Cultural Diversity Day. We also conducted a visit to the Holocaust Museum with Company teammates and their families;
•	Under the Un Aplauso Program, we have promoted recognition to our teammates for the fifth consecutive year, underscoring Pampa Attitudes;
•	#MODOPAMPA: an initiative enhancing integration and promoting inter-team relationships and the sense of belonging to the Company, such as after-office meetings, sports activities, meetings with family members and end-of-year parties; and
•	We continued organizing Teammates’ Meetings with Pampa’s CEO to discuss our businesses and challenges in a friendly environment, with 41 attendants in 4 events.

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9.	Community and Pampa Energía Foundation

Social investment is part of a strategic model for building relationships with our stakeholders, led jointly with the Pampa Foundation. With a solid commitment to society, we implement programs and actions geared at improving individuals’ quality of life, strengthening education and enhancing the capabilities of the institutions in the communities where we operate.

To support community development and set clear, measurable and assessable goals and interventions, we have framed our social investment strategy on three axes:

•	Education: an essential element for individuals’ growth and autonomy and a necessary condition to access professional and work training;
•	Employability: a driver for the effective development of individuals in the short term and communities in the medium and long term; and
•	Social inclusion: a trend enabling opportunities and resources for individuals to actively participate in social, environmental, cultural and economic activities in their communities.

We are committed to managing our businesses’ economic, social and environmental impacts. Through our social investment and our teammates’ volunteering actions, we intend to contribute to the SDG, especially SDG 4 (quality education), SDG 7 (affordable and clean energy), SDG 8 (decent work and economic growth) and SDG 12 (responsible consumption and production). We rely on the background and relevance of social organizations and public bodies; therefore, we have partnered with them to develop our social investment initiatives. SDG 17 (partnerships for the goals) crosscuts all our initiatives, using our complete knowledge towards an equitable and committed society.

In 2023, we received ACDE’s highest recognition for our Professionalizing Practices, which have benefited more than 2,000 young people since 2017. We were included in the ranking of Companies Committed to Youth 2023, conducted by the International Youth Organization for Ibero-America (Organismo Internacional de Juventud para Iberoamérica, OIJ) and the International Organization of Human Capital Managers (Organización Internacional de Directivos de Capital Humano, DCH). We were also recognized by CEADS in the Connecting Companies with the SDG program, aligned with SDG 4, 7, 12 and 17, and by the Ecumenical Social Forum with the Solidarity Entrepreneur distinction. The Ministry of Human Development and Habitat of the City of Buenos Aires awarded us the Social Impact seal for our contribution to the social economy, and the Provincial Department of Community Relations of Buenos Aires has recognized us as a Socially Committed Company.

9.1	Education and labor placement training

We believe education plays a key role in development and social and labor market inclusion, strengthening knowledge to expand horizons. Therefore, we seek equal opportunities for children and young people in vulnerable situations.

Accompaniment in educational paths

At Pampa, we support the completion of technical secondary education and ease teenagers’ transition into university and college in the Provinces of Neuquén, Salta, Mendoza, Buenos Aires and Santa Fe. Our scholarship grantees receive financial support, accompaniment, training and educational outings, and the possibility to explore formal work environments, providing them with a sharp vision of future career opportunities.

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In 2023, we accompanied 1,291 students, including 990 students in the last three years of technical secondary schools and 301 university and college students. As of December 2023, 296 high school and 35 university students from courses associated with our businesses, mainly engineering, had graduated from the program. Moreover, together with IAPG, we invited 24 university grantees and 627 technical school students to participate in the Argentina Oil & Gas (AOG) exhibition in Buenos Aires and get a close look at the oil and gas industry.

At Pampa, we believe that the students’ educational paths should be designed keeping their environment in mind. In 2023, we provided tools to 817 teachers and school authorities, who implemented their learnings with more than 20,000 students. Besides, we continued strengthening the Pampa Foundation’s Schools Network, with the participation of 17 technical schools and 146 educators. We held three teacher training events open to the public, where more than 310 people participated live in the ‘Expansive Wave’ dialogs facilitated by education leaders such as Lila Pinto and Rebeca Anijovich, among other distinguished speakers.

In 2023, we provided tools to 817 teachers and school authorities, who implemented their learnings with more than 20,000 students. We conducted three editions of ‘Energy Researchers’ in Neuquén and Salta and 2 masterclasses in Mendoza; this initiative seeks to develop the scientific spirit. We offered 6 courses on energy efficiency, green hydrogen and renewable energies to 124 teachers from 34 technical schools in Mendoza, Buenos Aires and Neuquén. In collaboration with the National Technological University (UTN) Buenos Aires, we conducted ‘Rocket to the Moon,’ a training course that provides tools for teaching science, technology, engineering and mathematics (known as STEM) with the participation of 16 teachers and 95 students from 4 technical schools in our Network.

As part of our commitment to improving educational institutions, we contributed AR$83 million to equip and refurbish schools, universities and training centers of the communities where we operate.

Labor placement training

At Pampa, we conduct professionalizing practices, first-job workshops and training spaces for secondary, college and university students. Their goal is to consolidate, integrate, and expand knowledge and capabilities that match the students’ training profile, thus promoting their employability. In 2023, we offered different experiences to more than 1,400 young students.

Thanks to internal internships and partnerships with other entities, we continued fostering more than 500 professionalizing practices for students in the last years of technical schools. We developed the program in all of Pampa’s assets for 181 students from 19 technical schools, totaling 18,905 theoretical and practical training hours. We also allied with Siemens Foundation, Plaquipi and 500RPM to bring professionalizing practices in renewable energy to more than 250 students. At the Pampa Building, we conducted World of Work Approach Activities for 52 high-school students who performed an average of 50 hours of practice and training in the Company.

Together with the Neuquén’s Ministry of Government and Education and in partnership with other companies, we have organized employability workshops for the second consecutive year. More than 500 5th and 6th-year students at secondary technical schools in the City of Neuquén, Plottier and Centenario have attended these workshops. We held the Employability Meeting with the AcercaRSE group for 318 students from technical schools in Zárate, Campana and Lima. We also offered a resumé preparation and employability workshop for 94 students in Marcos Paz. Finally, at the university and college levels, we facilitated 200-hour supervised professional practices and internships for 6 scholarship grantees from universities and colleges in Salta.

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9.2	Local assessment and development of community impact projects

Strategic alliances for community development

We understand that Pampa’s relationship with its stakeholders comprises all aspects of our business. That is why, in 2023, we continued implementing 29 action plans, launched in 2022, geared toward the community, suppliers and local governments. We also conducted seven workshops with more than 60 leaders. At the national level, we participated in working groups and contributed funds to 10 alliances for sustainable development. The programs developed in 2023 are highlighted below.

Sustainable energy

As an energy-sector company, we develop social projects facilitating access to energy through renewable sources and energy efficiency optimization.

In the Province of Salta, we have been working with Fundación Solar Inti since 2017 in the self-construction of eco-stoves to develop autonomy and entrepreneurship among women from the Guaraní Aboriginal community of Piriquenda. In 2023, we monitored and maintained the 50 kitchens and stoves delivered in 2017 and added 10 new beneficiaries, expanding the social, environmental and economic impact to more than 300 people.

We also developed the Energy Efficiency program for 465 teachers and students from Buenos Aires and Neuquén technical schools. The participants received a certification as energy management technical assistants, expanding their professional placement possibilities. In 2023, thanks to the implementation of 27 projects, 63% annual energy savings were achieved at homes, avoiding the emission of 322 ton of CO2e per year. In schools, 10 experimental boards were delivered, and 159 energy efficiency actions were carried out.

In Coronel Rosales, we performed the maintenance of two devices installed in rural schools together with 22 students and 4 teachers from schools in Bahía Blanca and Monte Hermoso with an orientation on renewable energies. Also, together with teachers, students and volunteers, we maintained the wind turbine at Primary School No. 4 of Paraje La Colorada, Marcos Paz.

Skills training and support to productive undertakings

We continue fostering productive activities development and employment creation through courses on job skills for profiles associated with our business or in demand in the community and support effective undertakings generating social and/or environmental benefits.

In Buenos Aires, 100 persons from Bahía Blanca and Ingeniero White graduated from the 6 courses of the ‘Good Job’ program, aimed at improving employability for people out of work or without a formal occupation, mostly aged 18-45. In Neuquén, 24 people completed the auxiliary trade course on gas conditioning plants developed together with UTN Neuquén.

We completed the ‘Programming Inclusion’ course with the Formar Foundation and Digital House, with 25 young graduates as full-stack web programming specialists, improving their job prospects in a highly demanded area.

Moreover, we granted scholarships to 6 Baccigalupo Foundation students so that they may graduate as sports assistants, contributing to labor placement for people with disabilities. Since 2016, we have granted scholarships to 34 students. Moreover, we continued providing supplies to the Accervil Protected Workshop, where 40 workers with motor disabilities manufacture assorted products.

Besides, we continued with the ‘Responsible Inclusive Purchases’ program as part of the Company’s procurement procedure, providing equal opportunities to suppliers integrating social development variables into their local value chain. In 2023, we consolidated the program with internal areas of the Company and made 100 purchases from 38 social suppliers. We held 10 on-site and 10 virtual fairs in Salta, Mendoza, Santa Fe, Neuquén and Buenos Aires, involving 32 social undertakings.

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Enhancement of local organizations

We assist in improving organizations’ institutional management by contributing and supporting projects.

In Salta, in partnership with Pata Pila, we conducted a baking course for 18 women and supported the Guaraní community of Piquirenda Viejo. Since 2021, we have been accompanying the community, strengthening the women’s network through workshops about a healthy community, gender perspective and rights, childhood, adolescence and families.

We are also founding partners of the Public-Private Lab. This initiative seeks to expedite collaboration between governments, the private sector and civil society to transform them into allies for development. The lab is currently developed in 13 cities, involving more than 184 players. Besides, in the City of Buenos Aires, we continued supporting the Social Economy Development Fund (Fondo de Desarrollo de Economía Social, FONDES) to boost private-sector investment toward financing productive units in low-income neighborhoods, social economy enterprises and cooperatives.

9.3	Pampa’s volunteering program

At Pampa, we are convinced that our teammates are our main asset and are responsible for creating shared value in and with the communities where we operate our assets. We currently have 10 active Volunteering Committees with 138 people. Committee members in each asset meet periodically to define activities and action plans in coordination with local strategic partners. In 2023, we provided training to 101 volunteers together with Creer Hacer, addressing topics such as leadership from a social service standpoint and new tools for designing community projects to strengthen and professionalize their roles. We fostered 30 actions with the participation of 1,870 volunteers who devoted more than 13,000 hours to humanitarian activities.

Professional volunteering

We encourage employees’ involvement and participation in activities, putting their specific skills and expertise into action to support causes, projects and organizations needing them through counseling, technical talks and technical-professional knowledge.

We continued our ‘Open Doors’ program, seeking to contribute to students’ training through knowledge of our production processes and facilities. In 2023, we conducted 49 visits to 9 assets for more than 1,200 students and teachers in Buenos Aires, Mendoza, Salta, Santa Fe and Neuquén. Besides, we performed three 360° virtual visits to the Bahía Blanca wind farms for more than 180 students and teachers.

Within the framework of the Activities introducing students to the world of work (ACAP), 44 volunteers from Pampa Building’s IT, health, social responsibility, general services and digital communication areas shared their knowledge and experience with 79 students, and 154 people shared their experience in the secondary and university practices conducted in our assets. Moreover, thanks to the coordination with the Renaciendo Civil Association from Zárate, we developed social and labor reintegration practices with 14 young participants.

In the Petrochemical Complex, we continued with Productive Chain visits, a program targeted at 7th-grade students to promote the recognition of regional productive sectors. We conducted 4 visits, during which volunteers received 82 students from 3 schools in the area.

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Annual campaigns

In 2023, we performed 6 editions of the Blood Donation Drive in the City of Buenos Aires, Bahía Blanca, Salta and Neuquén, in partnership with local organizations encouraging voluntary blood donation, reaching 143 actual donations, with an impact on up to 572 lives.

Besides, we conducted ‘A Sound Beginning,’ a school supplies and toy drive for 520 children and youngsters. In the winter, we carried out again ‘Together Against Cold Weather’ in Salta, Neuquén, Buenos Aires, Santa Fe and Mendoza, where we held cooking workshops, made polar blankets and collected donations, benefiting 12 organizations that support 409 people in vulnerable situations.

We also celebrated Children’s Month by driving a recreational proposal for more than 200 children from Piedra del Águila and Paraje Naupa Huen, Neuquén. Our volunteers shared an afternoon with children from Casa de Abrigo in Zárate, painting flowerpots made by the Renaciendo Civil Association.

Finally, Pampa’s assets joined the annual Solidarity Christmas Eve campaign. In November and December, 367 teammates prepared 1,300 bags of food and gifts for families from more than 35 organizations in the communities where we operate.

Sessions and projects with a social and community impact

In General Güemes, we continued promoting awareness and training on autism spectrum disorders jointly with the Pedacito de Cielo Foundation. We performed 3 workshops together with volunteers and a subject-matter expert.

In 2023, a group of 8 knitters at the Pampa Building supported with their production three institutions assisting vulnerable children. The 144 knitted items (caps, jackets, blankets, etc.) were delivered to the Our Lady of Lourdes Home, the Donde Quiero Estar Foundation and the Oscar Alende Maternity and Children’s Hospital.

In addition, we accompanied the Sports and Values School in Bahía Blanca, which promotes inclusion through soccer and basketball practices, and we shared 2 sessions with the participation of 46 young people and adults with disabilities. Accompanying Christmas celebrations, together with Impulsa San Lorenzo of Santa Fe, we carried out a baking workshop that benefited more than 20 people from 2 homes.

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10.	Information technology

In 2023, we focused on Cybersecurity, carrying out awareness programs and informative activities, such as Cybersecurity Week. We also incorporated it into the QHSE area’s Risk Management Matrix (RMM), strengthening a comprehensive approach to cybersecurity in all projects to manage associated risks. We worked closely with the power generation business to develop an evolved disaster recovery plan for the plant environments. We achieved greater IT/OT synergy and improved on-site information’s integrated security.

We executed the blueprint for SAP S4/HANA Implementation. We performed a detailed analysis of the affected management processes and the necessary technological assessment, constituting the kick-off for migration in 2024. Expected benefits include simplification of processes and the application map, reduction of maintenance costs, improved user experience, and the basis to implement innovative solutions enabling the evolution of the working methodology throughout the company.

Regarding corporate areas, we implemented solutions for the Procurement and Corporate Services department, streamlining the evaluation of services and providing valuable information for future contracts. We also digitalized the fleet and real estate management processes. For the accounting area, we worked on solutions for FS to optimize quarterly and annual closing times. In Human Resources, we implemented the teammate onboarding application, file digitalization, and the payroll outsourcing project. Finally, we installed and configured the Salesforce solution for the Pampa Energía Foundation’s projects and internship management.

We implemented the Crude Oil Management System in the E&P business to facilitate more efficient integration of oil and gas commercialization activities. We optimized the Production Management System to streamline decision-making and improve the management of data audits and required legal aspects. We developed a real-time vehicle fleet monitoring solution using the fields’ georeferenced information. We improved the Drilling and Completion software for operational decision-making, enabling a thorough control of critical variables. We also strengthened asset integrity by strategically installing cameras, domes and access systems at El Mangrullo, ensuring effective operations and security monitoring.

We developed the Excellence Model for Digital Transformation Management in the Power Generation business, showcasing benefits and achievements at the National Quality Award. We continued collaborating for the Digital Development Center, ensuring the alignment and execution of prioritized initiatives with business challenges. We have evolved predictive models to identify malfunctions or possible machinery failures. We developed a new efficiency deviation monitoring model for CTGEBA’s combined cycles and a Control Loop Monitoring solution in CTEB, increasing the efficiency and reliability of the plant’s ecosystem. Finally, we implemented a man-down detection solution, enabling rapid assistance in case of incidents.

In the Petrochemicals business, we focused on maintaining reliability levels and goals. We updated PGSM’s variable historian and implemented a new rheometer measurement system at the laboratory. We incorporated bar-coding technologies into our products to improve traceability, increase operational efficiency and guarantee superior performance standards.

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11.	Quality, health, safety and environment

At Pampa, we are committed to developing our businesses with the highest quality, safety, environmental and labor health standards for personal welfare, environmental care and energy efficiency. We want to meet current needs without compromising future generations, pursuing sustainable development.

At the end of 2021, we evolved our QHSE Policy toward a new Integrated Management Policy, reinforcing the commitments to the health, well-being and safety of individuals, the environment and our stakeholders. Its scope incorporates the efficient use of energy and natural resources, the reliability and integrity of our facilities and operations, and our assets’ management optimization. The new policy reaffirms that integrated management is an essential part of our operations and includes ten management principles that guide its simple and agile implementation.

In 2023, Pampa continued moving forward with management programs in all its operations, training the staff under integrated management and strengthening Pampa’s culture in QHSE aspects.

11.1	Management quality

We further our management quality using ISO standards and the Argentine National Quality Prize model, seeking continuous improvement. We apply methodologies such as the operational Risk Management Matrix (RMM), the QHSE performance cycle, certified management systems administration and daily management quality.

We apply the RMM to reduce the risks inherent in our operations. In 2023, we conducted the 2nd RMM cycle, assessing all our assets. After implementing the improvement plans resulting from the 1st assessment in 2020, we included new risks in this cycle, with more integrated and demanding criteria, achieving a 5% reduction in major risk detection. In the digital area, we obtained the National Quality Award in digital transformation management at our Power Generation business, a valuable recognition of leadership, management, and results in this field.

We achieved several of the QHSE goals set in 2023. We maintained ISO 9001 (Quality Management), 14001 (Environmental Management) and 45001 (Occupational Health and Safety) certifications in all businesses and ISO 55001 (Asset Management) in all power plants, and expanded ISO 50001 certification to CTPP, CPB and CTIW. In addition, we continued implementing improvements in QHSE applications, such as the Preventive Behavioral Observations and the Findings and Improvements system. We offered QHSE training courses via the Company’s digital training platform.

Finally, since 2013, outstanding improvement practices at Pampa have been selected to participate in the annual national meeting of the Argentine Society for Continuous Improvement (Sociedad Argentina Pro-Mejoramiento Continuo, SAMECO) to share our experiences and knowledge. In the 2023 28th annual meeting, we presented the work ‘DAP (Process Anomaly Detection) system implementation’ from CTGEBA.

11.2	Health and safety

In 2023, we continued developing initiatives to improve safety management and performance. We reinforced research training and improved applications such as SIHAM (Integrated Findings and Improvements System, used for preliminary anomaly reporting) and QHSE Alerts (for communicating lessons learned during accident investigation, turning them into preventive measures).

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Besides, new strategic initiatives were continued and developed:

•	Field control: methodology to verify different QHSE preventive practices (golden rules, environmental principles, facilities conditions, operational, legal compliance, etc.) by asset leaders and their reports, supplemented with preventive behavioral observations;
•	Services procurement management: in line with the Integrated Management Policy, QHSE requirements for service procurement and performance and contractor evaluation are reviewed, ensuring that they are compatible with the Company’s standards;
•	Process risk management: procedural training for engineering and QHSE professionals in all Pampa’s operating processes, classifying process incidents, management through indicators, alarm management and business continuity plan;
•	Preventive management program and visible leadership in QHSE, aiming to build an organic plan for Pampa seeking to make QHSE part of the day-to-day business. Leaders are empowered, appropriate behaviors are promoted, and a ‘natural’ maturity is achieved under 3 axes: leadership, communication and participation, and learning; and
•	In 2023, we worked on a tool to manage work permits digitally, a project that will be implemented in 2024.

In industrial hygiene, we improved the chemical, physical and ergonomic risk maps submitted to the new ART. Besides, we continued with the Carcinogenic Substances and Compounds Surveillance System established by the Superintendence of Labor Risks.

11.3	Environment

At Pampa, we pursue sustainable development in line with the Principles of the United Nations Global Compact and have been signatories since 2019. We are committed to protecting the environment and endeavor to rationalize natural resources in each project by applying proper and economically viable technologies.

In 2023, we implemented the corporate Environmental Principles standard, reinforcing its application and dissemination through digital forms facilitating field observations. These forms are aligned with SDG 4, 6, 7, 8, 9, 12, 13 and 17. Moreover, we have participated in ‘Connecting Companies with the SDG’ for the fourth consecutive year. This program, organized by CEADS and EY Argentina, focuses on consolidating the role of companies in the 2030 Agenda. The most prominent initiatives we presented have contributed mainly to SDG 4: ‘Quality education’ and SDG 7: ‘Ensuring access to affordable, reliable, sustainable and modern energy,’ evidencing Pampa’s commitment to sustainable development.

Regarding our emissions and energy inventory, in 2023, we achieved external verification and worked on identifying actions and projects to reduce our footprint, such as the study to reduce CO2 emissions in venting and carbon capture in our fields. At PGSM, we continued the leak detection practice using infrared cameras, allowing quick scanning, maintenance action, and work environment optimization. We also collected travel information from our employees to begin calculating Scope 3 emissions. In 2023, we implemented the Eco Seals program at the Pampa Building. In 2024, we will attend the final audit conducted by the Government of the City of Buenos Aires’ Environmental Protection Agency. We have conducted training and updating sessions on climate change jointly with CIQYP: ‘The chemical industry and climate change in Argentina’ and ‘Sustainability in the petrochemicals business: climate change and carbon footprint,’ with more than 50 participants.

To improve water resource management, in 2023, we conducted a risk assessment in each of our operating sites.

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In addition, in 2023, we participated in ECOVADIS, obtaining a silver medal for our performance, and received outstanding scores in CDP’s climate change and water security surveys.

11.4	Response to emergency

At Pampa, we adopt preventive measures and prepare to respond promptly and effectively to emergencies. We perform periodic drills to promote established practices and incorporate improvements into the integrated management system.

In 2023, we completed an analysis to align all sites to the corporate contingency management standard. We also developed and published the corporate standard for rope rescue and operations.

Moreover, we completed the fire protection systems’ survey, ensuring their correct operation and response capacity. We implemented the Incidents Command System through theoretical and practical training and collaborated with local organizations in relationship-building and training activities.

11.5	Labor health

At Pampa, we have a team of nurses, doctors, and nutritionists to prevent factors that affect health and safety at work and contribute to a healthy work environment (SDG 3).

During annual medical check-ups, we identify specific needs and design health programs according to the risk groups surveyed. We continued with the Policy on Alcohol, Drugs and Psychoactive Substances with a focus on safety through training and preventive health check-ups. In addition, more than 8,400 alcohol and psychoactive substances tests were performed.

We also continued offering training in Cardiopulmonary Resuscitation, first aid, physical activity and vaccination campaigns. We went on with the Cardioprotection program per international standards, being recertified as a Cardiac Protected Company. Moreover, talks on addictions, smoking cessation, depression, stress management, skin cancer prevention, childcare, healthy eating and heart care were organized with professionals. We carried out vaccination campaigns, nutrition proposals and bromatological audits.

Together with the Human Resources team, we reinforced SUMA Bienestar, a program centered on the teammates’ personal life and physical, emotional, labor and financial wellness. In collaboration with the Wellness Latina Group, we maintained the Employee Assistance Program for confidential professional counseling.

Pampa is a blood-donation-friendly company; therefore, together with the Pampa Foundation, it continued promoting on-site employee voluntary blood drives in 2023. In addition, we have a breastfeeding space at the Pampa Building.

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12.	The fiscal year’s results

Pampa, Argentina’s leading independent and energy-integrated company, focuses its business on the country’s electricity and gas value chains.

Through its activities, subsidiaries and stakes in joint businesses and associates, and based on the business nature, customer portfolio and risks involved, we have identified the following business segments:

•	Power generation, mainly consisting of the Company’s direct and indirect interests in CTBSA, HINISA, HIDISA, TMB, TJSM and its power generation activities through the power plants CTG, CPB, CTP, CTLL, CTGEBA, CTPP, CTIW and EcoEnergía, the wind farms PEPE II, PEPE III, PEPE IV and VAR, and the HPPL dam;
•	Oil and gas, mainly consisting of the Company’s interests in oil and gas blocks, as well as stakes in CISA and Oldelval;
•	Petrochemicals, comprising styrene and the catalytic reformer unit’s own operations, developed in plants in Argentina; and
•	Holding and others, mainly consisting of financial investment transactions, holding activities, and interests in joint businesses CITELEC (Compañía Inversora en Transmisión Eléctrica Citelec S.A. in Spanish) and CIESA (Compañía de Inversiones de Energía S.A. in Spanish) and their respective subsidiaries holding the concession over the high voltage electricity transmission nationwide and gas transportation in the south of the country, respectively, as well as the Company’s stakes in OCP and Enecor.

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12.1	Consolidated income statement by segment in the fiscal year 2023 (US$ million)
Consolidated profit and loss information	Generation	Oil and gas	Petro- chemicals	Holding and others	Eliminations	Consolidated
(as of December 31, 2023)
Sales revenue	648	563	507	14	-	1,732
Local market sales	648	402	359	14	-	1,423
Foreign market sales	-	161	148	-	-	309
Intersegment sales	-	103	-	-	(103)	-
Cost of sales	(354)	(412)	(444)	-	103	(1,107)

Gross profit	294	254	63	14	-	625

Selling expenses	(2)	(49)	(15)	-	-	(66)
Administrative expenses	(50)	(74)	(6)	(55)	-	(185)
Exploration expenses	-	(7)	-	-	-	(7)
Other operating income	75	86	13	3	-	177
Other operating expenses	(27)	(32)	(7)	(22)	-	(88)
Impairment of PPE, intangible assets & inventories	-	(38)	(3)	2	-	(39)
Impairment of financial assets	-	-	-	-	-	-
Income from the sale of associates	-	-	-	9	-	9
Results for participation in joint businesses and associates	(18)	-	-	16	-	(2)
Operating income	272	140	45	(33)	-	424

Financial income	2	2	-	7	(6)	5
Financial expenses	(119)	(203)	(3)	(45)	6	(364)
Other financial results	280	(15)	15	278	-	558
Financial results, net	163	(216)	12	240	-	199

Profit before income tax	435	(76)	57	207	-	623

Income tax	(225)	29	(27)	(95)	-	(318)

Profit of the fiscal year	210	(47)	30	112	-	305

Attributable to:
Owners of the Company	207	(47)	30	112	-	302
Non-controlling interests	3	-	-	-	-	3

Consolidated statement of financial position	Generation	Oil and gas	Petro- chemicals	Holding and others	Eliminations	Consolidated
(as of December 31, 2023)
Total assets	2,684	1,396	157	631	(146)	4,722
Total liabilities	729	1,213	137	376	(146)	2,309

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12.2	Consolidated income statement by segment in the fiscal year 2022 (US$ million)
Consolidated profit and loss information	Generation	Oil and gas	Petro- chemicals	Holding and others	Eliminations	Consolidated
(as of December 31, 2022)
Sales revenue	663	529	617	20	-	1,829
Local market sales	663	370	425	20	-	1,478
Foreign market sales	-	159	192	-	-	351
Intersegment sales	-	117	-	-	(117)	-
Cost of sales	(370)	(350)	(536)	-	117	(1,139)

Gross profit	293	296	81	20	-	690

Selling expenses	(3)	(45)	(17)	-	-	(65)
Administrative expenses	(39)	(60)	(5)	(38)	-	(142)
Exploration expenses	-	-	-	-	-	-
Other operating income	25	61	1	44	-	131
Other operating expenses	(5)	(26)	(6)	(9)	-	(46)
Impairment of PPE, intangible assets & inventories	-	(30)	(2)	(6)	-	(38)
Impairment of financial assets	-	(2)	-	(2)	-	(4)
Results for participation in joint businesses and associates	65	-	-	40	-	105

Operating income	336	194	52	49	-	631

Financial income	1	2	-	9	(7)	5
Financial expenses	(82)	(107)	(3)	(36)	7	(221)
Other financial results	72	(28)	6	116	-	166
Financial results, net	(9)	(133)	3	89	-	(50)

Profit before income tax	327	61	55	138	-	581

Income tax	(73)	(16)	(15)	(20)	-	(124)

Proft of the fiscal year	254	45	40	118	-	457

Attributable to:
Owners of the Company	253	45	40	118	-	456
Non-controlling interests	1	-	-	-	-	1

Consolidated statement of financial position	Generation	Oil and gas	Petro- chemicals	Holding and others	Eliminations	Consolidated
(as of December 31, 2022)
Total assets	2,464	1,234	177	1,029	(162)	4,742
Total liabilities	979	1,248	147	245	(161)	2,458

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12.3	Income statement analysis for the fiscal year ended December 31, 2023, compared to the fiscal year ended December 31, 2022

Consolidated net sales revenues of US$1,732 in the fiscal year ended December 31, 2023, 5% lower than US$1,829 million in fiscal year 2022. The following decreases were recorded: 2% in power generation (US$15 million), 18% in petrochemicals (US$110 million) and 30% in holding and others (US$6 million), partially offset by higher oil and gas revenues (US$20 million) and lower intersegment eliminations (US$14 million).

Consolidated cost of sales of US$1,107 million for the fiscal year ended December 31, 2023, 3% lower than US$1,139 million for the fiscal year 2022. The following decreases were recorded: 4% in power generation (US$16 million), 17% in petrochemicals (US$92 million), and lower intersegment eliminations for US$14 million, partially offset by 18% increases in oil and gas (US$62 million).

Consolidated gross income of US$625 million for the fiscal year ended December 31, 2023, 9% lower than US$690 million recorded in fiscal year 2022. The following decreases were recorded: 14% in oil and gas (US$42 million), 22% in petrochemicals (US$18 million) and 30% in holding and others (US$6 million), partially offset by a slight US$1 million increase in power generation.

Consolidated operating profit of US$424 million for the fiscal year ended December 31, 2023, 33% lower compared to US$631 million for the fiscal year 2022. The following decreases were recorded: 19% in power generation (US$64 million), 28% in oil and gas (US$54 million), 13% in petrochemicals (US$7 million) and US$82 million in holding and others.

Net financial results represented a profit of US$199 million for the fiscal year ended December 31, 2023, against US$50 million losses in the fiscal year 2022, mainly explained by higher profits of US$172 million in power generation, US$9 million in petrochemicals and US$151 million in holding and others, partially offset by higher net losses for US$83 million in oil and gas.

Consolidated profit of US$305 million for the fiscal year ended December 31, 2023, US$302 million of which are attributable to the Company’s shareholders, 34% lower than the US$456 million consolidated profit attributable to the Company’s shareholders in fiscal year 2022, explained by reported reductions in oil and gas (US$92 million) and lower profits of 18% in power generation (US$46 million), 25% in petrochemicals (US$10 million), and 5% in holding and others (US$6 million).

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Power generation segment

Power generation segment, consolidated Figures in US$ million	Fiscal year
	2023	2022	∆%
Sales revenue	648	663	-2%
Local market sales	648	663	-2%
Cost of sales	(354)	(370)	-4%

Gross profit	294	293	+0%

Selling expenses	(2)	(3)	-33%
Administrative expenses	(50)	(39)	+28%
Other operating income	75	25	+200%
Other operating expenses	(27)	(5)	NA
Results for participation in joint businesses	(18)	65	NA

Operating income	272	336	-19%

Finance income	2	1	+100%
Finance costs	(119)	(82)	+45%
Other financial results	280	72	+289%
Financial results, net	163	(9)	NA

Profit before tax	435	327	+33%

Income tax	(225)	(73)	+208%

Net income for the period	210	254	-17%
Attributable to owners of the Company	207	253	-18%
Attributable to non-controlling interests	3	1	+200%

Sales from the power generation segment decreased by 2%, to US$648 million, in the fiscal year ended December 31, 2023, against US$663 million in the fiscal year ended December 31, 2022. This variation is mainly explained by (i) the devaluation of AR$-denominated spot energy prices, (ii) lower volumes and prices sold under Energía Plus, (iii) lower revenues from recognition of own fuel due to moderate temperatures and the favorable hydro and nuclear supply, which impacted on the thermal dispatch decrease; and (iv) certain unavailability, mainly resulting from an incident in CTLL’s GT05 and programmed overhauls. These effects were partially offset by the acquisition of VAR and the commissioning of PEPE IV.

During the fiscal year ended December 31, 2023, power generation experienced a 15% increase (+2,668 GWh) against the fiscal year ended December 31, 2022, explained by a higher dispatch at CTEB resulting from the closing to combined cycle13, hydro generation resulting from the increase in water inputs, and wind generation associated with VAR’s acquisition and PEPE IV’s commissioning. These effects were partially offset by a lower thermal units’ dispatch by CAMMESA.

13 Under IFRS, CTEB is an affiliate not consolidated into Pampa’s FS.

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The following table shows the net generation for power generation plants:

	For the fiscal year ended December 31,
	2023		2022
In GWh	Net generation	Total sales	Net generation	Total sales
Hydroelectric
HINISA	543	543	428	428
HIDISA	361	361	303	303
HPPL	1,060	1,060	707	707
Wind
PEMC[1]	193	193	391	391
PEPE II	209	213	231	256
PEPE III	204	217	249	249
PEPE IV	274	274	0	0
PEPE V	326	326	17	-
Thermal
CTLL	4,512	4,470	5,103	5,103
CTG	225	547	225	469
CTP	75	75	52	52
CPB	606	606	1,209	1,209
CTPP	274	274	321	321
CTIW	265	265	308	308
CTGEBA	7,548	8,224	7,746	8,571
EcoEnergía	68	146	73	152
CTEB[2]	4,236	4,236	948	948
Total	20,979	22,029	18,311	19,468

Note: 1 PEMC has been consolidated into Pampa since August 12, 2022. 2 Operated by Pampa (50% of equity stake).

Cost of sales decreased by 4%, to US$354 million, in the fiscal year ended December 31, 2023, compared to US$370 million in the fiscal year ended December 31, 2022, mainly due to lower gas and energy consumption to cover contracts as a result of the lower thermal demand mentioned above, in addition to lower repair and maintenance expenses, offset by higher depreciation and labor costs.

Gross income from the power generation segment did not experience significant variations, recording a profit of US$294 million for the fiscal year ended December 31, 2023, against a profit of US$293 million for the fiscal year ended December 31, 2022. Moreover, in the fiscal year ended December 31, 2023, the gross margin on sales increased to 45%, compared to 44% recorded in the fiscal year ended December 31, 2022.

Power generation selling expenses decreased by 33%, disclosing US$2 million for the fiscal year ended December 31, 2023, against US$3 million for the fiscal year ended December 31, 2022.

Administrative expenses from the power generation segment increased by 28%, to US$50 million, for the fiscal year ended December 31, 2023, against US$39 million for the fiscal year ended December 31, 2022, mainly due to higher labor costs, which were higher than the AR$ devaluation and, to a lower extent, a slight increase in fees and compensation for services.

Other net operating income and expenses from the power generation segment increased by 140%, to US$48 million profits for the fiscal year ended December 31, 2023, compared to US$20 million profit for the fiscal year ended December 31, 2022, mainly due to higher commercial interest as a result of delayed collections from CAMMESA.

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The power generation segment results from the participation in joint businesses recorded US$18 million losses in the fiscal year ended December 31, 2023, a US$83 million drop compared to US$65 million profits in the fiscal year ended December 31, 2022. This variation is mainly explained by lower results at CTEB during 2023 since the US$-denominated differential remuneration for CTEB’s CCGT could not offset financial losses and the higher income tax charge. Besides, in 2022, a US$23 million profit was recorded due to the acquisition of the additional 50% stake in Greenwind, reflecting the fair value of 50% of the previous stake.

Power generation operating income decreased by 19%, recording a US$272 million profit in the fiscal year ended December 31, 2023, compared to a US$336 million profit in the fiscal year ended December 31, 2022, mainly due to the loss generated by CTEB’s equity income, the profit recorded in 2022 for the acquisition of the additional 50% stake in Greenwind, and lower spot energy and recognized gas income. These effects were partially offset by higher commercial interest from delayed collections from CAMMESA, at an average rate and collection term of 62% and 69 days for 2022 and 113% and 83 days for 2023, respectively. The operating margin on sales for the fiscal year ended December 31, 2023, decreased to 42%, against 51% in the fiscal year ended December 31, 2022.

Power generation net financial results recorded a US$163 million profit for the fiscal year ended December 31, 2023, compared to a US$9 million loss for the fiscal year ended December 31, 2022, mainly due to higher profits from changes in the fair value of financial instruments, partially offset by higher financial interest on AR$-denominated debt and net FX losses resulting from the business’ active AR$ monetary position.

The power generation segment recorded an income tax charge of US$225 million for the fiscal year ended December 31, 2023, compared to US$73 million for the fiscal year ended December 31, 2022.

Power generation activities recorded a net profit of US$210 million for the fiscal year ended December 31, 2023, of which US$207 million are attributable to the Company’s shareholders, compared to US$254 million profits for the fiscal year ended December 31, 2022, of which US$253 million corresponded to the Company’s shareholders.

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Oil and gas segment

Oil & gas segment, consolidated Figures in US$ million	Fiscal year
	2023	2022	∆%
Sales revenue	666	646	+3%
Local market sales	505	487	+4%
Foreign market sales	161	159	+1%
Cost of sales	(412)	(350)	+18%

Gross profit	254	296	-14%

Selling expenses	(49)	(45)	+9%
Administrative expenses	(74)	(60)	+23%
Exploration expenses	(7)	-	NA
Other operating income	86	61	+41%
Other operating expenses	(32)	(26)	+23%
Impairment of PPE and inventories	(38)	(30)	+27%
Impairment of financial assets	-	(2)	-100%

Operating income	140	194	-28%

Finance income	2	2	-
Finance costs	(203)	(107)	+90%
Other financial results	(15)	(28)	-46%
Financial results, net	(216)	(133)	+62%

Profit before tax	(76)	61	NA

Income tax	29	(16)	NA

Net income for the period	(47)	45	NA

Sales from the oil and gas segment reached US$666 million in the fiscal year ended December 31, 2023, representing a 3% increase compared to US$646 million in the fiscal year ended December 31, 2022. This variation is mainly explained by higher volumes delivered under Plan Gas.Ar due to the entry into effect of round 4.2 associated with the commissioning of the new GPNK and better gas prices for exports and local industries, offset by lower oil export prices and production volumes.

The average sales price for natural gas, including subsidies, was US$4.2/MBTU for the fiscal years ended December 31, 2023 and 2022. The average sales price for oil was US$66.2/bbl for the fiscal year ended December 31, 2023, 5% lower than US$69.6/bbl for the fiscal year ended December 31, 2022, mainly explained by the fall in international reference prices.

The following table shows the oil and gas segment’s production and sold volume:

	For the fiscal year ended December 31,
	2023	2022
Production
Oil (k bbl/day)	4.8	5.3
Gas (k m3/day)	10,296	9,811
Total (k boe/day)	65.4	63.1

Sales
Oil (k bbl/day)	5.0	5.3
Gas (k m3/day)	10,274	9,842
Total (k boe/day)	65.5	63.3

Note: Production in Argentina.

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Cost of sales from the oil and gas segment increased by 18%, to US$412 million, for the fiscal year ended December 31, 2023, against US$350 million for the fiscal year ended December 31, 2022, mainly due to higher PPE depreciation resulting from the substantial investment in the gas-operated areas, added to higher contractor labor and gas transportation and maintenance costs associated with increased gas production.

Gross income from the oil and gas segment decreased by 14%, recording profits of US$254 million for the fiscal year ended December 31, 2023, compared to US$296 million for the fiscal year ended December 31, 2022. This variation is explained by lower oil sales and higher contractor, maintenance, depreciation and gas transportation costs, partially offset by higher sold gas volumes. Additionally, the gross margin on sales decreased by 38% in the fiscal year ended December 31, 2023, compared to 46% in the fiscal year ended December 31, 2022.

The oil and gas segment selling expenses increased to US$49 million in the fiscal year ended December 31, 2023, against US$45 million in the fiscal year ended December 31, 2022, mainly due to the higher transportation cost of exported gas.

Administrative expenses from the oil and gas segment increased by 23%, to US$74 million, for the fiscal year ended December 31, 2023, compared to US$60 million for the fiscal year ended December 31, 2022, mainly explained by higher labor costs.

Oil and gas segment exploration expenses recorded a US$7 million loss in the fiscal year ended December 31, 2023, on account of the relinquishment of the Río Atuel block, whereas no expenses were recorded for the fiscal year ended December 31, 2022.

Other net operating income and expenses from the oil and gas segment recorded a higher profit of 54%, reaching US$54 million in the fiscal year ended December 31, 2023, against US$35 million in the fiscal year ended December 31, 2022. This variation corresponds mainly to higher interest on late payments, mainly to CAMMESA and IEASA, and higher revenues from exports settled at CCL FX associated with the Export Growth Program. These effects were partially offset by lower Plan Gas.Ar subsidies and higher environmental remediation and debit and credit tax charges.

The oil and gas segment recorded PPE and inventory impairment charges for US$38 million in the fiscal year ended December 31, 2023, a 27% increase compared to the same period of 2022, with a US$30 million charge. This variation is explained by the reserve reduction at Rincón del Mangrullo and the lower recoverability at El Tordillo due to the proximity to the concession’s expiration.

The impairment in financial assets from the oil and gas segment recorded US$2 million losses for the fiscal year ended December 31, 2022. In contrast, no charges were recorded for the fiscal year ended December 31, 2023.

The oil and gas segment operating income decreased by 28%, to US$140 million profit for the fiscal year ended December 31, 2023, against US$194 million for the fiscal year ended December 31, 2022. This variation was mainly due to increased costs and operating expenses from higher activity and lower oil sales. These effects were partially offset by higher sold gas volumes. The operating margin on sales for the fiscal year ended December 31, 2023 amounted to 21%, against 30% in the fiscal year ended December 31, 2022.

The oil and gas segment’s net financial results recorded losses of US$216 million for the fiscal year ended December 31, 2023, 62% higher than US$133 million reported in the fiscal year ended December 31, 2022, mainly due to higher financial interest losses and net FX differences, partially offset by better results from the holding of financial securities.

The oil and gas segment recorded an income tax benefit of US$29 million for the fiscal year ended December 31, 2023, against US$16 million losses for the fiscal year ended December 31, 2022.

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The oil and gas segment recorded a US$47 million loss for the fiscal year ended December 31, 2023, against US$45 million profit for the fiscal year ended December 31, 2022, both fully attributable to the Company’s shareholders.

Petrochemicals segment

Petrochemicals segment, consolidated Figures in US$ million	Fiscal year
	2023	2022	∆%
Sales revenue	507	617	-18%
Local market sales	359	425	-16%
Foreign market sales	148	192	-23%
Cost of sales	(444)	(536)	-17%

Gross profit	63	81	-22%

Selling expenses	(15)	(17)	-12%
Administrative expenses	(6)	(5)	+20%
Other operating income	13	1	NA
Other operating expenses	(7)	(6)	+17%
Impairment of inventories	(3)	(2)	+50%

Operating income	45	52	-13%

Finance costs	(3)	(3)	-
Other financial results	15	6	+150%
Financial results, net	12	3	+300%

Profit before tax	57	55	+4%

Income tax	(27)	(15)	+80%

Net income (loss) for the period	30	40	-25%

Sales from the petrochemicals segment reached US$507 million in the fiscal year ended December 31, 2023, 18% lower than US$617 million in the fiscal year ended December 31, 2022, mainly due to a fall in local and international reference prices and to a lower extent, to a lower traded volume of petrochemical products.

Total sold volumes for the fiscal year ended December 31, 2023 decreased by 4% compared to the fiscal year ended December 31, 2022. The following table shows sales volumes in the petrochemicals segment:

Volume sold in k ton	For the fiscal year ended December 31,
	2023	2022
Styrene & polystyrene	112	114
SBR	43	46
Reforming	250	262
Total	405	421

Cost of sales from the petrochemicals segment decreased by 17%, to US$444 million, for the fiscal year ended December 31, 2023, against US$536 million for the fiscal year ended December 31, 2022, partially explained by lower raw material costs due to the decrease in international reference prices and traded volumes.

The petrochemicals segment gross profit decreased by 22%, to US$63 million, in the fiscal year ended December 31, 2023, compared to US$81 million in the fiscal year ended December 31, 2022, mainly accounted by lower margins in the SBR, styrene and reforming businesses, which costs exceeded average selling prices. This was offset by a higher margin in the polystyrene business, mainly in the local market. The gross margin on sales was 12% and 13% for the fiscal years ended December 31, 2023 and 2022, respectively.

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Selling expenses from the petrochemicals segment decreased by 12%, to US$15 million, for the fiscal year ended December 31, 2023, against US$17 million for the fiscal year ended December 31, 2022, mainly due to lower transportation charges, taxes, duties, rates and contributions.

Administrative expenses from the petrochemicals segment reached US$6 million for the fiscal year ended December 31, 2023, a 20% increase compared to US$5 million in the fiscal year ended December 31, 2022, explained by higher labor costs.

Other net operating income and expenses from the petrochemicals segment recorded a profit of US$6 million for the fiscal year ended December 31, 2023, against US$5 million losses for the fiscal year ended December 31, 2022, mainly due to higher revenues from exports settled at the CCL FX rate under the Export Growth Program.

The inventory impairment charge recorded a US$3 million loss in the fiscal year 2023, compared to a US$2 million loss in 2022.

Operating income from the petrochemicals segment amounted to US$45 million for the fiscal year ended December 31, 2023, a 13% decrease compared to US$52 million for the fiscal year ended December 31, 2022. The operating margin on sales for the fiscal year ended December 31, 2023 amounted to 9%, against 8% in the fiscal year ended December 31, 2022.

The petrochemicals segment recorded a net financial profit of US$12 million for the fiscal year ended December 31, 2023, far superior to US$3 million reported in the fiscal year ended December 31, 2022. The variation is mainly due to higher net profits from FX differences on AR$-denominated debts.

The petrochemicals segment recorded an income tax charge of US$27 million for the fiscal year ended December 31, 2023, against a US$15 million charge for the fiscal year ended December 31, 2022, mainly due to higher pre-tax earnings.

The petrochemicals segment recorded a net profit of US$30 million for the fiscal year ended December 31, 2023, a 25% decrease compared to US$40 million for the fiscal year ended December 31, 2022, both fully attributable to the Company’s shareholders.

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Holding and others segment

Holding and others segment, consolidated Figures in US$ million	Fiscal year
	2023	2022	∆%
Sales revenue	14	20	-30%
Local market sales	14	20	-30%

Gross profit	14	20	-30%

Administrative expenses	(55)	(38)	+45%
Other operating income	3	44	-93%
Other operating expenses	(22)	(9)	+144%
Impairment of intangible assets	2	(6)	NA
Impairment of financial assets	-	(2)	-100%
Income from the sale of associates	9	-	NA
Results for participation in associates & joint businesses	16	40	-60%

Operating income	(33)	49	NA

Finance income	7	9	-22%
Finance costs	(45)	(36)	+25%
Other financial results	278	116	+140%
Financial results, net	240	89	+170%

Profit before tax	207	138	+50%

Income tax	(95)	(20)	NA

Net income for the period	112	118	-5%

Sales from the holding and others segment decreased by 30%, recording US$14 million and US$20 million during fiscal years ended December 31, 2023 and 2022, respectively, explained by lower accrued fees.

As no sales costs were recorded, gross profits from this segment were also US$14 million and US$20 million for the fiscal years ended December 31, 2023 and 2022, respectively.

Administrative expenses from the holding and others segment increased by 45%, to US$55 million, for the fiscal year ended December 31, 2023, compared to US$38 million for the fiscal year ended December 31, 2022, mainly due to higher compensation agreement charges associated with the better stock performance.

Other net operating income and expenses from the holding and others segment recorded a US$19 million loss for the fiscal year ended December 31, 2023, compared to a US$35 million profit for the fiscal year ended December 31, 2022. This variation corresponds mainly to the US$37 million compensation received in 2022 under the arbitration complaint in Ecuador and, to a lower extent, higher debit and credit tax charges and provisions for contingencies.

The holding and others segment’s intangible asset impairment registered a US$2 million recovery for the fiscal year ended December 31, 2023, compared to US$6 million losses for the fiscal year ended December 31, 2022.

No financial asset impairment results were recorded in the holding and others segment for the fiscal year ended December 31, 2023, against US$2 million losses for the fiscal year ended December 31, 2022, mainly due to tax credits.

The results of the sale of participation in the holding and others segment recorded a US$9 million profit in the fiscal year ended December 31, 2023. In contrast, no charges were recorded for the comparative fiscal year.

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The holding and others segment results for participation in associates and joint businesses recorded US$16 million profit for the fiscal year ended December 31, 2023, 60% lower than the US$40 million disclosed in the fiscal year ended December 31, 2022. This variation is mainly explained by lower profits from the stakes in CITELEC and CIESA, partially offset by a higher result from the interest in OCP at the end of the fiscal year ended December 31, 2023 and losses from the interest in Refinor recorded in 2022.

Operating results from the holding and others segment recorded a US$33 million loss for the fiscal year ended December 31, 2023, compared to US$49 million profit for the fiscal year ended December 31, 2022. This variation is mainly explained by lower results from participation in associates and joint businesses, the recording of the compensation receivable under the arbitration complaint in Ecuador in 2022, and higher operating expenses. These effects were partially offset by higher profits at OCP.

Net financial results from the holding and others segment recorded a US$240 million profit for the fiscal year ended December 31, 2023, against a profit of US$89 million for the fiscal year ended December 31, 2022, mainly due to higher net FX profits resulting from the higher devaluation over the passive monetary position, partially offset by higher tax interest losses.

The holding and others segment recorded an income tax charge of US$95 million for the fiscal year ended December 31, 2023, compared to a US$20 million charge in the fiscal year ended December 31, 2022, mainly due to improved pre-tax earnings.

The holding and others segment recorded a profit of US$112 million for the fiscal year ended December 31, 2023, 5% lower than US$118 million reported for the fiscal year ended December 31, 2022, both fully attributable to the Company’s shareholders.

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13.	Dividend policy

To establish a clear, transparent and consistent practice allowing shareholders to make informed decisions, all of this in consonance with the Company Bylaws and the applicable legal and regulatory framework in force, the Company has implemented a Dividend Policy setting the guidelines to maintain a proper balance between distributed amounts and Pampa’s investment plans.

Annually, the Board of Directors prudently assesses the possibility of paying dividends to shareholders within each fiscal year, analyzing the economic circumstances prevailing at the time with particular attention.

In fiscal year 2024, we do not plan to pay cash dividends on our ordinary shares or ADS. All available funds and profits will be retained to apply them to the operation and expansion of our businesses, further strengthening Pampa’s operating capacity and strategic position in the Argentine energy market.

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14.	The Board’s proposal

Results for the fiscal year recorded profits of AR$34,488 million, which added to FX translation differences in the amount of AR$146,139 million, total of AR$180,627 million retained earnings as of December 31, 2023. Consequently, the Board unanimously resolves to propose to the Shareholders’ Meeting:

•	Releasing AR$539 million of the statutory reserve since it exceeds the legal limit of 20% of the capital stock, considering associated exchange differences, allocating it to the voluntary reserve; and
•	Allocating the amount of AR$180,627 million to the voluntary reserve.

In this sense, the Company is not planning to pay dividends to retain all funds and apply them to and/or have them available for:

i.	The operation and expansion of our business, considering planned ordinary and extraordinary investments, including wind expansion works at PEPE VI (a project that contemplates the installation of a total 300 MW wind power capacity in three stages, having started the first two and estimating their completion for the second half of 2024), natural gas production investments committed under Plan Gas.Ar Plan and the continuation of the exploration campaign at our gas and crude oil blocks targeting the Vaca Muerta formation;
ii.	Making the most of any investment possibilities that may arise and offering significant opportunities for the growth, expansion and synergy of our business;
iii.	Given the current financial situation and the uncertain collection projections for gas and energy from CAMMESA and Plan Gas.Ar and ENARSA subsidies, maintaining a proper liquidity level allowing us to meet our present and future obligations, including, but not limited to and if necessary, current expenses; and
iv.	Taking the necessary measures to safeguard the interests and value of the Company shareholders’ investment given the current market volatility scenario.

All of this is in line with the Company’s Dividend Policy.

Finally, we would like to express our gratitude to everyone who has shaped Pampa Energía into the largest independent energy integrated company in Argentina. To all of them, shareholders who rely on us, advisors, customers and suppliers, a warm vote of thanks.

City of Buenos Aires, March 6, 2024.

THE BOARD OF DIRECTORS

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Appendix I: Corporate governance report

The Board has drawn up the following report on the degree of application of the principles set out in the Code of Corporate Governance for the fiscal year ended December 31, 2023, under the CNV Rules (Sect. 1, Title I, Chapter I of Part IV), as restated in 2013 and amended by CNV General Res. No. 797/19.

A.	The Board of Directors functions

Principles

i.	The Company must be led by a professional and qualified Board of Directors, which will be in charge of laying the necessary foundations to guarantee the Company’s sustainable success. The Board is the Company's guardian and all its shareholders' interests.
ii.	The Board will be responsible for determining and promoting the corporate culture and values. In its actions, the Board should ensure compliance with the highest standards of ethics and integrity based on the Company’s best interests.
iii.	The Board will be responsible for pursuing a strategy inspired by the Company’s vision and mission, aligned with its values and culture. The Board will constructively engage with the management to ensure the proper development, execution, monitoring and modification of the Company’s strategy.
iv.	The Board will exercise permanent control and supervision over the Company’s management, ensuring that it takes measures towards implementing the strategy and the business plan approved by the Board.
v.	The Board will have the necessary mechanisms and policies to exercise its duties and those of its members efficiently and effectively.
1.	The Board of Directors generates an ethical working culture and sets out the Company’s vision, mission and values.

The Code of Conduct approved by our Board sets out Pampa’s vision, mission and values and the conduct expected from the Company members in their daily activities and long-term decisions. The Code of Conduct reflects the values and encourages a strong commitment to honesty and transparency. It is also underpinned by respect for diversity, the community, and the environment, as well as working with excellence as a team14. In addition, Pampa has an Ethics Committee, which mission is proactively ensuring respect for business ethics and integrity.

Moreover, Pampa has a policy against fraud, corruption and other irregularities, approved by the Board of Directors, which reaffirms transparency and ethics as essential behaviors to lead the Company’s business and achieve sustainable growth. This policy prohibits fraud, corruption in any form and any act of misconduct within the Company, complementing the principles and values defined in our Code of Conduct. As explained above, the Company applies the recommended practice.

14 For further information, see Practices 22 and 23 in Appendix I to this Annual Report.

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2.	The Board of Directors sets the Company’s general strategy and approves the management’s strategic plan. In doing so, the Board considers environmental, social and corporate governance factors. The Board of Directors oversees its implementation using key performance indicators and considers the Company’s best interests and all its shareholders.

Regarding the Board of Directors, the Company applies the practice considering several indexes, factors, risks and projections analyzed by the management, as well as the environmental, social, health and safety aspects detailed in the Annual Sustainability Report. In line with Pampa’s strategy, it approves an annual budget guiding all the sectors’ activities in the following fiscal year. The Executive Financial and M&A Department develops and oversees compliance with the strategy and budget.

In this line, in January 2022, Pampa issued its first ‘Green Bond’15 to fund the construction of PEPE IV. Also, in April 2023, the Company issued a second ‘Green Bond,’ in which proceeds were applied to the construction of PEPE VI. These issuances reflect the Board and the Company’s commitment to financing projects that positively impact the environment and diversify the country’s energy generation matrix. Moreover, they exemplify how the Board leverages several factors to guide its decisions, aligning them with the Company’s general strategy.

3.	The Board oversees the management and ensures that it develops, implements and maintains a proper internal control system with clear reporting lines.

The Company adopts the Integrated Internal Control Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO Report’) to evaluate the effectiveness of internal controls that mitigate the risks threatening the reliability of accounting and financial information. In this sense, the Board approved Pampa’s organizational chart, which includes the following reporting lines:

•	An internal control team to develop controls in the different organizational areas;
•	An Internal Audit team to evaluate the design and execution of the defined controls;
•	The appointment of process owners and leaders to account for the defined controls’ effectiveness and update; and
•	Periodic presentations of progress and results of process assessments to the Audit Committee, CEO, and CFO.

Pampa also has an Audit Committee consisting exclusively of independent directors, who are responsible for supervising the internal control system.

The Company applies the recommended practice since, at least quarterly, a report is submitted to the Board detailing relevant events and analyzing the main management indicators. This practice allows the Board to learn about the obtained results and assess the Company’s performance.

Additionally, continuous Board-management interaction is encouraged, with members of different departments participating in Board meetings to address specific queries to ensure the Board’s effective monitoring of the objectives set for the year. Pampa values the interaction between the Board of Directors and the management (including the Board’s members exercising executive functions) as an enriching factor to control and understand performance. All the Board members’ preparation and professional credentials allow for an open and sincere discussion on management.

15 For further information, see section 7.2 of this Annual Report.

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Lastly, and as detailed in the different Practices set out in Appendix I to the Annual Report, Pampa implements various initiatives to guarantee a proper internal control environment, such as the Integrity Program (Practice 23), the Code of Conduct (Practices 1, 22 and 23), the Policy against Fraud, Corruption and other Irregularities (Practices 1 and 23), a whistleblower channel for reporting suspected misconduct (Practice 23), several Corporate Governance policies described throughout the Annual Report and this Appendix and the corporate risk management (Practice 17), among others.

4.	The Board of Directors designs the corporate governance structure and practices, appoints the responsible person for their implementation, monitors their efficiency, and suggests changes if necessary.

In line with best practices, the Board approves the various corporate governance policies applicable throughout the Company. Besides, as described in Practice 1, it monitors their implementation, adjusting them to the Company’s reality. In this sense, the Board periodically checks the existing policies, advising the Board to review, update and/or modify them. As a result, in recent years, the Board of Directors has approved and/or updated several policies, such as the Policy against Fraud, Corruption and other Irregularities, Best Security Trading Practices, Related-Party Transactions, Material Information Disclosure, Compensation, Nomination, Dividends and Integrated Management. On the other hand, it regularly monitors the Company’s Integrity Program.

In addition, in compliance with NYSE regulations, on November 8, 2023, the Board of Directors approved its Clawback Policy. The policy describes the circumstances under which Pampa will recover erroneously awarded compensation and the applicable procedure, all per the Standards for Recovery under Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC.

Lastly, the Board analyzes whether specific committees are needed to apply different policies. If it determines that a particular committee is not necessary, the Board delegates its application, monitoring, and review to the area in which it feels competent to such effect. In the way detailed, the Company applies the recommended practice.

5.	The Board’s members have enough time to exercise their duties professionally and efficiently. The Board and its Committees have clear and formalized rules for their operation and organization, which are disclosed on the Company’s website.

Board members’ dedication to tracking issues submitted for their approval, follow-up and monitoring, and receiving information before meetings to facilitate efficient decision-making reflect the Company’s application of good corporate governance practices. Likewise, the participation of certain directors in executive functions provides daily contact in its administration, leveraging understanding and monitoring of daily operations.

Regarding Board members’ professionalism, as established in our Nomination Policy, the evaluation of candidates to be presented to the Shareholders’ Meeting takes into consideration criteria such as independence, diversity, age, skills, experience, knowledge of the Company’s business and industry, and possible incompatibilities to guarantee the Board’s diversity.

Moreover, the Board and its Committees (the Audit, Compensation and Nomination Committees) have their respective internal rules governing their functioning, which are available on our website. These rules mainly describe matters concerning the directors’ powers and responsibilities and the holding of meetings. The Company applies the recommended practice in the way described above.

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B.	Board of Directors Chair and Corporate Secretary’s Office

Principles

vi.	The Board’s Chair oversees compliance with the Board’s duties and leads its members. It should generate a positive working dynamic, promote constructive engagement by its members, and ensure that the members have the elements and information necessary for decision-making. This also applies to the committees' Chairs regarding their functions.
vii.	The Board’s Chair will lead processes and establish structures seeking Board members’ commitment, objectivity and competence, and the best possible performance of the body as a whole and its evolution according to the Company’s needs.
viii.	The Board’s Chair will ensure that the entire Board of Directors is engaged in and responsible for the General Manager’s succession.
6.	The Board of Directors Chair is responsible for adequately organizing Board meetings, preparing the agenda, ensuring collaboration among the other members, and guarantees that they receive the necessary materials with enough time to participate in meetings efficiently and well-informedly. Each Committee’s Chair has the same responsibilities for their meetings.

The Company applies the recommended practice as it has a corporate secretary under the Board of Directors’ Rules and Regulations published on our website. It schedules and coordinates the meetings of the Board and its different Committees within its scope. These meetings are convened as per the provisions of each applicable regulation, and the necessary documentation is attached so that directors may analyze the topics to be addressed in advance. This process is always carried out under the supervision of the Board’s Chair and the respective Committees16.

7.	The Board of Directors Chair ensures the board’s proper internal functioning by implementing formal annual assessment processes.

Annually, Pampa’s Board performs a self-assessment questionnaire, enabling analysis and evaluation of its performance and management. Each director completes this self-assessment, which the Legal Affairs Executive Department analyzes. Based on the results, and if necessary, this department proposes measures to improve the body’s performance. This process allows for the evaluation the Board’s proper internal functioning, thus applying the recommended practice.

8.	The Chair generates a positive and constructive work environment for all the Board members and ensures they receive ongoing training to stay permanently updated and enable them to exercise their duties properly.

The Company follows the practice as described below. The Chair leads the Board of Directors’ meetings, ensuring its orderly progress, facilitating its proper development, and coordinating the body’s correct functioning through the Board’s corporate secretary. In the Chair’s absence, meetings are presided over by the Vice-chair or any other Board member if both are absent. Meetings are convened within the terms established in the body’s regulations to guarantee that the Board members have access to the information and enough time to analyze it.

16 For further information, see Practice 9 in Appendix I to this Annual Report.

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Besides, directors serving executive functions are in permanent contact with Pampa’s different areas and their daily management, providing them with a comprehensive vision of the business and constant updates on relevant issues. In Board meetings, members of the different departments are invited so that they may answer queries on specific topics, thus ensuring monitoring and follow-up of the goals set for the fiscal year. This update extends to independent directors who are members of the Audit Committee, also within the scope of this body.

The Company implemented a continuous training process for the Company’s Board members in different key areas to properly exercise their duties. In this sense, during fiscal year 2023, several training activities on Oil and Gas Reserves and Cybersecurity —key issues for the Company’s development— were conducted within the scope of the Audit Committee, inviting all Board and Supervisory Committee members. This process will continue in fiscal year 2024.

9.	The Corporate Secretary’s Office supports the Board’s Chair in its administration and assists in communications among shareholders, the Board and the management.

Pampa applies the recommended practice as it has a Board of Directors’ corporate secretary within the scope of the Legal Affairs Executive Department, which main duties are as follows: (i) coordinating the agendas for Board meetings jointly with the Board’s Chair and the other members, as well as with the management, ensuring that the Board may address critical social performance issues; (ii) organizing the advance preparation and submittal of the required information for Board meetings; (iii) coordinating the drawing up, dissemination and approval of the meetings’ minutes; (iv) facilitating communication among Board members, the management and their counselors; (v) filing the Board meetings’ documentation; (vi) performing the same functions for the other Company Committees created within the Board’s scope; (vii) coordinating Shareholders’ Meetings, the shareholders’ registry and the participation of directors in the meetings; (viii) preparing, updating and sending the onboarding program for the new Board members; and (ix) performing all administrative procedures associated with the Board of Directors, the Committees, and the Shareholders’ Meeting. Thus, the Board’s Chair may supervise these functions without losing focus on its primary role.

10.	The Board’s Chair ensures participation by all its members in developing and approving a succession plan for the Company’s General Manager.

Even though there is no specific plan regulating its succession line, the Company applies this practice and its respective principles since the Board has considered the organizational structure and appointed its CEO and CFO. To such effect, it has assessed the potential candidates’ personal and professional qualifications. It is worth highlighting that the Board Chair’s role differs from that of the CEO. In this sense, the Board’s Chair, jointly with the Human Resources department, establishes, in alignment with the Company’s mission, vision and values, the characteristics and values required of the CEO’s successor. Currently, a succession plan is not deemed necessary.

C.	Composition, nomination and succession of the Board of Directors

Principles

ix.	The Board of Directors should have adequate independence and diversity levels to decide in the Company’s best interests, avoiding group thinking and decision-making by dominant individuals or groups.
x.	The Board of Directors should guarantee that the Company has formal procedures for the proposal and nomination of candidates to hold positions within the Board under a succession plan.

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11.	The Board of Directors has at least two members with an independent status according to the current criteria established by the CNV.

The Company applies the recommended practice since, as of the issuance of the Annual Report, the Board of Directors has three independent directors and two independent alternate directors[1]. Moreover, as mentioned in Practice 3, the Audit Committee consists exclusively of independent members, exceeding the local regulations’ requirements, which only provide for most members.

12.	The Company has a Nomination Committee consisting of at least three members and presided over by an independent director. If chairing the Nomination Committee, the Board’s Chair will refrain from participating in the discussions for their own successor’s appointment.

Pampa’s Board of Directors approved its Nomination Policy, under which a Nomination Committee was created to assist Pampa’s Board and Shareholders’ Meeting in the Board members’ nomination and appointment process.

This committee reports to Pampa’s Board and comprises three regular members and an equal or smaller number of alternate members. The Chair is independent according to the CNV rules. Therefore, the Company applies the recommended practice.

13.	Through the Nomination Committee, the Board of Directors develops a succession plan for its members, guiding the candidates’ pre-screening process for filling vacancies. It considers the non-binding recommendations its members, General Manager and shareholders made.

Pampa’s Board approved the Nomination Policy detailed in the previous practice, which sets the general guidelines regarding independence, incompatibilities and diversity among Board members. Under this policy, a Committee was created to describe the nominees’ identification and evaluation process and assist the Board and shareholders so that they may have all the necessary elements to select nominees at the Shareholders’ Meeting in compliance with the applicable legal provisions and particularly, section 12 of Pampa’s Bylaws. This section establishes the selection method for directors elected upon candidate lists, thus ensuring greater transparency in the process.

Moreover, this Committee performs a prior and non-binding assessment of the candidates the Board has deemed fit to cover vacant positions. The Committee considers factors such as independence, diversity, age, skills and experience, among others, to determine their suitability based on objective criteria and within an equal opportunity framework. As of this date, the Company’s Board is comprised of members with diverse professions, such as degrees in economics and business administration, financial advisors, engineers, and lawyers, among others. Of the 16 directors, 8 are women (3 regular and 5 alternate). All directors receive the same compensation, thus ensuring diversity and a culture of inclusion, advancing analysis, discussion and fair decision-making. In the way described, the Company applies the recommended practice.

14.	The Board of Directors implements an onboarding program for its newly elected members.

The Company applies the recommended practice since the Board, through its Corporate Secretary, provides new members with an onboarding program that includes a general overview of the Company and its main corporate bodies, corporate governance practices, Code of Conduct, and main policies. In addition, they are provided with the necessary documentation and information to perform their duties. New members are added to the Board of Directors’ distribution list to have the essential documentation before their first participation in a Board meeting. Finally, meetings are coordinated with leaders of each area, allowing new members to dispel their doubts and become acquainted with the Company’s business. Pampa’s managers are available to provide answers and supplement all the information the directors may require within the framework of permanent interaction set out in Practice 8 in Appendix I of this Annual Report.

[17] Although Pampa's shareholders' meetings held on April 27, 2022 and December 27, 2022 appointed 5 independent directors and 5 independent alternate directors, on September 12, 2023 and November 29, 2023, Mr. Darío Epstein and Ms. María Renata Scafati, respectively, resigned from their positions as independent directors. Moreover, on November 22 and 29, 2023, Mmes. Diana Mondino and Emilse Juárez, respectively, resigned from their positions as alternate independent directors. These resignations were approved by the Company's Board of Directors at the meetings held on November 8, 2023, December 14, 2023 and January 4, 2024. Their replacements will be appointed at the next Annual Shareholders’ Meeting.

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D.	Compensation

Principle

xi.	The Board should generate incentives through compensation to align the management —led by the General Manager— and the Board with the Company’s long-term interests so that all directors may comply with their obligations towards shareholders equitably.
15.	The Company has a Compensation Committee consisting of at least three members, all independent or non-executive.

Following our Compensation Policy, Pampa has a Compensation Committee assisting it and/or the Shareholders’ Meeting in Board compensation matters and preparing and monitoring policies and/or compensation plans and/or benefits for Board members. This policy establishes that the remuneration of the Board’s members should be proportionate to that collected in domestic peer companies.

The Compensation Committee, which reports to Pampa’s Board, comprises three regular members and an equal or smaller number of alternate members, who may not serve executive functions at Pampa. Currently, all its members are independent. In the way described, the Company applies the recommended practice.

16.	Through the Compensation Committee, the Board of Directors establishes a compensation policy for the General Manager and the Board of Directors members.

Pampa applies the recommended practice since it has a Compensation Policy that provides that the Compensation Committee should render its prior opinion so that directors’ compensation is in line with that received by domestic peers’ directors and per the applicable laws and the CNV rules. The committee’s opinion is reported to the Board of Directors and the Shareholders’ Meeting.

Pampa’s policy on compensation and benefits seeks to ensure external competitiveness and maintain in-house equality. In this line, different surveys are used to adjust our benefit packages and wage structure according to market offers.

Regarding senior management, including Pampa’s CEO and key staff, in 2017, the Board approved variable compensation plans to align their performance with the Company’s strategic plans and establish a clear and direct link between shareholder value creation and these officers’ compensation.

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E.	Control environment

Principles

xii.	The Board of Directors should ensure a controlled environment consisting of internal controls developed by the management, internal audits, risk management, regulatory compliance areas, and external audits that establish the necessary defense lines to guarantee integrity in the Company’s operations and financial reports.
xiii.	The Board should ensure a comprehensive risk management system allowing the management and the Board to direct the Company toward its strategic goals efficiently.
xiv.	The Board should ensure there is a person or department (according to the business size and complexity, the nature of its operations and the risks it faces) responsible for the Company’s internal audit. This audit, aimed to evaluate and audit the Company’s internal controls, corporate governance processes, and risk management, should be independent, objective, and have clearly defined reporting lines.
xv.	The Board’s Audit Committee will comprise qualified and highly experienced members and should exercise its functions transparently and independently.
xvi.	The Board should establish appropriate procedures to ensure the external auditors’ independent and effective performance.
17.	The Board of Directors determines the Company’s appetite for risk and supervises and guarantees the existence of a comprehensive risk management system identifying, assessing and making decisions on the course of action and monitoring the risks faced by the Company, including, but not limited to, environmental and social risks, as well as those inherent in the business in the short and long term.

Pampa implemented a risk management methodology to identify the main risks affecting Pampa. The Board of Directors initially approved the ‘Risk Management Handbook,’ which was later updated and restated as the ‘Risk Management Policy.’

This Policy establishes responsibilities, functions, and methodologies to detect and assess strategic risks affecting Pampa’s businesses and operations. The administration department updates Pampa’s strategic risk map based on the administered businesses.

The Policy establishes responsibilities and methodologies for risk determination with the Audit Committee’s assistance, which is responsible for overseeing its application. The main critical risk factors taken into consideration for Pampa’s analysis include:

•	Strategic risks, including economic, regulatory and political risks;
•	Corporate governance risks, including fraud risk;
•	Process risks, including, but not limited to, those associated with natural disasters, social issues, human resources, IT and operational risks, and
•	Reporting risks.

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The administration department is responsible for including the necessary tests to detect risk indicators and signals in its annual programs, monitor the process’ effectiveness and ensure control and compliance with this policy. In addition, it reports to Senior Management and the Audit Committee on the risk management process and follows up on implementing corrective action plans. Moreover, the administration management endeavors to keep the risk matrices updated, assisting in risk identification and assessment and the follow-up of the derived action plans, keeping the Management and the Audit Committee informed.

The Company discloses the performed financial risk management in its FS, distinguishing by type of risk and describing the strategies or actions to mitigate them. Additionally, when preparing and submitting the 20-F Form before the SEC, it describes the risk factors to which Pampa is exposed. In the way described, Pampa applies this practice.

18.	The Board monitors and reviews the independent internal audit’s effectiveness and guarantees the resources for implementing an annual risk-based audit plan and a direct reporting line to the Audit Committee.

Pampa applies the recommended practice since the Internal Audit Department reports functionally to the Audit Committee and administratively to the CEO.

At the beginning of each fiscal year, the internal audit area submits its proposed annual work plan to the Audit Committee for its review and approval, including the necessary resources for its implementation. The Internal Audit Department submits a quarterly progress report to the Committee, detailing the progress, work performed, and most relevant findings.

Annually, the Audit Committee evaluates the Internal Audit’s independence and performance in its competence areas, reflecting its conclusions in its annual report.

19.	The internal auditor or the members of the Internal Audit department are independent and highly qualified.

The Company applies the recommended practice since, as mentioned in Practice 18, its Internal Audit Department reports directly to the Audit Committee, which evaluates its independence annually.

Pampa’s Internal Audit Department is composed of highly skilled professionals because of their education and training and their experience in the area.

This department has rules that align with the best practices and standards suggested by The Institute of Internal Auditors. To fulfill its functions, the Internal Audit Department has full and unrestricted access to the Company’s records, files, documents, assets, employees and teammates with no time or manner restrictions. It can audit autonomously at any level of the organization, including management levels.

20.	The Board of Directors has an Audit Committee that acts based on rules. The Committee is mainly composed of and is chaired by independent directors and does not include the General Manager. Most of its members have professional experience in financial and accounting areas.

Pampa applies the recommended practice since it has an Audit Committee acting based on its rules, which establish its functions and operating rules. As mentioned in Practice 3, the Committee is composed entirely of independent members, thus exceeding local requirements, which only require an independent majority. Its duties include: (i) expressing its opinion on the Board’s proposal to appoint external auditors and ensuring their independence, reviewing the external and internal auditors’ plans and assessing their performance, issuing an opinion at the time of presentation of the annual FS; (ii) supervising the internal control system and risk management; (iii) rendering its opinion on related-party transactions for a relevant amount, disclosed to the market under the legal regulations in force; (iv) expressing its opinion on the compensation proposals submitted by the Board; (v) rendering its opinion on the conditions for the issuance of shares or convertible securities in the case of a capital increase; and (vi) checking compliance with the applicable standards of conduct.

The Board of Directors seeks to ensure that most Audit Committee members have professional financial and/or accounting expertise, an aspect to be assessed when nominating new Board members and considered by the Nomination Committee in its prior opinion. Moreover, the Audit Committee should appoint one of its members as a financial expert, as Title 407 of the Sarbanes-Oxley Law requires.

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21.	With the Audit Committee’s view, the Board of Directors approves a policy for selecting and monitoring external auditors, establishing the indicators to consider when submitting a recommendation on re-electing or substituting the external auditor for the Shareholders' Meeting.

Upon the presentation and publication of Pampa’s FS, the Audit Committee assesses the external auditor’s independence, planning and performance. This assessment considers several objective indicators, such as the overall quality of presentations to the Audit Committee, presentation of key audit issues, use of technology, prompt response to audit-related services, and experience in the industry and the profession, among others. Under Sect. 18, Title V, Chapter III of the CNV Rules (restated in 2013) and the Audit Committee’s internal rules, an informed opinion is issued in this regard.

Throughout the year, the Committee holds quarterly meetings with the external auditors, coinciding with the review of the Company’s quarterly FS and whenever it deems necessary.

Moreover, Pampa has an external auditor services pre-approval policy, which standardizes an internal process allowing the Audit Committee to grant prior approval to hiring the external auditor to render any authorized service to the Company or its subsidiaries. In this way, the Company applies this practice.

F.	Ethics, integrity, and compliance

Principles

xvii.	The Board should design and establish appropriate structures and practices to promote a culture of ethics, integrity and regulatory compliance that prevents, spots and addresses serious personal or corporate misconduct.
xviii.	The Board will ensure the establishment of formal mechanisms to prevent or, failing that, deal with conflicts of interest that may arise in the Company’s administration and management. It should have standard procedures to ensure that related-party transactions are conducted to pursue the company’s best interests and fair treatment to all its shareholders.

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22.	The Board of Directors approves a Code of Ethics and Conduct reflecting ethical and integrity values, principles, and the Company’s culture. The Code of Ethics and Conduct is informed and binding on all the Company’s directors, managers and employees.

Pampa has a Code of Conduct that serves as a guide for making honest decisions in our daily activities, defining how we pursue our challenges and establishing fundamental principles to ensure a service of excellence for our customers and build relationships with suppliers, teammates, shareholders, authorities, intermediate organizations and the community at large.

The Code of Conduct is available on Pampa’s website and must be expressly accepted by all the Company employees and Pampa’s Board and Supervisory Committee members. Therefore, the Company applies this recommended practice.

23.	The Board establishes and periodically reviews an Ethics and Integrity Program based on risks, dimensions and financial capacity. The management visibly and unequivocally supports the plan by appointing an in-house officer responsible for the development, coordination, supervision and periodical assessment of the program’s effectiveness. The program provides for: (i) periodic training for directors, managers and employees on ethics, integrity and compliance issues; (ii) internal channels for reporting anomalies, which are open to third parties and adequately communicated; (iii) a policy against retaliation protecting individuals who report a complaint; and an internal investigation system which respects the rights of the individuals under investigation and imposes effective sanctions for violations to the Code of Ethics and Conduct; (iv) policies on integrity in bidding processes; (v) mechanisms for the Program’s periodic risk analysis, monitoring and assessment; and (vi) procedures ensuring the integrity and background of third parties and business associates (including the due diligence for the verification of irregularities, illegal acts or the existence of vulnerabilities in corporate transformation and acquisition processes), including suppliers, distributors, service providers, agents and brokers.

Pampa applies the recommended practice through its Integrity Program, which unifies internal actions, mechanisms and procedures to promote integrity and prevent, detect and correct possible irregularities and illegal acts. This Program has been designed following the mandatory and optional requirements provided in Sect. 22 and 23 of Law No. 27,401 and other applicable regulations.

The Board has defined that Pampa’s internal audit department will be internally responsible for leading, developing, coordinating and supervising the Program. Available mechanisms include the Ethics Hotline, an exclusive channel to report any suspected misconduct or breach of the Code of Conduct on a strictly confidential basis. This channel is available through different means (toll-free telephone line, chat, e-mail and website) and is operated by an external provider to ensure information transparency and integrity. Additionally, the Company has policies and procedures describing the process for analyzing and handling received complaints. In this regard, on November 19, 2023, the Audit Committee approved an update of the Procedure for Handling Complaints.

The channel’s responsibility rests with the Audit Committee, which delegates its management to the Internal Audit Department. Internal Audit submits quarterly reports to the Audit Committee on cases received and resolutions adopted, and the Committee oversees the channel’s operation and the resolution of complaints in issues within its authority. Pampa also has policies to support the Program, including:

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•	The Policy against Fraud, Corruption and Other Irregularities, which reaffirms transparency and ethics as necessary behaviors to lead the Company’s businesses and achieve sustainable growth;
•	The Conflicts of Interest Policy, which defines what Pampa considers a conflict of interest and describes the steps to take if a member of the Company participates in this kind of situation; and
•	The Gifts, Entertainment and Travel Policy, which includes definitions, describes when it is acceptable to give and/or receive them and establishes cap values and the application procedure if an exception is required.

These provisions, together with the Code of Conduct, include clauses on the obligation to report any actual or suspected violation of laws and/or regulations, as well as the prohibition of retaliation against anyone filing a report, legitimately and in good faith, or refusing to participate in acts of corruption. In fiscal year 2023, the Company carried out different dissemination and awareness-raising actions on the Program’s contents targeted at all employees.

24.	The Board ensures the existence of formal mechanisms to prevent and address conflicts of interest. In related-party transactions, the Board approves a policy establishing each corporate body’s role and defining how to identify, manage, and disclose transactions detrimental to the company or only to certain investors.

The Code of Conduct’s guidelines establish that all individuals within its scope should avoid conflicts of interest. There is a conflict of interest whenever personal interests interfere or appear to interfere (either directly or indirectly) with responsibilities to Pampa, conditioning (or appearing to condition) the objectivity of each member’s decisions. These guidelines are developed in the Conflicts of Interest Policy, which defines what Pampa considers a conflict of interest and describes the steps to take if a Company member is involved in this kind of situation to guarantee compliance with the law and with our Code of Conduct and Policy Against Fraud, Corruption and Other Irregularities.

Pampa also has a Policy on Related-Party Transactions that provides that all high-value transactions, i.e., for an amount equal to or higher than 1% of Pampa’s shareholders’ equity, involving individuals and/or legal entities considered related parties under Sect. 72 of the CMA should be subject to a specific prior authorization and control procedure. The procedure is carried out under the coordination of Pampa’s executive legal department and involves both Pampa’s Board of Directors and Audit Committee (as applicable). This policy strictly follows the guidelines set out in the current regulations in force (Sect. 72 of the CMA).

Pampa discloses itemized information on contracts executed with related parties in its annual and interim FS in compliance with these regulations. Additionally, all high-value transactions with related parties are submitted to the Audit Committee’s consideration and promptly reported under the caption ‘relevant event’ to both the CNV and the markets where Pampa is listed.

Finally, among its responsibilities, the Audit Committee must provide the market with complete information on transactions that may generate a conflict of interest with members of the corporate bodies or controlling shareholders. It also renders a well-founded opinion on related-party transactions in the cases provided by legislation and, in compliance with the law, issues communications whenever there may be an alleged conflict of interest at Pampa. Moreover, when the Board must address an issue where a director may have a personal interest, that director is prevented from voting. In the way described, the Company applies this practice.

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G.	Shareholder and stakeholder participation

Principles

xix.	The Company should give equal treatment to all its shareholders. It should guarantee equal access to non-confidential information relevant to decision-making at the Company’s Shareholders’ Meetings.
xx.	The Company should promote active involvement by all shareholders based on appropriate information, especially regarding the Board’s composition.
xxi.	The Company should have a transparent Dividend Distribution Policy aligned with the strategy.
xxii.	The Company should take into consideration the interests of its stakeholders.
25.	The Company’s website discloses financial and non-financial information, providing timely and equal access to all investors. The website has a specialized area to address investors’ inquiries.

Pampa applies the recommended practice as it has a website with a dedicated ‘Investors’ section that includes all types of relevant information (FS, filings before regulatory authorities including the SEC and the NYSE, relevant events, corporate governance policies, among others) for shareholders and the general investment community. The investor relations and sustainability department permanently update this site.

This website serves as an information repository and a channel for receiving and handling inquiries. The shareholder and investor relations team is responsible for dealing with these inquiries expertly.

Additionally, the Company has a presence on social media (Facebook, Instagram, Twitter and LinkedIn) to publish relevant information and interact with its followers. The company fosters communication and transparency through these platforms, thus applying the recommended practice.

26.	The Board should ensure a process to identify and classify its stakeholders and a communication channel for them.

At Pampa Energía, we believe proximity, transparency and cooperation are fundamental pillars to building and strengthening long-term relationships with our internal or external stakeholders. Following the guidelines offered by AA1000SES - Accountability, the last materiality assessment conducted in 2021, the Strategic Map and the Balanced Scoreboard, and GRI’s Oil and Gas Sector Standard, we have identified our main stakeholders based on accountability, influence, proximity, dependence and representation. The Company lists its main stakeholders in the Sustainability Report, published annually and available on our website, jointly with the communication channels where the dialog is maintained:

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•	Employees: work environment survey, information-sharing meetings with the founding shareholders, internal website (intranet), institutional website www.pampa.com, Nexo – Human Resources internal communication channel, ethics hotline, Sustainability Report, Microsoft Teams messaging network and social media.
•	Government: accountability under regulations in force, Annual Report and FS, Corporate Governance Report, meetings with officers, institutional website, ethics hotline, Sustainability Report and social media.
•	Community: Social Responsibility Committee, ethics hotline, Sustainability Report, institutional website, meetings and surveys to participants in social investment programs and social media.
•	Investors: Annual Report and FS, Corporate Governance Report, 20-F Form, reports requested by the CNV and the SEC, quarterly earnings releases, earnings videoconferences, ethics hotline, Sustainability Report, investor website ri.pampaenergia.com and social media.
•	Suppliers: meetings with suppliers, ethics hotline, institutional and supplier website, Sustainability Report, SAP ARIBA platform and social media.
•	Customers: institutional website, customer service channel, product and service satisfaction survey, after-sales follow-up, ethics hotline, Sustainability Report and social media.
•	Corporate Associations: ethics hotline, industry meetings, institutional website and social media.
•	Media: institutional website, Annual Report and FS, ethics hotline and social media.
•	Unions: meetings with union representatives, ethics hotline, institutional website, Sustainability Report and social media.

As our operations have a broad geographical scope and a high complexity, decentralization is also a characteristic of our key players’ identification and dialog process. Each asset maps its target audiences, needs and actions to achieve a positive social impact on local communities.

Following the Strategic Map and Balanced Scorecard method, a process was developed to define priority stakeholders, map relevant topics, set relationship-building goals and intervention priorities, and implement concrete action plans for stakeholders. The project covered all the power generation assets in Buenos Aires, Bahía Blanca, Mendoza, Neuquén and Salta. In this way, we strengthen our sustainable management model by involving the assets’ teammates who make decisions at the local level, achieving a more efficient implementation of actions for a higher impact on the business and the community.

In 2023, the process for identifying the material topics for the Sustainability Report was reviewed. We started from the results obtained in the last materiality survey conducted in 2021, where we recorded assessments by our stakeholders and experts consulted, with more than 500 responses and more than 350 comments, which allowed us to prioritize the most significant impacts to report. In addition, we conducted a comprehensive analysis to ensure completeness and avoid omitting any relevant topic. This analysis included the review of our Risk Map, trends in our industry, the material issues identified by the leading companies in the world and Argentina, and the material issues highlighted by international reporting standards such as Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB). The investor relations and sustainability department referred all material topics and the main comments and opinions to the Company’s Board. In the way described, the Company applies the practice.

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27.	Before a Shareholders’ Meeting, the Board submits a 'provisional information package' through a formal communication channel, allowing shareholders to make non-binding comments and share dissenting opinions on the Board’s recommendations. The latter will expressly give its opinion on the received comments, as necessary.

When calling for a meeting, the Company’s Board formulates proposals for each item on the agenda, except in cases of possible conflicts of interest, where it will refrain from submitting a proposal. Any information supporting the topics to be addressed in the Shareholders’ Meetings is placed at the disposal of all shareholders well in advance so that they may perform their analysis and vote accordingly.

The shareholders and the general investment community may make the necessary inquiries through the formal channel mentioned in Practice 25. This allows shareholders to attend the Meeting with precise information, received well in advance, on the topics to be discussed.

It is worth highlighting that Pampa provides the necessary means to maintain a permanent and fluid dialog with its shareholders, not only when calling for a Shareholders’ Meeting. In this sense, shareholders have at their disposal: (i) the communication channel described in Practice 25 in Appendix I of this Annual Report; (ii) the investor relations department, which receives and manages shareholders’ concerns; (iii) quarterly videoconferences to disclose results and interact with the management; and (iv) management and Board members’ attendance to the Shareholders’ Meeting, with the possibility of raising general management questions once the treatment of all formal items has concluded. In the way described, the Company applies the practice.

28.	The Company’s Bylaws contemplate that shareholders may receive the information packages for Shareholders’ Meetings through electronic means and participate in Shareholders’ Meetings virtually, allowing for the simultaneous transmission of sound, images and words, ensuring compliance with the principle of equal treatment to participants.

The Company places the proposals mentioned in the previous item at the disposal of shareholders and investors through the communication channels set by the regulatory bodies (ByMA, CNV, SEC) and the Company’s website, ri.pampaenergia.com. Moreover, as previously mentioned, shareholders can maintain a permanent and fluid dialogue with the Company throughout the year. Besides, Section 30 of the Company’s Bylaws allows for holding Shareholders’ Meetings virtually with the simultaneous transmission of sound, images and words. Due to the above, the Company applies the recommended practice.

29.	The Dividend Distribution Policy is aligned with the strategy and clearly establishes the criteria, frequency and conditions under which dividends will be distributed.

The Company applied the recommended practice since Pampa’s Board approved its Dividend Policy in 2018. This Policy outlines the guidelines for adequately balancing distributed amounts and PaThe Company has applied the recommended practice given that Pampa’s Board approved its Dividend Policy in 2018, which outlines the guidelines for adequately balancing distributed amounts and Pampa’s investment plans. Its purpose is to establish a clear, transparent, and consistent practice that allows shareholders to make informed decisions in line with the Company’s Bylaws and the applicable legal and regulatory framework in force. Based on this policy, the Board of Directors prudently assesses the possibility of paying dividends to Pampa’s shareholders within each fiscal year, analyzing the economic circumstances prevailing at the time with special attention.

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Glossary of terms

Term	Definition
+GC Panel	ByMA’s Corporate Governance Plus Panel
ABOL	Argentine Business Organizations Law No. 19,550
ADR/ADS	American Depositary Receipts
AR$	Argentine Pesos
Bbl	Barrel
BCRA	Central Bank of the Republic of Argentina
Board of Directors / The Board	Pampa Energía’s Board of Directors
Boe	Barrels of oil equivalent
BTU	British Thermal Unit
Bylaws	Pampa Energía’s Bylaws
ByMA	Buenos Aires Stock Exchange
CAMMESA	Argentine Wholesale Electricity Market Clearing Company
CAU	Charge for access and use
CB	Corporate Bond(s)
CCGT	Combined Cycle
CCL	An AR$ security settled in foreign markets
CEADS	Consejo Empresario Argentino para el Desarrollo Sostenible (Argentine Business Council for Sustainable Development)
CEE	Emergency Executive Committee
CENCH	Hydrocarbon unconventional exploitation concession
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CIESA	Compañía de Inversiones de Energía S.A.
CITELEC	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CMA	Capital Markets Act No. 26,831
CNG	Compressed Natural Gas
CNV	Argentine Securities and Exchange Commission
The Code	Pampa’s Code of Corporate Governance
CPB	Central Piedra Buena S.A.
CT	Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán thermal power plant

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Term	Definition
CTG	Güemes thermal power plant
CTGEBA	Genelba thermal power plant
CTIW	Ingeniero White thermal power plant
CTLL	Loma De La Lata thermal power plant
CTP	Piquirenda thermal power plant
CTPP	Parque Pilar thermal power plant
CVP	Variable Production Cost
DIGO	Guaranteed Availability Commitments
DNU	Emergency Executive Order
DoP	Deliver or pay
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation, and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
ENARGAS	National Gas Regulatory Entity
ENARSA	Energía Argentina S.A.
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
ENRE	National Electricity Regulatory Entity
ESG	Environment, Social and Governance
FO	Fuel Oil
FS	Financial Statements
FX	Nominal Exchange Rate(s)
GDP	Gross Domestic Product
GE	General Electric
GO	Diesel Oil
Government / Federal Government	Federal Government of the Republic of Argentina
GT	Gas turbine
GU	Large Users
GU300	Large Users with demands over 300 kW
GUDI	Large Distribution Company Users
GWh	Gigawatt-hour
GyP	Gas y Petróleo de Neuquén S.A.P.E.M.
HI	Hydropower plants
HIDISA	Diamante hydropower plant
HINISA	Los Nihuiles hydropower plant
HPPL	Pichi Picún Leufú hydropower plant

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Term	Definition
ICE	Internal combustion engines
IFRS	International Financial Reporting Standards
INDEC	National Institute of Statistics and Censuses
IT	Information Technology
Kb/kbbl/kboe	Thousand barrels/thousand barrels of oil equivalent
kCal	Kilocalories
Km	Kilometer
Kton	Thousand tons
kV	Kilovolt
kW	Kilowatt
LNG	Liquefied Natural Gas
LPG	Liquefied Petroleum Gas
M&A	Mergers and acquisitions
M3	Cubic meters
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million BTU
ME	Ministry of Economy
Merval	Buenos Aires Securities Market
MEyM	Former Ministry of Energy and Mining
MULC	Free and Single Foreign Exchange Market
MW	Megawatt
MWh	Mega watt-hour
N.a.	Not applicable
NGL	Natural Gas Liquids
NYSE	New York Stock Exchange
OCP	Oleoducto de Crudos Pesados
OldelVal	Oleoductos del Valle S.A.
Pampa / the Company /the Group	Pampa Energía S.A. and its subsidiaries
Pampa Foundation	Pampa Energía Foundation
PEA	Arauco wind farm, stage 1 and 2
PEMC	Mario Cebreiro wind farm
PEN	National Executive Branch
PEPE	Pampa Energía wind farm
PIST	Transportation System Entry Point, or natural gas price at the wellhead

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Term	Definition
Plan Gas.Ar	2023 – 2028 Reinsurance and Enhancement Plan for Federal Hydrocarbon Production, Internal Self-Sufficiency, Exports, Import Substitution, and Expansion of Transportation System for All Hydrocarbon Basins in the Country (DNU No. 730/22) and Argentine Natural Gas Production Promotion Plan – 2020 – 2024 Supply and Demand Scheme (DNU No. 892/20 and supplementary provisions)
Polisur	PBB Polisur S.A.
PPA	Power Purchase Agreement
Priority Demand	Set of residential users, hospitals, schools, healthcare centers, and other essential services (from the launching of Plan Gas.Ar, it does not include CNG)
Q1/2/3/4 22/23	First/Second/Third/Fourth quarter of 2022/2023
QHSE	Quality, Health, Safety, and Environment
Refinor	Refinería del Norte S.A.
Res.	Resolution(s)
RTI	Comprehensive Tariff Review
S&P	Standard & Poor’s Global Ratings
SADI	Argentine Power Grid
SDG	Sustainable Development Goal(s)
SE	Secretariat of Energy
SEC	Security and Exchange Commission
SEE	Sub-secretariat of Electric Energy (former Secretariat of Electric Energy)
SGE	Former Government Secretariat of Energy (former Ministry of Energy)
Solidarity Law	Social Solidarity and Productive Reactivation Law No. 27,541 within the framework of Public Emergency
ST	Steam turbine
Telcosur	Telcosur S.A.
TGS	Transportadora de Gas del Sur S.A.
TJSM	José de San Martín thermal power plant
TMB	Manuel Belgrano thermal power plant
Ton	Metric ton
ToP	Take or pay
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
TWh	Terawatt-hour
US$	US Dollars
VAR	Vientos de Arauco Renovables S.A.U.
WEM	Wholesale Electricity Market

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